03032409

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME J. Sainsbury plc

*CURRENT ADDRESS 33 Holborn
London EC1N 2HT

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 913 FISCAL YEAR 3/30/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]
DAT : 9/26/03





# J Sainsbury plc

Annual Report and
Financial Statements 2002

# Contents

The Chairman's statement, the Group Chief Executive's review, the operating review and the summary financial statement are contained in a separate publication entitled Annual Review and Summary Financial Statement 2002.

The full Annual Report and Accounts of J Sainsbury plc for 2002 comprises this publication together with the Annual Review and Summary Financial Statement 2002. Copies may be obtained through our website www.j-sainsbury.co.uk or by calling Freephone 0800 387504.

**Front cover** Sainsbury's colleague David Dullaghan in the fresh produce department at our Chiswick, London store. Best practice shared with Shaw's in the US, helped us win the title 'Fresh Produce Retailer of the Year'.

**Back cover** Shaw's associate Bob Murphy in the fresh produce department at our Canton, Massachusetts store. Like Sainsbury's, Shaw's is undertaking a major training programme to deliver great service to customers.

# Financial highlights



Group sales – continuing operations[1] £ million
14,261
15,080
15,962
16,940
18,198
98 99 00 01 02
UK and US food retailing sales areas 000 sq ft
16,098
16,981
18,672
19,870
20,610
UK
US
98 99 00 01 02
Sainsbury's Supermarkets like-for-like sales growth[4] %
2.8
0.9
–2.2
1.5
6.0
98 99 00 01 02
Group underlying profit before tax[2] £ million
728
756
580
549
627
98 99 00 01 02

| | 2002 | 2001 | % change |
|---|---|---|---|
| Sales – continuing operations[1] | **£18,198m** | £16,940m | 7.4 |
| Underlying profit before tax[2] | **£627m** | £549m | 14.2 |
| Profit before tax | **£571m** | £437m[3] | 30.7 |
| Underlying earnings per share[2] | **21.5p** | 18.8p[3] | 14.4 |
| Dividend per share | **14.84p** | 14.32p | 3.6 |

1 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Before exceptional items and amortisation of goodwill.
3 Restated for change in accounting policy for deferred tax.
4 Excluding petrol, adjusted to remove the effect on sales of two Easters in a year.

## Total shareholder return was 10 per cent over the year

(the increase in the value of a share, including reinvested dividends, based on the average share price for the three months ended 30 March 2002 compared with the equivalent period in 2001).

**The results for the year reflect good progress across the Group. The Group's underlying profit before tax has increased to £627 million (2001: £549 million), an increase of 14.2 per cent, reversing the profit declines in recent years. Profit before tax after exceptional items and amortisation of goodwill was £571 million (2001: £437 million), an increase of 30.7 per cent.**

In its first full year of recovery Sainsbury's Supermarkets has reversed the profit declines experienced in the previous three financial years and reported a 10 per cent year-on-year profit growth. We have seen a step change in sales performance with like-for-like growth of 6.3 per cent, excluding petrol (Easter contributing 0.3 per cent), the best like-for-like growth reported for over a decade. Significant progress has been made in delivering our transformation programme with accelerated investment in our IT systems, supply chain and the reinvigoration of our stores. This investment programme will continue to drive sales growth and deliver significant cost efficiencies over the long term.

Shaw's, the Group's US supermarket chain, and Sainsbury's Bank continued their recent strong performances with reported operating profit growth of 19 per cent and 66 per cent respectively.

The Group is in a stronger financial position than a year ago and remains focused on delivering long-term, sustainable growth in Sainsbury's Supermarkets, together with exploiting growth opportunities in Shaw's and Sainsbury's Bank.


Group operating profit – continuing operations
£ million
744
730
607
615
679
98
99
00
01
02


Group profit before tax
£ million
691
832
509
437
571
98
99
00
01
02


Group underlying earnings per share
26.6
26.8
20.5
18.8
21.5
98
99
00
01
02

The 2001 figures are restated for FRS 19.

**Profit and loss account**

| | 2002 £m | 2001 £m | Increase % |
|---|---|---|---|
| **Sales**[1] | | | |
| Continuing operations | **18,198** | 16,940 | 7.4 |
| Discontinued operations | **8** | 1,501 | |
| | **18,206** | 18,441 | |
| **Operating profit** | | | |
| Continuing operations | **689** | 623 | |
| Profit sharing | **(10)** | (8) | |
| **Total operating profit** – continuing operations[2] | **679** | 615 | 10.4 |
| **Operating (loss)/profit** – discontinued operations | **(2)** | 13 | |
| Net interest payable | **(49)** | (76) | |
| Share of loss in joint ventures | **(1)** | (3) | |
| **Underlying profit before tax** | **627** | 549 | 14.2 |
| Exceptional items[3] | **(42)** | (96) | |
| Amortisation of goodwill | **(14)** | (16) | |
| **Profit before tax** | **571** | 437 | 30.7 |
| Tax[3] | **(200)** | (157) | |
| **Profit after tax** | **371** | 280 | |
| Equity minority interest | **(7)** | (4) | |
| **Profit for the year** | **364** | 276 | 31.9 |
| **Underlying earnings per share** | **21.5p** | 18.8p | 14.4 |
| **Dividend per share** (p per share) | **14.84p** | 14.32p | 3.6 |

1 Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
2 Before exceptional operating costs and amortisation of goodwill.
3 Restated for change in accounting policy for deferred tax (see notes 1, 5 and 10 to the financial statements).

Total Group sales were £18,206 million (2001: £18,441 million), with sales from continuing operations increasing by 7.4 per cent to £18,198 million (2001: £16,940 million). Total operating profit from continuing operations at £679 million (2001: £615 million), was 10.4 per cent up on the previous year with all operations, except JS Developments, making a strong contribution to growth. Total operating profit includes an investment in *Sainsbury's to You*, our home delivery service, which amounted to £50 million, an increase of £10 million over the previous year.

Net interest payable of £49 million was £27 million lower than the previous year, benefiting from the Homebase disposal proceeds and lower interest rates.

Underlying profit before tax at £627 million (2001: £549 million) was 14.2 per cent up on the previous year.


Sainsbury's Supermarkets Operating profit
751
711
518
470
515
98
99
00
01
02

### Sainsbury's Supermarkets

| | 2002 | 2001 |
|---|---|---|
| Sales[1] | **£14,860m** | £13,894m |
| Operating profit[2] | **£515m** | £470m |
| Number of stores | **463** | 453 |
| Sales area (000 sq ft) | **14,349** | 13,746 |
| Full-time employees | **44,000** | 42,300 |
| Part-time employees | **101,400** | 99,600 |

1 Includes VAT.
2 Profit before profit sharing and exceptional operating costs.


Shaw's Supermarkets Operating profit
37
52
79
115
137
98
99
00
01
02

### Shaw's Supermarkets

| | 2002 | 2001 |
|---|---|---|
| Sales[1] | **£3,061m** | £2,743m |
| Operating profit[2] | **£137m** | £115m |
| Number of stores | **185** | 185 |
| Sales area (000 sq ft) | **6,261** | 6,124 |
| Full-time employees | **9,700** | 9,200 |
| Part-time employees | **18,700** | 18,400 |

1 Includes sales tax.
2 Profit before exceptional operating costs and amortisation of goodwill.

### Results from continuing operations

Sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

| | Sales[1] 2002 | | Operating profit[2] 2002 | |
|---|---|---|---|---|
| | £m | % change | £m | % change |
| **Continuing operations** | | | | |
| Sainsbury's Supermarkets | **14,860** | 7 | **515** | 10 |
| Sainsbury's Bank | **165** | 7 | **22** | 66 |
| JS Developments | **112** | (25) | **15** | (40) |
| Shaw's Supermarkets (US) | **3,061** | 12 | **137** | 19 |
| Profit sharing | | | **(10)** | (30) |
| **Total** | **18,198** | 7 | **679** | 10 |

1 Includes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Profit before exceptional operating costs and amortisation of goodwill.

### Continuing operations

**Sainsbury's Supermarkets'** sales increased by 7 per cent to £14,860 million (2001: £13,894 million), and underlying operating profit was up by 9.5 per cent to £515 million (2001: £470 million). Like-for-like sales were up 6.3 per cent excluding petrol (Easter contributing 0.3 per cent) for the year. This represents a step change in sales performance. Sainsbury's Supermarkets have now had five quarters of strong like-for-like growth and outperformed the industry average for total and like-for-like sales growth in the year.

The key drivers of sales growth were the improvements to the customer offer and the acceleration of our store reinvigoration programme. In total, 117 stores were extended (27) or refurbished (90), compared with a total of 50 in the previous year. These are effectively new stores with our latest food and non-food ranges, and sales uplifts from these stores remain encouraging. New formats are currently being trialled or are in the process of being developed which will contribute to our future sales growth. In total 25 new stores were opened, including 15 Locals. A total of 603,000 sq. ft of net new space was added to the estate in the year.

Significant cost efficiencies continue to be delivered. A total of £160 million was delivered in the year, in addition to the £90 million last year, and our cost reduction programme remains on track. Savings have been achieved in the cost of products, whilst maintaining or increasing quality, and through the simplification of end-to-end processes where the implementation of new systems and new fulfilment centres in the supply chain remain the key enablers.

Underlying operating profit of £515 million included the investment in *Sainsbury's to You*, the Group's home delivery service. This investment increased from £40 million last year to £50 million in the current year. Results improved in the second half due to increased sales, lower customer acquisition costs and improved operating efficiencies. We are confident that *Sainsbury's to You* results will improve significantly in the new financial year as sales grow and operating efficiencies continue to improve.

Excluding *Sainsbury's to You*, operating profit increased by 10.8 per cent to £565 million (2001: £510 million) and operating margins (VAT inclusive) for the year increased from 3.7 per cent to 3.8 per cent (VAT exclusive 4 per cent to 4.1 per cent). We are confident that operating margins will continue to improve in the future.

**Shaw's Supermarkets** had another excellent year with like-for-like sales up 3.9 per cent (Easter contributing 0.4 per cent). Underlying operating profit was up 18.9 per cent to £137 million (2001: £115 million) reflecting the full year impact of the successful acquisition of 19 Grand Union stores in 2001, of which 17 have now been smoothly integrated and rebadged as Shaw's.

Excluding the contribution from Grand Union, the underlying increase in profits was a very healthy 15 per cent. The like-for-like sales performance has improved over last year, despite more difficult economic conditions and a mild winter. This was due to a new improved store format and customer offer and the acceleration of the store extension and refurbishment programme. In total, 17 Grand Union stores were fully integrated, 15 Shaw's stores were remodelled, two stores were extended and 11 Star Markets were rebadged as Shaw's. Sales uplifts were very encouraging. Distribution efficiencies resulting from the closure of the East Bridgewater depot, together with the improved trading results from the Connecticut stores have contributed to the 18.9 per cent increase in operating profit and a continuing improvement in operating margin from 4.2 per cent to 4.5 per cent.


Sainsbury's Bank
Operating profit
£ million
-15
-5
3
13
22
98
99
00
01
02

**Sainsbury's Bank**

| | 2002 | 2001 |
|---|---|---|
| Sales | £165m | £154m |
| Operating profit | £22m | £13m |

**Sainsbury's Bank,** 55 per cent owned by the Group and 45 per cent owned by HBoS, achieved strong profit growth of 66.4 per cent to £22 million (2001: £13 million). Adjusting for VAT credits in both years, underlying profit increased by 95 per cent.

Customer acquisition costs are minimised through in-store merchandising and promotion of financial services products. New permanent point of sale programmes had been implemented in 127 stores by the year-end and resulted in significant sales increases. Sales of personal loans doubled and insurance products increased threefold in the year.

**JS Developments** is the Group's project based property development company where, depending on activity, profits can fluctuate from year to year. Fewer projects were completed in the year and three substantial projects were carried forward into 2003. As a result, operating profit at £15 million was down on the previous year (2001: £25 million).

### Discontinued operations

Losses from discontinued businesses were £2 million (2001: profit of £13 million). The withdrawal from Egypt benefited operating profit by £33 million with losses reducing from £35 million last year to £2 million this year. The disposal of Homebase was slightly earnings positive during the year, last year's profit contribution of £48 million being offset by the interest benefit on the disposal proceeds.

### Exceptional items

| | 2002 £m | 2001[1] £m |
|---|---|---|
| **Exceptional operating costs** | | |
| UK business transformation programme[2] | **(30)** | (68) |
| Shaw's Supermarkets | **(8)** | (10) |
| Homebase | **-** | (1) |
| | **(38)** | (79) |
| **Non-operating exceptional items** | | |
| Profit on sale of Homebase | **-** | 24 |
| (Loss)/profit on sale of properties - Homebase | **-** | 43 |
| - other | **(4)** | 27 |
| | **(4)** | 70 |
| Impairment of Egyptian business | **-** | (111) |
| | **(4)** | (17) |
| **Total exceptional items** | **(42)** | (96) |

1 Restated for FRS 19.
2 Including the closure of the Taste joint venture amounting to £5 million.

In October 2000, we announced a major transformation programme in Sainsbury's Supermarkets including upgrading IT systems, supply chain and store portfolio. Due to the scale, scope and pace of this programme it was estimated that exceptional operating costs of between £35 million and £50 million per annum would be incurred for at least three years. These costs primarily relate to the closure of depots and stores and reorganisation costs associated with this programme. In the year, total exceptional operating costs were £38 million, a £41 million reduction over the previous year. These costs included transformation programme costs of £25 million, the cost of the closure of the Taste joint venture amounting to £5 million, and costs of £8 million at Shaw's relating to the closure of the East Bridgewater depot.

Surplus properties were sold in the year generating cash proceeds of £54 million and a property loss of £4 million. No further adjustments were made this year-end to the Homebase profit on disposal nor to the Egyptian impairment provision reported in last year's accounts.

A full withdrawal from the Egyptian business was completed during the year within the costs provided.

Substantial progress has been made in completing outstanding matters associated with the Homebase disposal. It is now estimated that total gross proceeds of around £1 billion will be generated and a further profit on disposal will be realised when the Group's 17.8 per cent retained equity investment in Homebase is sold, and when all outstanding property matters are resolved.


Group capital expenditure £ million
809
772
803
956
1,156
98
99
00
01
02


Group capital expenditure – 2002 £ million
Sainsbury's Supermarkets
1 Existing stores 530
2 New stores 221
3 Supply chain 171
4 Other 101
Shaw's (5) 133
1
2
3
4
5

**Taxation**

The Group's underlying tax charge at £210 million (2001 restated: £187 million), gives an effective underlying rate of 33.5 per cent (2001 restated: 34.1 per cent) before exceptional items and amortisation of goodwill. The underlying rate exceeds the nominal rate of UK corporation tax principally due to the higher rate of tax incurred on US profits and the lack of effective tax relief on depreciation of UK retail properties.

FRS 19 on deferred tax was adopted this year, which has increased the underlying rate for the year by 2 per cent and reduced opening shareholders' funds by £160 million.

FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to FRS 19, the Group's accounting policy was to provide for the deferred tax which was likely to be payable or recoverable.

**Earnings per share and dividends**

Underlying earnings per share before exceptional items and amortisation of goodwill increased by 14.4 per cent to 21.5 pence (2001 restated: 18.8 pence). Basic earnings per share increased by 31.7 per cent to 19.1 pence (2001 restated: 14.5 pence).

A final dividend of 10.82 pence per share is proposed, which represents an increase of 5 per cent over last year. The total proposed dividend for the year is 14.84 pence which represents an increase of 3.6 per cent on last year and dividend cover of 1.3 times. The decision to propose an increase in the final dividend reflects the Directors' confidence in the Group's future growth prospects. This increase is at a lower rate than the increase in earnings, recognising the need to restore dividend cover.

**Cash flow**

**Summary cash flow**

| | 2002 £m | 2001 £m |
|---|---|---|
| **Operating cash inflows** | **1,067** | 922 |
| Net interest | **(69)** | (95) |
| Taxation | **(171)** | (168) |
| Dividends | **(275)** | (274) |
| Payments for fixed assets | **(1,073)** | (960) |
| Purchase of own shares | **-** | (18) |
| Sale of fixed assets | **218** | 453 |
| **Cash outflow before sale and purchase of businesses** | **(303)** | (140) |
| Sale of business | **3** | 636 |
| Investment in joint ventures | **(6)** | (45) |
| Other | **-** | 9 |
| **Net cash (outflow)/inflow before financing** | **(306)** | 460 |
| Issue of ordinary share capital | **17** | 24 |
| Non cash movements | **(8)** | (79) |
| **(Increase)/decrease in net debt** | **(297)** | 405 |
| **Net debt** | **1,156** | 859 |

The Group's net debt has increased by £297 million during the year to £1,156 million.

Operating cash inflow remained strong at £1,067 million, up 16 per cent on last year.

Group capital expenditure for the year was £1,156 million (2001: £956 million). Sainsbury's Supermarkets' capital expenditure was £1,023 million including £221 million on new stores, £530 million on existing stores, £171 million on the supply chain and £101 million on other capital expenditure. Shaw's capital expenditure was £133 million. Group capital expenditure is forecast to be £1.1 billion for 2003.

Sale of fixed assets benefited from Homebase freehold properties disposal proceeds amounting to £196 million, less indemnity payments provided for at the time of the Homebase sale.

Since the year-end £78 million has been received being the partial repayment of vendor loan notes in Homebase.

### Treasury management

Treasury policies are reviewed and approved by the Board. The Group Chief Executive and Group Finance Director have joint delegated authority from the Board to approve finance transactions up to £300 million and responsibility for monitoring treasury activity and performance. Disclosures regarding derivatives and other financial instruments are contained in note 24 to the financial statements. Treasury operations in respect of Sainsbury's Bank are managed separately through HBoS, which maintains a conservative approach to treasury management. Sainsbury's Bank does not undertake any trading activities and only uses derivative instruments to hedge risk. Credit limits have been established for all counter-parties and these are reviewed and approved by Sainsbury's Bank's Board and Risk Management Committee, a sub-committee of the Board. Details of Sainsbury's Bank's interest rate repricing gap are set out in note 24 to the financial statements.

The Group's other major treasury activities are centralised in the Group treasury function. Group treasury operates as a cost centre with Group-wide responsibility for funding, interest rate and currency risk management and UK cash management. Group policy permits the use of derivative instruments but only for reducing exposures arising from underlying business activity and not for speculative purposes.

### Financial instruments

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks arising from its sources of finance. Various financial instruments, e.g. trade debtors, trade creditors, accruals and prepayments, also arise as a direct result of the Group's commercial operations.

The Group finances its operations through a combination of cash generated by operating subsidiaries, bank loans, commercial paper, capital markets, leases and share capital. The Group's long-term borrowings are raised centrally by the parent company and on lent to operating subsidiaries on commercial terms. The Group borrows in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired currency and interest rate profile. The derivatives used for this purpose are principally interest rate swaps and options, cross currency swaps and forward contracts.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, exchange risk and credit risk. The policies were last reviewed by the Board in July 2001.

### Interest rate risk

The Group's exposure to interest rate fluctuations is managed through the use of interest rate swaps and options. The Group's objective is to reduce interest costs whilst maintaining a defined minimal level of interest rate volatility by holding a proportion of the Group's net debt portfolio at fixed or capped rates of interest. Group policy allows the proportion of fixed rate borrowings to vary between 20 per cent and 80 per cent of net debt. As at 30 March 2002, and after taking into account swaps, the proportion of the Group's net debt at fixed rates was 56 per cent (2001: 57 per cent) and the average period for which the fixed rate financial liabilities, including finance leases, were fixed was 6.3 years (2001: 4.9 years).

The average rate of interest during the year was 5.9 per cent (2001: 8.2 per cent). A 1 per cent rise in UK and US interest rates would reduce profit before tax by less than 0.1 per cent. Changes in other currency interest rates would have no significant impact on Group profits.

### Liquidity risk

The Group's exposure to liquidity risk is managed by pre-funding significant cash flow and refinancing obligations, maintaining a diversity of funding sources and spreading debt repayments over a range of maturities.

The Group's principal debt raising operations are arranged through the Company's £750 million Commercial Paper programme and £2 billion Medium Term Note programme. In addition the Group maintains a portfolio of committed facilities with a group of high quality international banks amounting to £620 million as at 30 March 2002 (2001: £620 million). All these facilities expire within one year, although facilities of £495 million contain 12 month term out options under which the Company has the option to draw funds for periods up to this term prior to the expiry date. The facilities act as a store of liquidity and back-stop the Group's commercial paper programme. As at 30 March 2002 there were no drawings under these facilities (2001: £nil).

In July 2001 the Company issued a dual tranche bond comprising Euro 800 million 5.625% Notes due 2008 and £300m 6.5% Notes due 2012. The Euro tranche represents the Company's debut Euro issue. Subsequent to the year-end, the Company issued a further dual tranche Sterling bond comprising £250m 6.125% Notes due 2017 and £350m 6.0% Notes due 2032 and Sainsbury Supermarkets Ltd entered into a £200 million sale and finance leaseback transaction in respect of various store equipment. Proceeds from these transactions will be used to repay maturing borrowings and finance ongoing capital expenditure.

Group policy requires that not more than 25 per cent of borrowings should mature in any one financial year. As at 30 March 2002 the weighted average maturity of the Group's borrowings was six years (2001: 3.2 years). Including the bonds issued after the year-end, the Group's weighted average borrowings maturity has been extended to 11 years.

**Currency risk**
The Group is subject to currency exposure on the translation of the profits and net assets of its US subsidiaries. The Group's policy is to minimise the volatility of its net asset value from unfavourable exchange rate movements by arranging the currency composition of its net debt to provide the best natural hedge for the Group's foreign currency denominated cash flows. Exchange movements on US dollar liabilities created in the UK for the purpose of hedging the Group's US investments are taken directly to reserves. The Group does not actively hedge exchange rate movements on the translation of overseas profits except where those profits are matched by UK foreign currency interest costs.

The Group incurs currency exposure on trade purchases made in currencies other than the relevant operating subsidiaries' functional currency. The Company employs a layered hedging programme of rolling forward contracts to reduce the exchange rate risk associated with these purchases, which may be either contracted or not contracted. Gains and losses on these contracts are deferred until recognition of the purchase, which is normally within one year.

**Credit risk**
The Group's exposure to credit risk is managed by limiting credit positions to banks and financial institutions maintaining strong credit ratings. Counter-party positions are monitored on a regular basis and dealing activity is controlled through the provision of dealing mandates and the operation of standard settlement instructions.

**Balance sheet**
Shareholders' funds increased by £97million to £4,848 million and net debt has increased by £297 million to £1,156 million in the year, increasing Group gearing to 24 per cent (2001 restated: 18 per cent). The adjustment for the change in accounting policy for deferred tax reduced opening reserves by £160 million and increased gearing by 1 per cent.

**Summary balance sheet**

| | 2002 £m | 2001[1] £m |
|---|---|---|
| **Fixed assets** | **7,343** | 6,657 |
| Stock | **751** | 763 |
| Debtors and other assets | **2,591** | 2,460 |
| Cash and current asset investments | **386** | 487 |
| Debt | **(1,542)** | (1,346) |
| **Net debt** | **(1,156)** | (859) |
| Other creditors and provisions | **(4,620)** | (4,217) |
| **Net assets** | **4,909** | 4,804 |
| Equity shareholders' funds | **4,848** | 4,751 |
| Minority interests | **61** | 53 |
| **Capital employed** | **4,909** | 4,804 |

1 Restated for change in accounting policy for deferred tax (see notes 1 and 10 to the financial statements).

**FRS 17 - Retirement benefits**

FRS 17 will be fully adopted by the Group over the next two years. This accounting standard gives rise to a notional surplus or deficit on defined benefit pension schemes based on certain required parameters, some of which are tied specifically to the last day of the financial year and could, therefore, be subject to large year-on-year fluctuations.

At 30 March 2002, the notional deficit, using these prescribed parameters, on the Group's defined benefit pension schemes was £257 million (a gross deficit of £368 million offset by a notional deferred tax asset of £111 million). The new standard does not allow the amortisation of any pension surpluses through the profit and loss account. This credit amounted to £19 million in 2002.

The Group will not account for the profit and loss effect until 2004 as required by FRS 17. If the Group were to do this today, the additional profit before tax charge is estimated to be less than £15 million.

Whatever notional numbers are reported under FRS 17, the Board firmly believes that funding decisions for the Group's schemes should be based on actuarial valuations, undertaken every three years. The Board is committed to balancing the financial security of colleagues with the needs of the Group's shareholders.

**IT - outsourcing**

In the recovery programme outlined in October 2000 the importance of the need to completely replatform and redesign all of Sainsbury's Supermarkets' IT systems was identified. The Board felt that, in view of the scale and pace necessary, outside expertise was required. As a result, in November 2000, Sainsbury's Supermarkets entered into an agreement with Swan Infrastructure plc ('Swan'), a wholly-owned subsidiary of Barclays UK Infrastructure Fund. Under the terms of this agreement, Sainsbury's Supermarkets sold its IT assets to Swan, which will manage its IT operations and build a new systems infrastructure for Sainsbury's Supermarkets under a seven year contract. In turn, Swan contracted with Accenture to manage IT operations for Sainsbury's Supermarkets and build the new system. All Sainsbury's Supermarkets' IT staff were transferred, through Swan, to Accenture.

Since 2000, Accenture has been wholly responsible for managing the ongoing operation of IT support and systems to specified service levels. In addition, Accenture is responsible for developing and delivering a new systems infrastructure to position the UK supermarket business with modern state of the the art technology. This programme is progressing well and will deliver substantial business benefits.

Details of the financial commitment under the seven-year contract with Swan are given in note 31 on page 41. Its operations are funded by net borrowings which will peak at £540 million.

**Shareholder return**

The share price increased from 385 pence at the start of the financial year to 399.5 pence at 30 March 2002 with a range of 326.75 pence to 447.75 pence. The Company's equity market capitalisation at 30 March 2002 was £7.7 billion.

Total shareholder return was 10 per cent (the increase in the value of a share, including reinvested dividends, based on the average share price for the three months ended 30 March 2002 compared with the equivalent period in 2001) with J Sainsbury plc ranked seventh in its peer group of 13 European retailers (see page 12).

# Report of the Directors

**The Directors present their report and audited financial statements for the 52 weeks to 30 March 2002.**

**Principal activities and review of performance**
The Group's principal activities are food retailing and financial services. A review of the performance of the Group and its principal operating subsidiaries during the period is set out in the Operating and Financial Review on pages 2 to 8 of this Report and on pages 3 to 17 of the Annual Review and Summary Financial Statement.

**Dividends**
The Directors recommend the payment of a final dividend of 10.82 pence per share (2001: 10.30 pence), making a total dividend for the year of 14.84 pence per share (2001: 14.32 pence). Subject to shareholders approving this recommendation at the Annual General Meeting, the dividend will be paid on 26 July 2002 to shareholders on the register at the close of business on 14 June 2002.

**The Board**
The Directors are listed on page 20 of the Annual Review and Summary Financial Statement.

Sir Clive Thompson and Robin Whitbread retired from the Board on 25 July 2001 and 15 October 2001 respectively. Lord Levene joined the Board on 1 May 2001 and both Stuart Mitchell and Sara Weller were appointed to the Board on 1 January 2002. Bridget Macaskill joined the Board as a Non-Executive Director on 1 February 2002. All the other Directors served throughout the period.

In accordance with the Articles of Association, John Adshead will retire by rotation at the Annual General Meeting and will seek re-election. Stuart Mitchell, Sara Weller and Bridget Macaskill, who were appointed since the last Annual General Meeting, will also retire and seek re-election. Full biographical details of the Directors seeking re-election are set out on pages 20 and 21 of the Annual Review and Summary Financial Statement.

**Annual General Meeting**
The Annual General Meeting will be held on Wednesday, 24 July 2002 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30am. The Chairman's letter and the Notice of Meeting with explanatory notes on the special business to be transacted at the meeting accompany this Report.

At the Annual General Meeting, resolutions will be proposed to reappoint PricewaterhouseCoopers as auditors and to renew the authority for the Company to make market purchases of its own shares. No such purchase has been made during the period. In addition, shareholders will be asked to approve a new executive share option plan. A detailed summary of the new plan is set out in the Chairman's letter.

**Share capital**
The changes to the issued share capital of the Group are shown in note 27 to the financial statements.

**Major interests in shares**
As at 28 May 2002, the Company had been advised of the following notifiable interests in its shares:

Judith Portrait is a trustee of various settlements, including charitable trusts and the blind trust for Lord Sainsbury of Turville. As at 28 May 2002, the total holdings of these trusts amounted to 27 per cent of the Company's issued share capital.

Christopher Stone, Andrew Cahn and John Rosenheim are trustees of various settlements, including charitable settlements. As at 28 May 2002, the total holdings of the settlements of which they are trustees, as notified to the Company, amounted to 5 per cent, 5 per cent and 3 per cent respectively.

As at 28 May 2002, the notifiable interests, held beneficially and as trustees of charitable and other trusts by Lord Sainsbury of Preston Candover KG, the Hon Simon Sainsbury and the Rt Hon Sir Timothy Sainsbury were 4 per cent, 3 per cent and 3 per cent respectively.

All of the above include duplication.

Franklin Resources Inc. has a notifiable interest of 5 per cent.

**Directors' interests**
The beneficial interests of the Directors and their families in the shares of the Company are shown on page 16. During the year, no Director had any material interest in any contract of significance to the Group's business.

**Market value of properties**
The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £5 billion by a considerable margin.

**Employees, social responsibility and the environment**
The Company has well-developed policies for fair and equal treatment of all employees, employment of disabled persons and employee participation as described in the statement of corporate social responsibility set out on pages 18 and 19 of the Annual Review and Summary Financial Statement.

The Company's Environment Report, which is published on the Internet (www.j-sainsbury.co.uk/environment) describes the Company's environmental policies.

**Policy on payment of creditors**
The policy of the Company and its principal operating companies is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms on the timely submission of satisfactory invoices.

The Company is a holding company and therefore has no trade creditors. The policy and performance of the operating companies in respect of payment to suppliers are set out in their accounts.

**Donations**
During the year donations to UK charitable organisations and local community projects amounted to £11 million (2001: £14 million); see page 19 of the Annual Review and Summary Financial Statement for further details. There were no political donations.

By order of the Board

**Tim Fallowfield**
Company Secretary
28 May 2002

# Statement of corporate governance

**The Company is committed to high standards of corporate governance in its business and has complied throughout the period under review with all the provisions of the Combined Code on Corporate Governance ('the Code'). This statement, together with the Remuneration report, explains how the Company has applied the governance principles of the Code.**

**The Board**

The Board comprises six Executive Directors and six Non-Executive Directors, including the Chairman. Biographical details of the Directors and the changes to the composition of the Board during the year are set out in the Annual Review and Summary Financial Statement on pages 20 and 21. There is a clear division of responsibilities between the Chairman, who is part time, and the Group Chief Executive. All the Non-Executive Directors are considered to be independent. They bring a wide and varied commercial experience to Board deliberations. Lord Levene is the senior Non-Executive Director.

The Board meets 10 times a year, including a two-day strategy conference. There is a formal schedule of matters reserved exclusively for its consideration. It is responsible to shareholders for the strategic development of the Group, the management of assets in a way that maximises performance and the control of the operation of the business. The Board approves the Group's strategic plan and its annual budget and, throughout the year, reviews the performance of the operating subsidiaries against their budgets and targets.

The Group Chief Executive has authority delegated by the Board for implementing the strategy and for managing the Group. In doing so, he works with the Group Executive Committee comprising all of the Executive Directors and certain other senior executives of the Group. The Group Chief Executive also chairs the Boards of Sainsbury's Supermarkets Ltd and Shaw's Supermarkets Inc.

The Company has a programme for meeting Directors' training requirements. Newly appointed Directors who do not have previous public company experience at Board level are provided with appropriate training on their role and responsibilities. New Non-Executive Directors are offered an appropriate induction programme. Subsequent training is available on an ongoing basis to meet particular needs.

The Board has full and timely access to information enabling it to discharge its duties effectively. The Chairman is responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings.

All Directors have access to the advice and services of the Company Secretary. There is an agreed procedure by which members of the Board may take independent professional advice at the Company's expense in the furtherance of their duties. The Company Secretary has responsibility for ensuring that Board procedures are followed. The appointment and removal of the Company Secretary is one of the reserved matters for the Board.

**Board Committees**

The Remuneration, Nomination and Audit Committees have written terms of reference which define their authorities, duties and membership. These committees are made up exclusively of the Non-Executive Directors, other than the Group Chief Executive's membership of the Nomination Committee.

The Remuneration Committee meets four times a year. Its responsibilities include setting remuneration policy for all Executive Directors and determining the remuneration arrangements for individual Executive Directors. The report on Directors' remuneration is set out on pages 12 to 16.

The Nomination Committee advises the Board on the re-election of Directors and meets when necessary. All Directors are required to seek re-election by shareholders at the first opportunity after their appointment and must stand for re-election to the Board every three years under the Company's Articles of Association.

The Audit Committee meets at least three times a year. Its responsibilities include making recommendations on the Company's accounting and reporting policies, reviewing the scope and results of the audit and defining and monitoring internal financial control. It also reviews the performance, independence and objectivity of the auditors. The Committee receives regular reports from the Group internal audit department and the external auditors, and it reviews the interim and annual financial statements before they are considered by the Board. The head of group internal audit has direct access to the Chairman of the Audit Committee. The Company's external auditors attend Committee meetings. The Committee may, at its discretion, meet with the internal and external auditors without management being present.

### Internal control
The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. The system of internal controls is designed to manage rather than eliminate the risk of failure to achieve the Group's business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. It includes all controls including financial, operational and compliance controls and risk management.

The processes used to assess the effectiveness of the internal control systems include the following:

- regular operational and financial reviews of performance against budgets and forecasts by management and the Board;
- regular reviews by management and the Audit Committee of the scope and results of internal audit work across the Group. The scope of the work covers all key activities of the Group and concentrates on high risk areas;
- reviews of the scope of the work of the external auditors by the Audit Committee and any significant issues arising;
- reviews by the Audit Committee and the Board of accounting policies and delegated authority levels; and
- consideration by the Board of the major risks facing the Group and procedures to manage them. These include health and safety, legal compliance, quality assurance, insurance, security and social, ethical and environmental risks.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place throughout the year under review and up to the date of approval of the Annual Report and Financial Statements and accords with the Turnbull guidance. The effectiveness of the process is reviewed semi-annually by the Audit Committee which then reports to the Board. The process consists of:

- formal identification by management at each level of the Group through a self-assessment process of the key risks to achieving their business objectives and the controls in place to manage them. The likelihood and potential impact of each risk is evaluated;
- certification by management that they are responsible for the risks to their business objectives and that the internal controls are such that they provide reasonable but not absolute assurance that the risks are appropriately identified, evaluated and managed;
- reporting and review by the board of each operating company of risk management activities and action taken to address non-compliance with controls or to improve their effectiveness;
- independent assurance by internal audit as to the existence and effectiveness of the risk management activities described by management.

The system of internal control and risk management is embedded into the operations of the Group, and action to mitigate any weaknesses found is monitored.

### Going concern
The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Group Financial Statements.

### Investor relations
The Company is committed to maintaining good communications with shareholders. Institutional investors and analysts are invited to briefings by the Company immediately after the announcement of the Company's interim and full-year results. The content of these briefings is posted on the Company's website (www.j-sainsbury.co.uk/investors/) so as to be available to all shareholders.

Shareholders have the opportunity to meet and question the Board at the Annual General Meeting. At the Annual General Meeting to be held on 24 July 2002, there will be a display of various aspects of the Group's activities and a business presentation by the Group Chief Executive. The Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions. Proxy votes will be announced after each resolution. A detailed explanation of each item of special business to be considered at the Annual General Meeting is included with the Notice of Meeting, which will be sent to shareholders at least 20 working days before the meeting.

Information on matters of particular interest to private shareholders is set out on pages 30 and 31 of the Annual Review and Summary Financial Statement. In addition, the Company's website (www.j-sainsbury.co.uk/investors/) makes available a wide range of information to all shareholders.

**Remuneration Committee**

**The Remuneration Committee is chaired by Keith Butler-Wheelhouse and comprises all of the Non-Executive Directors. Its constitution and operation comply with the provisions of the Code.**

**The Committee takes professional advice in setting the remuneration policy for Executive Directors and in determining their individual remuneration levels. It considers the views of the Group Chief Executive and the Group HR Director when reviewing the remuneration of the other Executive Directors, but neither are involved in discussions concerning their own remuneration.**

**Remuneration policy**

The Remuneration Committee has adopted a remuneration policy consistent with the Company's business objectives and which:

- attracts, retains and motivates high calibre Directors and senior management;
- in general terms, sets base salary broadly in line with median market practice, whilst moving total remuneration towards upper quartile market levels for superior performers;
- creates overall packages in which performance-related elements form a significant proportion;
- reinforces the performance orientated culture by providing enhanced rewards for stretch performance;
- supports a short-term and long-term incentive plan which is targeted at both personal and Company performance;
- aligns the interests of Directors and senior management with those of the shareholders by linking share and cash incentive payments to performance; and
- is based on information from independent remuneration sources which takes into account the retail sector as well as other large companies of a comparable size and complexity.

The main components of Executive Directors' remuneration are:

**i) Basic salary**

Basic salary for each Director is determined by taking into account assessments of the Director's performance, experience and responsibilities, together with market factors which provide the best possible benchmark for the Director's specific position.

**ii) Incentive arrangements**

In addition to basic salary, the Company maintains incentive arrangements which combine an Annual Bonus Plan with long-term incentive share plans. The Committee believes that these arrangements provide for rewards which reflect an appropriate balance between personal and Company performance. As such, they align the rewards of Directors with the Company's immediate business priorities and the long-term interests of shareholders.

The arrangements may be summarised as follows:

**Annual Bonus Plan**

A cash bonus is payable conditional upon the achievement of business and individual targets which are key to the businesses' performance. The bonus is a percentage of salary, with a maximum of 50 per cent for Executive Directors for the period under review, and a lower maximum for other senior executives, and is calculated according to performance against profit before tax and individual targets. Bonuses are not pensionable.

**Performance Share Plan**

This Plan allows shares to be allocated to individuals on a conditional basis, but not released unless the performance criterion is met. The number of shares actually released depends upon the Company's performance compared with 12 comparator companies (namely Ahold, Boots, Carrefour, Dixons, GUS, Kingfisher, Marks & Spencer, Morrison, Next, Safeway, Somerfield and Tesco). The Company's relative performance is determined by reference to total shareholder return, being the increase in the value of a share, including reinvested dividends, over a three-year period. The conditional share allocation to each individual participant is set as a percentage of their salary, being up to 50 per cent for Executive Directors for the three conditional awards to date. In respect of these allocations, no shares will be released if the Company's position in the comparator group at the end of the three-year period is below the median; 50 per cent of the shares will be released at median performance; the full award will be released at upper quartile performance, and between median and upper quartile performance a pro rata award will be made.

The Remuneration Committee has reviewed the performance criterion relating to the conditional allocation made in 1999 and has determined that 83.3 per cent of the award should be released to participants on 29 May 2002 in the form of an option over the appropriate number of shares.

**Executive Share Option Scheme**
Grants under the Company's Executive Share Option Scheme have normally been made annually to a value of one times annual basic salary for Directors and senior executives (and to a lesser value for other executives). In 2001/02, shareholders approved an additional grant of up to one times annual basic salary to participants. Since 1995, options have been subject to a performance criterion. Under the current performance criterion, Executive Directors will only be able to exercise options granted in 1999-2001 if the Company achieves an average of 3 per cent per annum real (above inflation) growth in earnings per share (EPS) over three years. If the criterion is not achieved, it is retested at the end of the fourth year using the year of the grant as the fixed starting point. If 3 per cent average real EPS growth per annum is still not achieved after the fourth year, the option will lapse. For options granted from July 2001, a further testing at the end of the fifth year is permitted. Where, following a grant of options, the total value of a Director's outstanding share options exceeds four times annual remuneration, a more stringent performance criterion determined by the Remuneration Committee will apply in respect of such options.

**Changes to incentive arrangements**
Professional advisors have carried out a full review of the Company's incentive arrangements and concluded that the plans, both annual and longer term, have fallen behind market practice. The Remuneration Committee has therefore considered improving the Company's incentive arrangements in a manner which will establish more fully a performance culture in Sainsbury's and which will be extended to all levels of management who participate in the incentive schemes. The Committee has approved changes to the Annual Bonus Plan and the Performance Share Plan for 2002/03 and is seeking shareholder approval for the implementation of a new Executive Share Option Plan. The background to and details of the changes to each of the plans are set out in the Chairman's letter which accompanies this Report.

The result of the changes is that the Executive Directors and the management team have the potential to earn higher rewards, but only for superior performance, thereby further aligning their interests with those of shareholders.

**iii) Other share schemes**
Employee share ownership is an important aspect of the Company's culture. Share schemes provide colleagues with an additional focus on the Company's financial performance, align colleagues' interests directly with shareholders' interests and enable colleagues to benefit directly from increases in the Company's share price. Approximately 52,000 colleagues hold shares in the Company's Employee Profit Sharing Scheme Trust, 6,000 in the Share Purchase Plan Trust and 30,000 participate in the Savings-Related Share Option Scheme. Directors may participate in these plans in the same way as all other colleagues.

Profit sharing in respect of the year ended 30 March 2002 is expected to amount to approximately 1.1 per cent (2001: 1 per cent) of qualifying pay. The last payment under the Employee Profit Sharing Scheme will be made in August 2002 and the Company has introduced a free share element under the Company's Share Incentive Plan for all colleagues with one complete financial year's service, with the first allocation of shares taking place in mid 2003.

**iv) Pensions**
Executive Directors are members of the J Sainsbury Executive Pension Scheme, a funded, Inland Revenue approved, final salary, occupational pension scheme. Under the Group's pension arrangements, Directors are entitled after a minimum of 20 years of pensionable service to a pension on retirement at age 60 (or earlier in the event of 40 years' service, or ill health) of up to two-thirds of their pensionable earnings (defined as salary in the last 12 months of service) subject to Inland Revenue limits. Pensions are also payable to dependents on death and a lump sum is payable if death occurs in service. Members contribute 4.25 per cent of their salaries to the scheme.

In the case of four Directors, the Company has agreed to make up that portion of the standard pension entitlement which is in excess of Inland Revenue limits. This obligation is unfunded, although full provision of £1,616,000 has been made in respect of the year ended 30 March 2002 (2001: £762,000).

New appointments will be eligible to become members of the recently announced Executive Stakeholder Pension Plan which is a defined contribution arrangement.

The pension entitlements of the Directors who served during the year were as follows:

| | Age | Length of service years | Additional pension earned in the year £000 | Transfer value of increase £000 | Accrued entitlements at year-end £000 |
|---|---|---|---|---|---|
| John Adshead CBE | 57 | 13 | 20 | 315 | 174 |
| Ian Coull | 51 | 15 | 16 | 190 | 136 |
| Sir Peter Davis | 60 | 2 | 25 | 371 | 52 |
| Roger Matthews | 47 | 2 | 15 | 141 | 31 |
| Stuart Mitchell[1] | 41 | 18 | 32 | 238 | 101 |
| Sara Weller[1] | 40 | 2 | 12 | 80 | 21 |
| Robin Whitbread[2] | 51 | 33 | 13 | 143 | 160 |

1 Appointed as a Director 1 January 2002.
2 Retired as a Director on 15 October 2001.

The transfer value represents the capital sum that would be necessary to acquire the incremental annual pension earned in the year which would be payable each year from normal retirement age and therefore cannot be meaningfully added to annual remuneration. The accrued pension entitlement shown is the amount that would be paid each year following retirement based on retirement at age 60 (or at the date of retirement for Directors who have retired during the year). The increase in the additional pension earned during the year excludes any increase for inflation. Members of the scheme have the option of paying additional voluntary contributions. Neither these contributions nor the resulting benefits are shown in the above table.

### v) Benefits

Other benefits for Executive Directors include the provision of a company car and free medical insurance.

### Service contracts

All service contracts for Executive Directors are on a 12 month rolling basis. Sir Peter Davis is also on a 12 month rolling contract which, unless otherwise terminated or renewed, will automatically terminate on 27 March 2004, at which point Sir Peter will be aged 62. In all other cases, Executive Directors will normally retire on their 60th birthday. Non-Executive Directors, including the Chairman, do not have service contracts.

### Directors' remuneration

The remuneration of the Directors for the year was as follows:

| | Note | Salary £000 | Bonus[8] £000 | Profit sharing £000 | Benefits £000 | Compensation for loss of office £000 | Total 2002 £000 | Total 2001 £000 |
|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | |
| John Adshead CBE | | 320 | 130 | 3 | 23 | - | 476 | 429 |
| Ian Coull | | 320 | 130 | 3 | 16 | - | 469 | 459 |
| Sir Peter Davis | 1 | 750 | 320 | 7 | 21 | - | 1,098 | 1,074 |
| Roger Matthews | | 380 | 158 | 3 | 21 | - | 562 | 565 |
| Stuart Mitchell | 2 | 75 | 30 | - | 5 | - | 110 | - |
| Sara Weller | 2 | 76 | 30 | - | 4 | - | 110 | - |
| Robin Whitbread | 3 | 300 | 116 | 3 | 16 | 525 | 960 | 386 |
| **Non-Executive Directors** | | | | | | | | |
| Sir George Bull | | 225 | - | - | 20 | - | 245 | 242 |
| Keith Butler-Wheelhouse | | 29 | - | - | - | - | 29 | 25 |
| June de Moller | | 25 | - | - | - | - | 25 | 25 |
| Jamie Dundas | 4 | 30 | - | - | - | - | 30 | 16 |
| Lord Levene | 5 | 23 | - | - | - | - | 23 | - |
| Bridget Macaskill | 6 | 4 | - | - | - | - | 4 | - |
| Sir Clive Thompson | 7 | 11 | - | - | - | - | 11 | 35 |
| Directors who left the Board before the start of the financial year | | | | | | | | 1,430 |
| **Total 2002** | | **2,568** | **914** | **19** | **126** | **525** | **4,152** | |
| Total 2001 | | 2,445 | 852 | 24 | 128 | 1,237 | | 4,686 |

1 Highest paid director.
2 Appointed as a Director on 1 January 2002.
3 Retired as a Director on 15 October 2001. Compensation for loss of office has been accrued but not paid in the financial year.
4 Appointed as a Director on 1 September 2000.
5 Appointed as a Director on 1 May 2001.
6 Appointed as a Director on 1 February 2002.
7 Retired as a Director on 25 July 2001. The fees of Sir Clive Thompson were remitted to Rentokil Initial plc.
8 Includes performance bonuses earned in the period under review but not paid in the financial year. Bonuses have been apportioned for Directors appointed since 1 April 2001

**Performance Share Plan**

Under the Plan, shares conditionally allocated to individuals are released to them in the form of options if a future performance criterion, based on a comparator group of companies, is met at the end of the three-year performance period. Sir Peter Davis does not participate in this Plan. The Remuneration Committee has reviewed the performance criterion relating to the conditional allocation made in 1999 and determined that 83.3 per cent of the award should be released to participants on 29 May 2002 in the form of an option over the appropriate number of shares. This is shown below together with the conditional allocations for 2000 and 2001.

| | 26 July 1999 | 2 June 2000 | 7 June 2001 |
|---|---|---|---|
| John Adshead CBE | 30,067 | 55,146 | 37,470 |
| Ian Coull | 31,738 | 55,146 | 37,470 |
| Roger Matthews | - | 62,500 | 44,496 |
| Stuart Mitchell | 9,977 | 37,223 | 28,981 |
| Sara Weller | - | 41,359 | 30,035 |

The above figures for 2000 and 2001 show the maximum award that would be released provided that the Company achieves the upper quartile position within the comparator group at the end of the three-year performance period.

**Options over ordinary shares**

As at the end of the year under review, the Directors' share options were as follows:

| | Number of options | | | | | Weighted average exercise price pence | Range of exercise prices pence | Date | |
|---|---|---|---|---|---|---|---|---|---|
| | 1 April 2001 | Granted during the year | Exercised during the year | Lapsed during the year | 30 March 2002 | | | From which exercisable | Of expiry |
| **Executive Share Option Scheme** | | | | | | | | | |
| John Adshead CBE | 119,437 | - | - | - | 119,437 | 393 | 359-447 | 28.08.95 | 12.03.04 |
| Ian Coull | 101,062 | - | - | - | 101,062 | 425 | 359-447 | 28.08.95 | 12.03.04 |
| Stuart Mitchell | 10,290* | - | - | - | 10,290 | 447 | 447 | 28.08.95 | 28.08.02 |
| **Executive Share Option Scheme** (With performance criteria attached) | | | | | | | | | |
| John Adshead CBE | 351,407 | 153,565 | - | - | 504,972 | 400 | 272-545 | 08.09.98 | 26.07.11 |
| Ian Coull | 374,402 | 153,565 | - | - | 527,967 | 401 | 272-545 | 08.09.98 | 26.07.11 |
| Sir Peter Davis | 3,009,596 | - | - | - | 3,009,596 | 260.5 | 260.5 | 01.03.03 | 01.03.10 |
| Roger Matthews | 231,333 | 182,358 | - | - | 413,691 | 348 | 272-427 | 24.11.02 | 26.07.11 |
| Stuart Mitchell | 319,385* | - | - | - | 319,385 | 384 | 272-545 | 08.09.98 | 26.07.11 |
| Sara Weller | 316,315* | - | - | - | 316,315 | 346 | 272-427 | 17.01.03 | 26.07.11 |
| **Sharesave scheme** | | | | | | | | | |
| John Adshead CBE | 2,473 | 427 | - | 820 | 2,080 | 289 | 253-416 | 01.03.03 | 31.08.05 |
| Ian Coull | 4,295 | 723 | 141 | - | 4,877 | 276 | 253-301 | 01.03.05 | 31.08.07 |
| Sir Peter Davis | - | 4,384 | - | - | 4,384 | 301 | 301 | 01.03.07 | 31.08.07 |
| Roger Matthews | 1,879 | 692 | - | - | 2,571 | 300 | 299-301 | 01.03.04 | 31.08.05 |
| Stuart Mitchell | 4,371* | - | 141 | - | 4,230 | 318 | 253-416 | 01.02.04 | 31.08.07 |

* As at date of appointment, including options granted during the year, but prior to appointment.

The options outstanding under the Company's Executive Share Option Scheme and Savings-Related Share Option Scheme are exercisable at prices between 253.0 pence and 545.0 pence.

Details of options held at 30 March 2002, split between those with exercise prices below and above the market value of the Company's shares on that date, are set out below.

**Options over ordinary shares** continued

| | Unexercised options at prices below market value | | | Unexercised options at prices above market value | |
|---|---|---|---|---|---|
| | Range of option prices pence | Number of options | Inherent profit £000 | Range of option prices pence | Number of options |
| John Adshead CBE | 253 -377.5 | 290,690 | 199 | 407-545 | 335,799 |
| Ian Coull | 253 -377.5 | 258,033 | 187 | 407-545 | 375,873 |
| Sir Peter Davis | 260.5-301 | 3,013,980 | 4,187 | - | - |
| Roger Matthews | 272 -319.75 | 233,904 | 246 | 407-427 | 182,358 |
| Stuart Mitchell | 253 -377 | 146,855 | 125 | 407-545 | 187,050 |
| Sara Weller | 272 -319.5 | 179,547 | 191 | 407-427 | 136,769 |

The inherent profit figures have been calculated by reference to a mid-market price of the Company's shares on 30 March 2002 of 399.5 pence (2001: 385.0 pence) and assume that all unexercised options with exercise prices below that mid-market price were exercised on that date, on the basis that all performance conditions had been satisfied. In the period from 31 March 2001 to 30 March 2002 the highest mid-market price of the Company's shares was 447.75 pence and the lowest mid-market price was 326.75 pence.

Details of share options exercised by Directors during the period are as follows:

| | Date of exercise | Number of shares exercised | Option price pence | Mid-market price on date of exercise pence | Gains on options exercised £ |
|---|---|---|---|---|---|
| Ian Coull | 06.02.2002 | 141 | 292 | 403 | 156.51 |
| Stuart Mitchell | 06.02.2002 | 141 | 292 | 403 | 156.51 |
| | | | | | 313.02 |

Gains on exercised options have been calculated using the difference between the share option price and the mid-market price on the date of the exercise. In each case, the shares have been retained by the individual and the gain shown is the notional gain at the date of exercise.

**Directors' interests**

The Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

| | Ordinary shares[1] | | Ordinary shares[3] |
|---|---|---|---|
| | 1 April 2001 | 30 March 2002 | 28 May 2002 |
| **Executive Directors** | | | |
| John Adshead CBE | 54,732 | 69,345 | 69,401 |
| Ian Coull | 32,434 | 46,101 | 46,157 |
| Sir Peter Davis | 100,000 | 101,106 | 101,162 |
| Roger Matthews | 50,000 | 50,391 | 50,391 |
| Stuart Mitchell | 12,179[2] | 12,407 | 12,463 |
| Sara Weller | 187[2] | 243 | 299 |
| **Non-Executive Directors** | | | |
| Sir George Bull | 17,500 | 20,000 | 20,000 |
| Keith Butler-Wheelhouse | 3,300 | 3,300 | 3,300 |
| June de Moller | 1,500 | 1,500 | 1,500 |
| Jamie Dundas | 1,200 | 1,200 | 1,200 |
| Lord Levene | –[2] | 2,500 | 2,500 |
| Bridget Macaskill | –[2] | - | - |

1 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They also include the beneficial interests in shares which are held in trust under the J Sainsbury Profit Sharing Scheme and the Sainsbury's Share Purchase Plan.

2 At date of appointment.

3 Changes to the Directors' interests in ordinary shares between 31 March 2002 and 28 May 2002 occurred as a result of purchases under the Sainsbury's Share Purchase Plan.

# Statement of Directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the period, and of the profit or loss of the Group for that period. In preparing financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the safeguarding of the assets of the Company and for taking reasonable steps for the prevention of fraud and other irregularities.

The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

# Independent Auditors' report to the members of J Sainsbury plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, and the related notes and the accounting policies set out in the statement of accounting policies.

**Respective responsibilities of Directors and Auditors**

The Directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the Directors is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. The other information comprises the annual review and summary financial statements, the operating and financial review, the report of the Directors, the remuneration report and the statement of corporate governance.

We review whether the statement of corporate governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

**Basis of audit opinion**

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

**Opinion**

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and the Group at 30 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

**PricewaterhouseCoopers**
Chartered Accountants and
Registered Auditors

London
28 May 2002

# Group profit and loss account

**for the 52 weeks to 30 March 2002**

| | Note | 2002 £m | Restated 2001[A] £m |
|---|---|---|---|
| **Turnover including VAT and sales tax[B]** | | **18,206** | 18,441 |
| VAT and sales tax | | **(1,044)** | (1,197) |
| Continuing operations | | **17,154** | 15,954 |
| Discontinued operations | | **8** | 1,290 |
| **Turnover excluding VAT and sales tax** | 2,3 | **17,162** | 17,244 |
| Cost of sales (including exceptional costs) | 3 | **(15,905)** | (16,082) |
| **Gross profit** | | **1,257** | 1,162 |
| Group administrative expenses (including exceptional costs) | 3 | **(632)** | (629) |
| **Continuing operations – operating profit before exceptional costs and amortisation of goodwill** | | **679** | 615 |
| Exceptional operating costs | 3 | **(38)** | (78) |
| Amortisation of goodwill | 13 | **(14)** | (12) |
| **Continuing operations – operating profit** | | **627** | 525 |
| **Discontinued operations – operating (loss)/profit** | | **(2)** | 8 |
| **Operating profit** | 3 | **625** | 533 |
| Share of loss in joint ventures | | **(1)** | (3) |
| (Loss)/profit on sale of properties | 4 | **(4)** | 70 |
| Disposal of operations – discontinued | 5 | **-** | (87) |
| **Profit on ordinary activities before interest** | | **620** | 513 |
| Net interest payable | 6 | **(49)** | (76) |
| **Underlying profit on ordinary activities before tax[C]** | | **627** | 549 |
| Exceptional items | | **(42)** | (96) |
| Amortisation of goodwill | | **(14)** | (16) |
| **Profit on ordinary activities before tax** | | **571** | 437 |
| Taxation | 10 | **(200)** | (157) |
| **Profit on ordinary activities after tax** | | **371** | 280 |
| Equity minority interest | | **(7)** | (4) |
| **Profit for the financial year** | | **364** | 276 |
| Equity dividends | 11 | **(285)** | (274) |
| **Retained profit for the financial year** | | **79** | 2 |
| **Basic earnings per share** | 12 | **19.1p** | 14.5p |
| **Underlying earnings per share[C]** | 12 | **21.5p** | 18.8p |
| **Diluted earnings per share** | 12 | **18.9p** | 14.4p |
| **Underlying diluted earnings per share[C]** | 12 | **21.3p** | 18.7p |

A Restated for change in accounting policy for deferred tax (see notes 1, 5 and 10).
B Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
C Before exceptional items and amortisation of goodwill.

Notes to the financial statements are on pages 22 to 43.

# Group statement of total recognised gains and losses

**for the 52 weeks to 30 March 2002**

| | 2002 £m | 2001* £m |
|---|---|---|
| **Profit for the financial year** | **364** | 276 |
| Currency translation differences on foreign currency net investments | **1** | 10 |
| Total recognised gains relating to the financial year | **365** | 286 |
| Change in accounting policy for deferred tax | **(160)** | |
| **Total recognised gains since last annual report** | **205** | |

* Restated for change in accounting policy for deferred tax (see notes 1, 5 and 10).

There is no material difference between the above profit for the financial year and the historical cost equivalent.

# Reconciliation of movements in equity shareholders' funds

**for the 52 weeks to 30 March 2002**

| | Group | | Company | |
|---|---|---|---|---|
| | 2002 £m | 2001* £m | 2002 £m | 2001 £m |
| **Profit for the financial year** | **364** | 276 | **131** | 174 |
| Equity dividends | **(285)** | (274) | **(285)** | (274) |
| | **79** | 2 | **(154)** | (100) |
| Currency translation differences | **1** | 10 | **-** | 62 |
| Goodwill on disposal of subsidiaries charged to profit for the year | **-** | 149 | **-** | - |
| Proceeds from ordinary shares issued for cash (note 27) | **21** | 24 | **21** | 24 |
| Amounts deducted in respect of shares issued to the QUEST | **(4)** | (2) | **(4)** | (2) |
| **Net movement in equity shareholders' funds** | **97** | 183 | **(137)** | (16) |
| Opening equity shareholders' funds as restated* | **4,751** | 4,568 | **4,419** | 4,435 |
| **Closing equity shareholders' funds** | **4,848** | 4,751 | **4,282** | 4,419 |

* Restated for change in accounting policy for deferred tax (see notes 1, 5 and 10). Shareholders' funds as published were £4,911 million at 31 March 2001 before deducting prior year adjustment of £160 million (£4,742 million at 1 April 2000 before deducting prior year adjustment of £174 million).

Notes to the financial statements are on pages 22 to 43.

# Balance sheets

**at 30 March 2002 and 31 March 2001**

| | Note | Group 2002 £m | Group 2001* £m | Company 2002 £m | Company 2001 £m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Intangible assets | 13 | **263** | 278 | **-** | - |
| Tangible assets | 14 | **6,906** | 6,215 | **471** | 535 |
| Investments | 15 | **174** | 164 | **6,285** | 5,370 |
| | | **7,343** | 6,657 | **6,756** | 5,905 |
| **Current assets** | | | | | |
| Stock | 18 | **751** | 763 | **-** | - |
| Debtors | 19 | **398** | 546 | **208** | 380 |
| Sainsbury's Bank | 20 | **2,193** | 1,914 | **-** | - |
| Investments | 21 | **16** | 12 | **-** | - |
| Cash at bank and in hand | | **370** | 475 | **1** | 222 |
| | | **3,728** | 3,710 | **209** | 602 |
| **Creditors:** amounts falling due within one year | | | | | |
| Sainsbury's Bank | 20 | **(2,060)** | (1,796) | **-** | - |
| Other | 22 | **(2,648)** | (2,529) | **(747)** | (762) |
| | | **(4,708)** | (4,325) | **(747)** | (762) |
| **Net current liabilities** | | **(980)** | (615) | **(538)** | (160) |
| **Total assets less current liabilities** | | **6,363** | 6,042 | **6,218** | 5,745 |
| **Creditors:** amounts falling due after more than one year | 22 | **(1,223)** | (1,000) | **(1,907)** | (1,266) |
| **Provisions for liabilities and charges** | 26 | **(231)** | (238) | **(29)** | (60) |
| **Total net assets** | | **4,909** | 4,804 | **4,282** | 4,419 |
| **Capital and reserves** | | | | | |
| Called up share capital | 27 | **484** | 483 | **484** | 483 |
| Share premium account | 27 | **1,421** | 1,401 | **1,421** | 1,401 |
| Revaluation reserve | 28 | **39** | 39 | **-** | - |
| Profit and loss account | 29 | **2,904** | 2,828 | **2,377** | 2,535 |
| **Equity shareholders' funds** | | **4,848** | 4,751 | **4,282** | 4,419 |
| Equity minority interest | | **61** | 53 | **-** | - |
| **Total capital employed** | | **4,909** | 4,804 | **4,282** | 4,419 |

* Restated for change in accounting policy for deferred tax (see notes 1 and 10).

Notes to the financial statements are on pages 22 to 43.

The financial statements on pages 18 to 43 were approved by the Board of Directors on 28 May 2002, and are signed on its behalf by

**Sir Peter Davis** Group Chief Executive

**Roger Matthews** Group Finance Director

# Group cash flow statement

**for the 52 weeks to 30 March 2002**

| | Note | 2002 £m | 2001 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | 30 | **1,067** | 922 |
| **Returns on investments and servicing of finance** | | | |
| Interest received | | **66** | 55 |
| Interest paid | | **(114)** | (130) |
| Interest element of finance lease payments | | **(21)** | (20) |
| Net cash outflow from returns on investments and servicing of finance | | **(69)** | (95) |
| **Taxation** | | **(171)** | (168) |
| **Capital expenditure and financial investment** | | | |
| Purchase of tangible fixed assets | | **(1,070)** | (951) |
| Sale of tangible fixed assets | | **218** | 453 |
| Purchase of own shares | | **-** | (18) |
| Purchase of intangible fixed assets | | **(3)** | (9) |
| Net cash outflow from capital expenditure and financial investment | | **(855)** | (525) |
| **Acquisitions and disposals** | | | |
| Investment in joint ventures | | **(6)** | (45) |
| Investment in Sainsbury's Bank by minority shareholder | | **-** | 4 |
| Sale of subsidiary undertakings | | **3** | 636 |
| Proceeds from disposal of other fixed asset investments | | **-** | 5 |
| Net cash (outflow)/inflow for acquisitions and from disposals | | **(3)** | 600 |
| **Equity dividends paid to shareholders** | | **(275)** | (274) |
| **Net cash (outflow)/inflow before use of liquid resources and financing** | | **(306)** | 460 |
| **Financing** | | | |
| Issue of ordinary share capital | | **17** | 24 |
| Decrease in short-term borrowings | | **(116)** | (497) |
| Increase/(decrease) in long-term borrowings | | **434** | (36) |
| Capital element of finance lease payments | | **(4)** | (3) |
| Net cash inflow/(outflow) from financing | | **331** | (512) |
| **Increase/(decrease) in net cash** | | **25** | (52) |
| **Reconciliation of net cash flow to movement in net debt** | | | |
| Increase/(decrease) in net cash | | **25** | (52) |
| Cash (outflow)/inflow from increase/(decrease) in debt and lease financing | | **(314)** | 536 |
| Movement in finance leases | | **(8)** | (28) |
| Exchange adjustments | | **-** | (51) |
| Movement in net debt in the year | 25 | **(297)** | 405 |
| **Net debt at the beginning of the year** | 25 | **(859)** | (1,264) |
| **Net debt at the end of the year** | 25 | **(1,156)** | (859) |

Notes to the financial statements are on pages 22 to 43.

## 1 Accounting policies

### Basis of the financial statements
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties, in accordance with applicable accounting and financial reporting standards. No profit and loss account is presented for the Company as permitted by Section 230(3) of the Companies Act 1985. The financial year represents the 52 weeks ended Saturday 30 March 2002 (prior year the 52 weeks ended Saturday 31 March 2001).

The Group has adopted Financial Reporting Standard (FRS) 18 'Accounting Policies', FRS 19 'Deferred tax' and the transitional provisions of FRS 17 'Retirement benefits' in the financial statements. Details of the changes arising from the adoption of FRS 17 and FRS 19 are given below.

The adoption of FRS 18 did not require any change in accounting policies. Accounting policies are periodically reviewed to ensure that they continue to be the most appropriate for the Group.

### Consolidation
The Group's financial statements combine the results of the Company and all its subsidiaries, associated undertakings and joint ventures, to the extent of group ownership.

The results of subsidiaries and associated undertakings are included in the Group profit and loss account from the date of acquisition, or in the case of disposals, up to the effective date of disposal.

The Group's interests in its joint ventures are accounted for using the gross equity method. The Group's interests in its associated undertakings are accounted for using the equity method. In a joint arrangement that is not an entity, the Group accounts for its own assets, liabilities and cash flows measured according to the terms of the agreement governing the arrangement.

The Group agreed to sell its Homebase business in December 2000 and the Egyptian business in May 2001. These businesses have been treated as discontinued operations in the profit and loss account, but the comparative figures on the 'Group cash flow statement' include the cash flows of these businesses.

### Goodwill
Goodwill is recognised as an asset on the Group's balance sheet in the year in which it arises and, subject to impairment reviews, is amortised on a straight line basis over its finite life, a maximum of 20 years, and only under specific circumstances will it be assumed that goodwill has an indefinite economic life.

Goodwill arising on acquisitions prior to 8 March 1998 has been set off against reserves.

### Turnover
Turnover consists of sales through retail outlets, sales of completed development properties and, in the case of Sainsbury's Bank plc, interest receivable, fees and commissions.

### Cost of sales
Cost of sales consists of all costs to the point of sale including warehouse and transportation costs, all the costs of operating retail outlets and, in the case of Sainsbury's Bank plc, interest payable.

### Deferred tax
FRS 19 'Deferred tax' has been adopted with effect from 1 April 2001. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 1 April 2001 the Group's accounting policy was to provide the deferred tax which was likely to be payable or recoverable. The effect of this change on prior year earnings and net assets is disclosed in note 10 on page 27.

### Intangible fixed assets
Pharmacy licences are included in intangible assets and amortised on a straight line basis over their useful economic life of 15 years. Other licences are amortised over three years.

### Tangible fixed assets
Depreciation is provided on a straight line basis over the anticipated useful economic lives of the assets using the following rates:

Freehold buildings and leasehold properties – 50 years, or the lease term if shorter

Fixtures, equipment (including computer software) and vehicles – 3 to 15 years

Freehold land is not depreciated.

### Capitalisation of interest
Interest incurred on borrowings for the financing of specific property developments is capitalised gross of tax relief.

### Leased assets
Assets funded through finance leases are capitalised and the resulting lease obligations are included in creditors net of finance charges. Interest costs on finance leases are charged direct to the profit and loss account. Rentals under operating leases are charged on a straight line basis up to the date of the next rental review.

### Pension costs
The costs of providing pensions for employees are charged in the profit and loss account in accordance with the recommendations of independent qualified actuaries. Any funding surpluses or deficits that may arise from time to time are amortised over the average service life of members of the relevant scheme using the projected unit cost method.

The Group has adopted the transitional balance sheet disclosure requirements of FRS 17. Full compliance with this standard is not required until the year ended 27 March 2004.

### Stock
Stocks are valued at the lower of cost and net realisable value. Stocks at warehouses are valued on a first in first out basis. Those at retail outlets are valued at calculated average cost prices.

### Foreign currencies
On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year-end exchange rates of the net investment in foreign undertakings, less exchange differences on foreign currency borrowings or forward contracts which finance or hedge those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

### Financial instruments
Trading transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction.

The derivative financial instruments used by the Group to manage its interest rate and currency risks are interest rate swaps and swap options, cross currency swaps, forward rate contracts and currency options.

Interest payments or receipts arising from derivative instruments are recognised within net interest payable over the period of the contract. Any premia or discounts arising are amortised over the life of the instruments.

Forward currency contracts entered into with respect to trading transactions are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

## 2 Segmental analysis of turnover, profit and net assets

| 2002 | Turnover[1] £m | Profit on ordinary activities before tax: Before exceptional items £m | Exceptional items £m | Group total £m | Net assets[2] £m |
|---|---|---|---|---|---|
| Food retailing and financial services - UK | 14,006 | 537 | (30) | 507 | 5,274 |
| Property development - UK | 112 | 15 | - | 15 | 174 |
| Food retailing - US | 3,036 | 137 | (8) | 129 | 960 |
| Profit sharing - Food retailing UK | | (10) | - | (10) | |
| Continuing operations | 17,154 | 679 | (38) | 641 | 6,408 |
| Discontinued operations - Food retailing Egypt | 8 | (2) | - | (2) | - |
| Total | 17,162 | 677 | (38) | 639 | 6,408 |
| Joint ventures | | (1) | - | (1) | 44 |
| Loss on sale of properties - Food retailing UK | | - | (4) | (4) | |
| Net interest payable | | (49) | - | (49) | |
| Underlying profit before tax | | 627 | (42) | 585 | |
| Amortisation of goodwill - US | | (14) | - | (14) | |
| Group profit before tax | | 613 | (42) | 571 | |
| Non-operating assets and liabilities (not allocated) | | | | | (387) |
| Net borrowings (not allocated)[3] | | | | | (1,156) |
| Group net assets | | | | | 4,909 |

| 2001 | Turnover[1] £m | Profit on ordinary activities before tax: Before exceptional items £m | Exceptional items* £m | Group total* £m | Net* assets[2] £m |
|---|---|---|---|---|---|
| Food retailing and financial services - UK | 13,085 | 483 | (68) | 415 | 4,847 |
| Property development - UK | 149 | 25 | - | 25 | 114 |
| Food retailing - US | 2,720 | 115 | (10) | 105 | 932 |
| Profit sharing - Food retailing UK | | (8) | - | (8) | |
| Continuing operations | 15,954 | 615 | (78) | 537 | 5,893 |
| DIY retailing - UK | 1,210 | 48 | (1) | 47 | - |
| Food retailing - Egypt | 80 | (35) | - | (35) | - |
| Discontinued operations | 1,290 | 13 | (1) | 12 | - |
| Total | 17,244 | 628 | (79) | 549 | 5,893 |
| Joint ventures | | (3) | - | (3) | 22 |
| Profit on sale of properties - Food retailing UK | | - | 27 | 27 | |
| Disposal of Homebase operations | | - | 67 | 67 | |
| Impairment of Egyptian business | | - | (111) | (111) | |
| Net interest payable | | (76) | - | (76) | |
| Underlying profit before tax | | 549 | (96) | 453 | |
| Amortisation of goodwill - US | | (12) | - | (12) | |
| - Egypt | | (4) | - | (4) | |
| Amortisation of goodwill | | (16) | - | (16) | |
| Group profit before tax | | 533 | (96) | 437 | |
| Non-operating assets and liabilities (not allocated) | | | | | (252) |
| Net borrowings (not allocated)[3] | | | | | (859) |
| Group net assets | | | | | 4,804 |

* Restated for change in accounting policy for deferred tax (see notes 1, 5 and 10).

1 Excludes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.

2 Excludes borrowings and intercompany assets and liabilities.

3 Net borrowings include cash and current asset investments, excluding those of financial services.

### 3 Analysis of operating profit

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Continuing operations £m | Discontinued operations £m | Total £m | Continuing operations £m | Discontinued operations £m | Total £m |
| Turnover | **17,154** | **8** | **17,162** | 15,954 | 1,290 | 17,244 |
| Cost of sales | **(15,867)** | **(10)** | **(15,877)** | (14,862) | (1,175) | (16,037) |
| Exceptional cost of sales | **(28)** | - | **(28)** | (45) | - | (45) |
| Gross profit | **1,259** | **(2)** | **1,257** | 1,047 | 115 | 1,162 |
| Administrative expenses | **(598)** | - | **(598)** | (469) | (102) | (571) |
| Exceptional administrative expenses | **(10)** | - | **(10)** | (33) | (1) | (34) |
| Profit sharing (note 8) | **(10)** | - | **(10)** | (8) | - | (8) |
| Amortisation of goodwill | **(14)** | - | **(14)** | (12) | (4) | (16) |
| Group administrative expenses | **(632)** | - | **(632)** | (522) | (107) | (629) |
| Operating profit | **627** | **(2)** | **625** | 525 | 8 | 533 |

The exceptional operating costs comprise the following:

| | 2002 £m | 2001 £m |
|---|---|---|
| Sainsbury's Supermarkets | **20** | 37 |
| Shaw's Supermarkets | **8** | 8 |
| Exceptional cost of sales | **28** | 45 |
| Sainsbury's Supermarkets | **10** | 31 |
| Shaw's Supermarkets | - | 2 |
| Discontinued operations | - | 1 |
| Exceptional administrative expenses | **10** | 34 |
| Total exceptional operating costs | **38** | 79 |

The costs in Sainsbury's Supermarkets relate to the business transformation programme which involves upgrading its IT systems, supply chain and store portfolio. These costs are exceptional operating costs due to the scale, scope and pace of the transformation programme. These costs primarily relate to the closure of depots and stores and associated reorganisation costs. The cost of closure of the Taste joint venture of £5 million is also included in Sainsbury's Supermarkets' exceptional administrative expenses.

At Shaw's Supermarkets, the exceptional costs relate to the closure of a depot during the year.

### 4 (Loss)/profit on sale of properties

| | 2002 £m | 2001 £m |
|---|---|---|
| Sale and leaseback of UK supermarket freeholds | - | 51 |
| Disposal of Shaw's supermarket freeholds | **1** | - |
| Disposal of Homebase properties | - | 43 |
| Other | **(5)** | (24) |
| | **(4)** | 70 |

### 5 Disposal of operations – discontinued

| | 2002 £m | 2001 £m |
|---|---|---|
| Disposal of Homebase operations[1] | - | 24 |
| Impairment of Egyptian business | - | (111) |
| | - | (87) |

1 Restated for FRS 19.

The Egyptian business was sold during the current year for a cash consideration of £14 million (net proceeds £3 million). The trading results of the business up to the date of sale have been shown in discontinued operations.

## 6 Net interest payable

| | 2002 £m | 2001 £m |
|---|---|---|
| Interest receivable | **79** | 63 |
| Interest payable and similar charges: | | |
| Bank loans and overdrafts | **3** | 20 |
| Other loans | **120** | 123 |
| Finance leases | **21** | 20 |
| | **144** | 163 |
| Interest capitalised - tangible fixed assets (note 14) | **(12)** | (16) |
| - land held for and in the course of development (note 18) | **(4)** | (8) |
| | **128** | 139 |
| Net interest payable | **49** | 76 |

Total interest receivable amounted to £202 million (2001: £187 million), including interest receivable attributable to Sainsbury's Bank of £123 million (2001: £124 million) included in sales. Total interest payable amounted to £224 million (2001: £249 million) including interest payable attributable to Sainsbury's Bank of £80 million (2001: £86 million) included in cost of sales. Interest is capitalised at the weighted average cost of related borrowings.

## 7 Profit on ordinary activities before tax

| | 2002 £m | 2001 £m |
|---|---|---|
| Profit on ordinary activities before tax is stated after charging/(crediting): | | |
| Depreciation of tangible fixed assets - owned assets | **350** | 402 |
| - assets under finance leases | **8** | 7 |
| Amortisation of intangible assets | **18** | 17 |
| Pension costs (see note 33) | **71** | 66 |
| Operating lease rentals - properties | **252** | 305 |
| - fixtures, equipment and vehicles | **7** | 7 |
| - receivable | **(26)** | (10) |

The Auditors' remuneration for audit services amounted to £0.5 million (2001: £0.7 million) for the Group including £0.1 million (2001: £0.1 million) for the Company. The Auditors also received £2.2 million (2001: £12.9 million) for non-audit services relating to consultancy fees for business process reviews, systems implementation and taxation advice.

**8 Employees**

| | 2002 £m | 2001 £m |
|---|---|---|
| Employees' and Executive Directors' remuneration and related costs during the year amounted to: | | |
| Wages and salaries | **1,725** | 1,785 |
| Social security costs | **104** | 105 |
| Other pension costs | **71** | 66 |
| | **1,900** | 1,956 |
| Profit sharing | **10** | 8 |
| | **1,910** | 1,964 |

The amount provided for profit sharing for the UK retail companies is calculated based on the operating profits and net interest reflected in the financial statements of the participating companies. Employees participate in the Profit Sharing Scheme after completing one financial year's service and obtain full benefits after the third year. Profit sharing may be taken in cash under the Cash Trust or, subject to the statutory maximum, in shares under the Share Trust. At 30 March 2002, the Trustees of the J Sainsbury Profit Sharing Scheme Share Trust held 5.7 million shares (2001: 7.9 million) on behalf of 52,600 participants (2001: 56,800) in the Scheme.

| | 2002 Number 000's | 2001 Number 000's |
|---|---|---|
| The average numbers of employees during the year were: | | |
| Full-time | **53.4** | 55.9 |
| Part-time | **121.3** | 129.3 |
| | **174.7** | 185.2 |
| Full-time equivalent | **108.5** | 111.6 |

**9 Advances to Directors and connected persons**

As at 30 March 2002, authorisations, arrangements and agreements entered into by Directors and connected persons in the normal course of business with Sainsbury's Bank amounted to £36,000 (2001: £29,000) (number of persons: 5 (2001: 4)).

The details of Directors' emoluments and interests are set out in the Remuneration Report on pages 12 to 16.

## 10 Tax on profit on ordinary activities

| | 2002 £m | 2001* £m |
|---|---|---|
| The tax charge based on the profit for the year is: | | |
| UK Corporation tax at 30 per cent (2001: 30 per cent) | **151** | 162 |
| Over provision in prior periods - UK | **(1)** | (6) |
| | **150** | 156 |
| Deferred tax | **26** | 7 |
| Overseas tax - current | **38** | 30 |
| - deferred | **(4)** | (6) |
| Taxation on exceptional items - current | **(7)** | (13) |
| - deferred | **(3)** | (17) |
| Tax on profit on ordinary activities | **200** | 157 |

* Restated for change in accounting policy for deferred tax (see note 1).

The taxation credit on exceptional items comprises a tax credit of £10 million (2001: £21 million) on the exceptional operating costs and a tax credit of £9 million in 2001 on the divestment of Homebase.

Compliance with FRS 19 'Deferred tax' results in an additional tax charge of £10 million in the current financial year, which reduces profit after tax from £381 million to £371 million and earnings per share by 0.5 pence.

The prior year comparatives have been restated to comply with FRS 19 'Deferred tax'. The effect is to increase profit after tax by £14 million from £266 million to £280 million and to reduce opening net assets by £160 million to £4,751 million. Earnings per share have been restated from 13.8 pence to 14.5 pence. Underlying earnings per share have been restated from 19.2 pence to 18.8 pence.

A reconciliation of the standard tax rate to the effective tax rate is as follows:

| | 2002 % | 2001 % |
|---|---|---|
| Tax on profit at UK standard rate of 30 per cent (2001: 30 per cent) | **30.0** | 30.0 |
| Effects of: | | |
| Higher tax rate on US profits | **0.7** | 0.3 |
| Disallowed depreciation on UK properties | **3.6** | 4.6 |
| Amortisation of goodwill | **0.8** | 0.9 |
| Property profits | **-** | (3.5) |
| Discontinued operations | **0.1** | 4.5 |
| Prior year items | **(0.3)** | (1.5) |
| Other items | **0.1** | 0.6 |
| Effective tax rate | **35.0** | 35.9 |

## 11 Dividends

| | 2002 pence per share | 2001 pence per share | 2002 £m | 2001 £m |
|---|---|---|---|---|
| Interim | **4.02** | 4.02 | **78** | 77 |
| Final proposed | **10.82** | 10.30 | **207** | 197 |
| | **14.84** | 14.32 | **285** | 274 |

## 12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Trusts (see note 15) which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

| | 2002 million | 2001 million |
|---|---|---|
| Weighted average number of shares in issue | **1,907.5** | 1,901.5 |
| Weighted average number of dilutive share options | **16.0** | 9.9 |
| Total number of shares for calculating diluted earnings per share | **1,923.5** | 1,911.4 |

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of exceptional items and amortisation of goodwill.

| | 2002 | | 2001* | |
|---|---|---|---|---|
| | Earnings £m | Per share amount pence | Earnings £m | Per share amount pence |
| Basic earnings | **364** | **19.1** | 276 | 14.5 |
| Exceptional items net of tax: | | | | |
| Included in operating profit | **28** | **1.5** | 64 | 3.4 |
| Profit on sale of properties, disposal of operations and impairment write down | **4** | **0.2** | 2 | 0.1 |
| Amortisation of goodwill | **14** | **0.7** | 16 | 0.8 |
| Underlying earnings before exceptional items and amortisation of goodwill | **410** | **21.5** | 358 | 18.8 |
| Diluted earnings | **364** | **18.9** | 276 | 14.4 |
| Underlying diluted earnings before exceptional items and amortisation of goodwill | **410** | **21.3** | 358 | 18.7 |

* Restated for change in accounting policy for deferred tax (see notes 1 and 10).

## 13 Intangible fixed assets

| | Goodwill £m | Pharmacy and other licences £m | Total £m |
|---|---|---|---|
| **Cost** | | | |
| At 1 April 2001 | 327 | 32 | 359 |
| Additions | - | 3 | 3 |
| Disposal of subsidiary - Egypt | (55) | - | (55) |
| **At 30 March 2002** | **272** | **35** | **307** |
| **Amortisation** | | | |
| At 1 April 2001 | 78 | 3 | 81 |
| Charge for the year | 14 | 4 | 18 |
| Disposal of subsidiary - Egypt | (55) | - | (55) |
| **At 30 March 2002** | **37** | **7** | **44** |
| **Net book value** | | | |
| **At 30 March 2002** | **235** | **28** | **263** |
| At 31 March 2001 | 249 | 29 | 278 |

## 14 Tangible fixed assets

| | Group | | | Company |
|---|---|---|---|---|
| | Properties £m | Fixtures, equipment and vehicles £m | Total £m | Properties £m |
| **Cost or valuation** | | | | |
| At 1 April 2001 | 5,855 | 3,124 | 8,979 | 544 |
| Additions (see below) | 598 | 558 | 1,156 | - |
| Disposals | (110) | (86) | (196) | (60) |
| Disposal of subsidiary - Egypt | (37) | (19) | (56) | - |
| Exchange adjustments | (1) | - | (1) | - |
| **At 30 March 2002** | **6,305** | **3,577** | **9,882** | **484** |
| **Accumulated depreciation** | | | | |
| At 1 April 2001 | 895 | 1,869 | 2,764 | 9 |
| Charge for the year | 102 | 256 | 358 | 5 |
| Disposals | (12) | (78) | (90) | (1) |
| Disposal of subsidiary - Egypt | (37) | (19) | (56) | - |
| **At 30 March 2002** | **948** | **2,028** | **2,976** | **13** |
| **Net book value** | | | | |
| **At 30 March 2002** | **5,357** | **1,549** | **6,906** | **471** |
| At 31 March 2001 | 4,960 | 1,255 | 6,215 | 535 |
| **Capital work-in-progress included above** | | | | |
| **At 30 March 2002** | **306** | **73** | **379** | **-** |
| At 31 March 2001 | 132 | 16 | 148 | - |

Interest capitalised included in additions amounted to £12 million (2001: £16 million). Accumulated interest capitalised included in the cost or valuation total above amounts to £263 million (2001: £251 million) for the Group and £nil (2001: £nil) for the Company.

**14 Tangible fixed assets** continued

| | Group 2002 £m | Group 2001 £m | Company 2002 £m | Company 2001 £m |
|---|---|---|---|---|
| The net book value of properties comprised: | | | | |
| Freehold | **4,024** | 3,852 | **248** | 284 |
| Long leasehold | **704** | 647 | **223** | 251 |
| Short leasehold | **629** | 461 | **-** | - |

| **Analysis of property finance leases - Group** | 2002 £m | 2001 £m |
|---|---|---|
| Cost | **196** | 185 |
| Depreciation | **65** | 56 |
| Net book value | **131** | 129 |

| **Analysis of properties** | Group Cost £m | Group Valuation £m | Company Cost £m | Company Valuation £m |
|---|---|---|---|---|
| **At 30 March 2002** | | | | |
| **Freehold** | | | | |
| Cost | **4,482** | | **252** | |
| 1973 valuation | | **2** | | **-** |
| 1992 valuation | | **62** | | **-** |
| **Long leasehold** | | | | |
| Cost | **869** | | **232** | |
| 1973 valuation | | **3** | | **-** |
| 1992 valuation | | **22** | | **-** |
| **Short leasehold** | | | | |
| Cost | **865** | | | |
| | **6,216** | **89** | **484** | **-** |

The Group has followed the transitional provisions in FRS 15, Tangible Fixed Assets, to retain the book value of land and buildings, certain of which were revalued in 1973 and 1992, without updating the valuations. The 1973 valuation, covering substantially the whole of the Group's properties at that time, was made on the basis of open market values by Healey & Baker and G.L. Hearn and Partners. The 1992 valuation, covering a number of non-retail properties, was made on the basis of open market values by J. Trevor & Sons.

The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £5 billion by a considerable margin.

If the properties included at valuation had been included at cost, the cost and accumulated depreciation figures at 30 March 2002 would have been:

| | Group Cost £m | Group Depreciation £m | Company Cost £m | Company Depreciation £m |
|---|---|---|---|---|
| Freehold | **4,503** | **519** | **252** | **4** |
| Long leasehold | **885** | **181** | **232** | **9** |
| Short leasehold | **865** | **239** | **-** | **-** |

## 15 Fixed asset investments

| | Group | | Company | |
|---|---|---|---|---|
| | **2002 £m** | 2001 £m | **2002 £m** | 2001 £m |
| Subsidiaries (note 16) | | | **6,227** | 5,320 |
| Joint ventures (note 17) | **44** | 22 | **33** | 9 |
| Own shares at cost[1] | **88** | 88 | **-** | - |
| Other unlisted investments at cost | **42** | 54 | **25** | 41 |
| | **174** | 164 | **6,285** | 5,370 |

1 The Group owned 25,140,223 (2001: 25,482,870) shares at 30 March 2002 with a nominal value of £6.3 million (2001: £6.4 million).

802,640 shares (2001: 704,164) are held by an Employee Share Ownership Trust 'ESOT' on behalf of certain Directors and senior employees under the Group's Performance Share Plan. Under the Plan, shares conditionally allocated to participants are released to them in the form of a £1 option if a future performance criterion, based on a comparator group of companies, is met at the end of the three-year performance period. The Remuneration Committee has reviewed the performance criterion relating to the allocation made in 1999 and determined that 83.3 per cent of that award should be released to participants on 29 May 2002 in the form of an option over the appropriate number of shares. A charge is taken to the profit and loss account only when it becomes clear that a grant of options will be made.

24,337,583 shares (2001: 24,345,409) are held by an ESOT for the Colleague Share Option Plan (see note 27). There is no charge to the profit and loss account because the options are granted at market value.

The market value of the shares held by the ESOTs at 30 March 2002 was £100.4 million (2001: £98.1 million).

The ESOTs waive the rights to the dividends receivable in respect of the shares held under all the above schemes.

Unlisted investments include a 17.8 per cent equity investment in the Homebase business at a cost of £1 million (2001: £1 million) and 10 per cent loan notes of £25 million (2001: £22 million) due from Homebase.

## 16 Investment in subsidiaries

The Company's principal operating subsidiaries are:

| | Share of ordinary allotted capital and voting rights | Country of registration or incorporation |
|---|---|---|
| Sainsbury's Supermarkets Ltd (food retailing) | **100%** | **England** |
| J Sainsbury Developments Ltd (property development) | **100%** | **England** |
| J Sainsbury Distribution Ltd (logistical services) | **100%** | **England** |
| JS Insurance Ltd[1] (insurance services) | **100%** | **Isle of Man** |
| Shaw's Supermarkets Inc.[1] (food retailing) | **100%** | **USA** |
| Sainsbury's Card Services Ltd[1] (card handling services) | **100%** | **England** |
| Sainsbury's Bank plc (financial services) | **55%** | **England** |

1 Not directly owned by J Sainsbury plc.

All principal operating subsidiaries operate in the countries of their registration or incorporation.

Sainsbury's Bank plc's audited financial statements are drawn up to 28 February 2002 to conform with HBoS (the 45 per cent shareholder) and Shaw's Supermarkets Inc's audited financial statements are drawn up to 2 March 2002. Management accounts have been used to include the Sainsbury's Bank plc and Shaw's Supermarkets Inc. results up to 30 March 2002. All other principal operating subsidiaries have been included up to 30 March 2002.

| Summary of movements - Company | Shares (at cost) £m | Long-term capital advances £m | Total net investment £m |
|---|---|---|---|
| At 1 April 2001 | 4,858 | 462 | 5,320 |
| Movement in long term capital advances | - | 907 | 907 |
| **At 30 March 2002** | **4,858** | **1,369** | **6,227** |

## 17 Investment in joint ventures

The Group's principal joint ventures were:

| | Year-end | Share of ordinary allotted capital | Country of registration or incorporation |
|---|---|---|---|
| **Hedge End Park Limited** (property investment - UK) | 30 March | 50% | England |
| **The HSPUT - Homebase Limited Partnership** (property investment - UK) | 30 March | 50% | England |

### Hedge End Park Limited

For the year ended 30 March 2002, the Group's share of turnover amounted to £1 million (2001: £2 million) and its share of profit before tax amounted to £1 million (2001: £1 million). At 30 March 2002, the Group's share of gross assets amounted to £21 million (2001: £13 million) and its share of gross liabilities amounted to £3 million (2001: £3 million). The investment in Hedge End Park Limited is held directly by the Company.

### HSPUT - Homebase Limited Partnership ('HSPUT')

For the year ended 30 March 2002, the Group's share of turnover amounted to £1 million (2001: £nil) and its share of profit before tax amounted to £1 million (2001: £nil). At 30 March 2002 the Group's share of gross assets amounted to £25 million and its share of gross liabilities amounted to £24 million. The investment in HSPUT is held directly by the Company.

| Summary of movements | Shares (at cost) £m | Group share of post acquisition reserves £m | Long-term capital advances £m | Total £m |
|---|---|---|---|---|
| **Group** | | | | |
| At 1 April 2001 | 6 | 13 | 3 | 22 |
| Advances | - | - | 5 | 5 |
| Share of retained loss | - | (2) | - | (2) |
| Transfer from other unlisted investments - HSPUT | - | - | 19 | 19 |
| **At 30 March 2002** | **6** | **11** | **27** | **44** |
| **Company** | | | | |
| At 1 April 2001 | 6 | | 3 | 9 |
| Advances | - | | 5 | 5 |
| Transfer from other unlisted investments - HSPUT | - | | 19 | 19 |
| **At 30 March 2002** | **6** | | **27** | **33** |

The Group share of retained loss includes operating losses of £4 million relating to the Taste joint venture up to the date of its closure.

## 18 Stock

| | 2002 £m | 2001 £m |
|---|---|---|
| Goods for resale | **586** | 631 |
| Land held for and in the course of development | **135** | 132 |
| Property held for resale | **30** | - |
| | **751** | 763 |

## 19 Debtors

| | Group | | Company | |
|---|---|---|---|---|
| | 2002 £m | 2001 £m | 2002 £m | 2001 £m |
| Trade debtors | **82** | 80 | - | - |
| Amounts owed by subsidiaries | | | - | 16 |
| Other debtors due in less than one year | **116** | 297 | **125** | 289 |
| Other debtors due in more than one year[1] | **104** | 87 | **83** | 75 |
| Prepayments | **96** | 82 | - | - |
| | **398** | 546 | **208** | 380 |

1 Other debtors due in more than one year includes £83 million (2001: £75 million) of vendor loan notes received on the sale of Homebase.

## 20 Current assets and creditors of Sainsbury's Bank

| | 2002 £m | 2001 £m |
|---|---|---|
| **Current assets** | | |
| Cash | **57** | 30 |
| Treasury bills and other eligible bills | **56** | 59 |
| Loans and advances to banks | **602** | 605 |
| Loans and advances to customers[1] | **959** | 781 |
| Debt securities | **500** | 422 |
| Prepayments and accrued income | **19** | 17 |
| | **2,193** | 1,914 |
| **Creditors: due within one year** | | |
| Customer accounts | **2,023** | 1,766 |
| Accruals and deferred income | **37** | 30 |
| | **2,060** | 1,796 |

1 Loans and advances to customers include £416 million (2001: £333 million) of loans and advances repayable in more than one year (see note 24).

In addition to the above assets and liabilities, Sainsbury's Bank had fixed assets of £7 million at 30 March 2002 (2001: £6 million) included in tangible fixed assets (note 14).

## 21 Current asset investments

| | 2002 £m | 2001 £m |
|---|---|---|
| Investments listed on a recognised stock exchange at cost (equivalent to market value) | **16** | 1 |
| Unlisted investments at cost | - | 11 |
| | **16** | 12 |

### 22 Creditors

| | Group 2002 £m | Group 2001 £m | Company 2002 £m | Company 2001 £m |
|---|---|---|---|---|
| **Due within one year** | | | | |
| Bank loans and overdrafts | **65** | 159 | **65** | 119 |
| US $200m 6.25% Notes - March 2002 | **-** | 141 | **-** | 141 |
| £200m 7.25% Notes - June 2002 | **200** | - | **200** | - |
| Short-term notes | **76** | 70 | **76** | 70 |
| Obligations under finance leases | **4** | 4 | **-** | - |
| Total short-term borrowings | **345** | 374 | **341** | 330 |
| Trade creditors | **1,139** | 1,054 | **-** | - |
| Amounts due to subsidiaries | | | **98** | 106 |
| Corporation tax | **140** | 127 | **49** | 35 |
| Social security and other taxes | **76** | 121 | **-** | 42 |
| Other creditors | **535** | 460 | **4** | 5 |
| Accruals | **206** | 196 | **48** | 47 |
| Proposed dividend | **207** | 197 | **207** | 197 |
| | **2,648** | 2,529 | **747** | 762 |
| **Due after more than one year** | | | | |
| Bank and other loans | **-** | 360 | **-** | 360 |
| Medium-term notes | **227** | 233 | **227** | 233 |
| £200m 7.25% Notes - June 2002 | **-** | 200 | **-** | 200 |
| Euro 800m 5.625% Notes | **487** | - | **487** | - |
| £300m 6.5% Notes | **300** | - | **300** | - |
| 8% Irredeemable unsecured loan stock | **3** | 3 | **3** | 3 |
| Obligations under finance leases | **180** | 176 | **-** | - |
| Total borrowings due after one year: | **1,197** | 972 | **1,017** | 796 |
| Amounts due to subsidiaries | | | **890** | 470 |
| Other creditors | **26** | 28 | **-** | - |
| | **1,223** | 1,000 | **1,907** | 1,266 |

### 23 Summary of borrowings

| | Group 2002 £m | Group 2001 £m | Company 2002 £m | Company 2001 £m |
|---|---|---|---|---|
| **Due within one year** | | | | |
| Bank and other loans | **341** | 370 | **341** | 330 |
| Obligations under finance leases | **4** | 4 | **-** | - |
| **Due after one and within two years** | | | | |
| Bank and other loans | **50** | 217 | **50** | 217 |
| Obligations under finance leases | **6** | 10 | **-** | - |
| **Due after two and within five years** | | | | |
| Bank and other loans | **177** | 405 | **177** | 405 |
| Obligations under finance leases | **20** | 20 | **-** | - |
| **Due after five years** | | | | |
| Bank and other loans | **790** | 174 | **790** | 174 |
| Obligations under finance leases | **154** | 146 | **-** | - |
| | **1,542** | 1,346 | **1,358** | 1,126 |

Obligations under finance leases due after five years at 30 March 2002 are repayable by instalments. Bank and other loans due after five years are not repayable by instalments.

**Subsequent event**

Subsequent to the year-end, the Company issued a dual tranche sterling bond comprising £250m 6.125% Notes due 2017 and £350m 6.0% Notes due 2032 and Sainsbury's Supermarkets Ltd entered into a £200 million sale and finance leaseback transaction in respect of various store equipment. Proceeds from these transactions will be used to repay maturing borrowings and finance ongoing capital expenditure.

## 24 Financial instruments

The financial assets and financial liabilities which are analysed below include fixed rate financial assets of £115 million (2001: £105 million), financial assets on which no interest is paid (i.e. debtors receivable in more than one year) of £14 million (2001: £6 million) and financial liabilities on which no interest is paid of £26 million (2001: £28 million) not included in Group net debt, as analysed in note 23. Debtors receivable and creditors payable in less than one year, and the current assets and current liabilities of Sainsbury's Bank are excluded from the analysis. The Group's policies and procedures in relation to its treasury management, including management of interest rate and currency risk, are set out in the operating and financial review on pages six and seven.

| Fair values of financial assets and financial liabilities | 2002 Book value £m | 2002 Fair value £m | 2001 Book value £m | 2001 Fair value £m |
|---|---|---|---|---|
| **Primary financial instruments held or issued to finance Group operations** | | | | |
| Borrowings due within one year | **(345)** | **(346)** | (374) | (376) |
| Borrowings due after one year | **(1,197)** | **(1,207)** | (972) | (995) |
| Other creditors | **(26)** | **(26)** | (28) | (28) |
| Deposits maturing within one year | **386** | **386** | 487 | 487 |
| Deposits maturing after one year | **115** | **115** | 105 | 105 |
| **Derivative financial instruments held to manage the interest rate and currency profile** | | | | |
| Interest rate and currency swaps | **-** | **13** | - | 19 |

Fair values of financial assets and financial liabilities have been calculated by discounting future cash flows at prevailing interest and exchange rates.

The above analysis includes finance leases with a capitalised value of £184 million (2001: £180 million). These leases primarily finance stores in the Group's US operations. Included in deposits are vendor Loan Notes, with a value of £115 million (2001: £105 million) arising from prior year disposals. It is not considered practicable to estimate the fair value of these financial liabilities and financial assets as no appropriate external benchmark is available. They are therefore included in the above analysis at book value.

### Financial assets

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial assets was:

| | Total £m | Floating rate financial assets £m | Fixed rate financial assets £m | Financial assets on which no interest is paid £m |
|---|---|---|---|---|
| Sterling | **1,140** | **1,014** | **115** | **11** |
| US Dollar | **108** | **105** | **-** | **3** |
| **At 30 March 2002** | **1,248** | **1,119** | **115** | **14** |
| Sterling | 982 | 877 | 105 | - |
| US Dollar | 142 | 136 | - | 6 |
| At 31 March 2001 | 1,124 | 1,013 | 105 | 6 |

Floating rate financial assets comprise bank balances linked to bank base rate and money market fund balances, money market deposits, commercial paper investments and currency swaps bearing interest rates linked to LIBOR. The fixed rate financial assets have a weighted average interest rate of 9.86 per cent (2001: 9.85 per cent) fixed for an average period of 10.5 years (2001: 11.4 years). The financial assets on which no interest is paid have a weighted average period until maturity of three years.

**24 Financial instruments** continued

**Financial liabilities**

After taking into account various interest rate and currency swaps, the interest rate profile of the Group's financial liabilities was:

| | Total £m | Floating rate financial liabilities £m | Fixed rate financial liabilities £m | Financial liabilities on which no interest is paid £m | Fixed rate debt: Weighted average interest rate % | Fixed rate debt: Average time for which rate is fixed years |
|---|---|---|---|---|---|---|
| Sterling | **1,314** | **961** | **353** | **-** | **6.91** | **3.3** |
| US Dollar | **987** | **671** | **290** | **26** | **9.35** | **10.0** |
| **At 30 March 2002** | **2,301** | **1,632** | **643** | **26** | **8.01** | **6.3** |
| Sterling | 860 | 657 | 203 | - | 7.26 | 1.9 |
| US Dollar | 943 | 630 | 285 | 28 | 9.52 | 7.0 |
| Other | 97 | 97 | - | - | - | - |
| At 31 March 2001 | 1,900 | 1,384 | 488 | 28 | 8.58 | 4.9 |

Floating rate financial liabilities comprise bank borrowings, commercial paper and short term currency swaps linked to bank base rate and LIBOR, and fixed-rate long-term borrowings swapped into floating rate LIBOR. Financial liabilities on which no interest is paid do not have predetermined dates of payment and therefore a weighted average period of maturity cannot be calculated.

The above analysis excludes a cancellable swap in a notional principal amount of £150 million under which the Company pays a fixed rate of 4.09 per cent and receives floating rate LIBOR. The counter-party may exercise an option to cancel the swap on quarterly dates through to August 2030.

In addition to the above, the Group's provision of £19 million (2001: £18 million) for onerous leases meets the definition of a financial liability. This financial liability is considered to be a floating rate financial liability as, in establishing the provision, the cash flows have been discounted. The discount rate is re-appraised at each half-yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

**Currency exposures**

After taking into account forward contracts the Group held euro denominated monetary assets of £40 million (2001: £36 million), US dollar denominated monetary assets of £4 million (2001: £7 million) and Australian dollar monetary assets of £1 million (2001: £nil). Excluded from these figures are non-sterling borrowings undertaken by the Company to hedge investments in overseas operations.

**Gains and losses on hedges**

The Group's off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges, excluding Sainsbury's Bank (see below), were:

| | Unrecognised: Gain £m | Unrecognised: Loss £m | Unrecognised: Total gain/(loss) £m | Deferred: Gain £m | Deferred: Loss £m | Deferred: Total gain/(loss) £m |
|---|---|---|---|---|---|---|
| Gains and losses on hedges at 1 April 2001 | 25 | (6) | 19 | 1 | (11) | (10) |
| Arising in previous years included in 2002 income | (15) | - | (15) | (1) | 11 | 10 |
| Gains and losses not included in 2002 income: | | | | | | |
| Arising in previous years | **10** | **(6)** | **4** | **-** | **-** | **-** |
| Arising in 2002 | **11** | **(2)** | **9** | **-** | **(4)** | **(4)** |
| **Gains and losses on hedges at 30 March 2002** | **21** | **(8)** | **13** | **-** | **(4)** | **(4)** |
| Of which: | | | | | | |
| Gains expected to be included in 2003 income | **3** | **(3)** | **-** | **-** | **(4)** | **(4)** |
| Gains and losses expected to be included in 2004 income or later | **18** | **(5)** | **13** | **-** | **-** | **-** |

**Financial instruments – Sainsbury's Bank**

The financial assets and financial liabilities of Sainsbury's Bank are shown separately as current assets and current liabilities in the Group balance sheet (see note 20). The management of the Bank's treasury operations is separate from that of the Group, as described on page 6 of the operating and financial review.

Sainsbury's Bank's exposure to movements in interest rates is shown in the following table which discloses the interest rate re-pricing profile of assets and liabilities as at 30 March 2002. Any asset (or positive) gap position reflects the fact that the Bank's financial assets re-price more quickly, or in greater proportion than liabilities in a given time period and will tend to benefit net interest rate income in a rising interest rate environment. A liability (or negative) gap exists when liabilities re-price more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining rate environment. Items are allocated to time bands by reference to the earlier of the next contractual interest rate re-pricing date and the maturity date.

| **Interest rate sensitivity table of Sainsbury's Bank at 30 March 2002** | **Not more than 3 mths £m** | **Over 3 mths but not over 6 mths £m** | **Over 6 mths but not over 1 year £m** | **Over 1 year but not over 3 years £m** | **Over 3 years but not over 5 years £m** | **Over 5 years £m** | **Non-interest bearing £m** | **Total £m** |
|---|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | | |
| Eligible bank bills | **56** | - | - | - | - | - | - | **56** |
| Loans and advances to banks | **530** | - | **72** | - | - | - | - | **602** |
| Loans and advances to customers | **433** | **46** | **64** | **316** | **95** | **5** | - | **959** |
| Debt securities | **500** | - | - | - | - | - | - | **500** |
| Other assets | - | - | - | - | - | - | **83** | **83** |
| Total assets | **1,519** | **46** | **136** | **316** | **95** | **5** | **83** | **2,200** |
| Liabilities: | | | | | | | | |
| Customer accounts | **1,961** | **7** | **32** | **23** | - | - | - | **2,023** |
| Other liabilities | - | - | - | - | - | - | **39** | **39** |
| Shareholders' funds | - | - | - | - | - | - | **138** | **138** |
| Total liabilities | **1,961** | **7** | **32** | **23** | - | - | **177** | **2,200** |
| On-balance sheet gap | **(442)** | **39** | **104** | **293** | **95** | **5** | **(94)** | - |
| Derivative instruments | **322** | **(53)** | **(20)** | **(209)** | **(40)** | - | - | - |
| Net interest rate sensitivity gap | **(120)** | **(14)** | **84** | **84** | **55** | **5** | **(94)** | - |
| Cumulative gap | **(120)** | **(134)** | **(50)** | **34** | **89** | **94** | - | - |

| Interest rate sensitivity table of Sainsbury's Bank at 31 March 2001 | Not more than 3 mths £m | Over 3 mths but not over 6 mths £m | Over 6 mths but not over 1 year £m | Over 1 year but not over 3 years £m | Over 3 years but not over 5 years £m | Over 5 years £m | Non-interest bearing £m | Total £m |
|---|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | | |
| Eligible bank bills | 59 | - | - | - | - | - | - | 59 |
| Loans and advances to banks | 535 | 40 | 30 | - | - | - | - | 605 |
| Loans and advances to customers | 390 | 18 | 40 | 191 | 141 | 1 | - | 781 |
| Debt securities | 422 | - | - | - | - | - | - | 422 |
| Other assets | - | - | - | - | - | - | 53 | 53 |
| Total assets | 1,406 | 58 | 70 | 191 | 141 | 1 | 53 | 1,920 |
| Liabilities: | | | | | | | | |
| Customer accounts | 1,693 | 5 | 14 | 44 | 10 | - | - | 1,766 |
| Other liabilities | - | - | - | - | - | - | 33 | 33 |
| Shareholders' funds | - | - | - | - | - | - | 121 | 121 |
| Total liabilities | 1,693 | 5 | 14 | 44 | 10 | - | 154 | 1,920 |
| On-balance sheet gap | (287) | 53 | 56 | 147 | 131 | 1 | (101) | - |
| Derivative instruments | 212 | (7) | (37) | (89) | (79) | - | - | - |
| Net interest rate sensitivity gap | (75) | 46 | 19 | 58 | 52 | 1 | (101) | - |
| Cumulative gap | (75) | (29) | (10) | 48 | 100 | 101 | - | - |

As set out above, the Bank has entered into interest rate swaps on a notional principal amount of £371 million. The underlying risks involved are significantly lower than the contract or notional principal amounts, as shown by the risk weighted amounts calculated using the Financial Services Authority's capital adequacy rules (total of £4 million) and their fair value represented by replacement cost (total of £1 million).

## 25 Analysis of net debt

| | At 1 April 2001 £m | Cash flow £m | Other non-cash movements £m | Exchange movements £m | At 30 March 2002 £m |
|---|---|---|---|---|---|
| Current asset investments | 12 | 4 | - | - | **16** |
| Cash at bank and in hand | 475 | (105) | - | - | **370** |
| Bank overdrafts | (140) | 126 | - | - | **(14)** |
| | 347 | 25 | - | - | **372** |
| Due within one year: | | | | | |
| Borrowings | (230) | 116 | (213) | - | **(327)** |
| Finance leases | (4) | - | - | - | **(4)** |
| Due after one year: | | | | | |
| Borrowings | (796) | (434) | 213 | - | **(1,017)** |
| Finance leases | (176) | 4 | (8) | - | **(180)** |
| | (1,206) | (314) | (8) | - | **(1,528)** |
| Total net debt | (859) | (289) | (8) | - | **(1,156)** |

## 26 Provisions for liabilities and charges

| | Group | | | | | Company |
|---|---|---|---|---|---|---|
| | Deferred tax £m | Onerous leases £m | Closure, disposal and business transformation costs £m | Unfunded pension liabilities £m | Total £m | Disposal costs £m |
| At 1 April 2001 - as published | (4) | 18 | 60 | 4 | 78 | 60 |
| Change in accounting policy for deferred tax | 160 | - | - | - | 160 | - |
| At 1 April 2001 - as restated* | 156 | 18 | 60 | 4 | 238 | 60 |
| Deferred tax - UK | 23 | - | - | - | 23 | - |
| Deferred tax - US | (4) | - | - | - | (4) | - |
| Transfer to corporation tax | (3) | - | - | - | (3) | - |
| Utilised | - | (4) | (47) | - | (51) | (47) |
| Charge to the profit and loss account | - | 5 | 23 | - | 28 | 16 |
| **At 30 March 2002** | **172** | **19** | **36** | **4** | **231** | **29** |

* Restated for change in accounting policy for deferred tax (see notes 1 and 10).

The provisions for onerous leases cover residual lease commitments of up to 80 years, after allowance for existing or anticipated sublet rental income. The provisions for closure and disposal costs (£29 million) relate to indemnities and warranties arising from the disposal of subsidiaries. The provisions for business transformation costs (£7 million) relate to supply chain commitments (see note 3). The provisions for closure, disposals and business transformation costs are expected to crystallise in the year ended 29 March 2003.

The provision for deferred tax comprises:

| | 2002 £m | 2001* £m |
|---|---|---|
| Timing differences between depreciation and capital allowances | **180** | 164 |
| Other timing differences | **(8)** | (8) |
| | **172** | 156 |

* Restated for change in accounting policy for deferred tax (see notes 1 and 10).

## 27 Called up share capital and share premium account

| | Allotted fully paid shares million | Aggregate nominal value £m | Share premium £m | Consideration £m |
|---|---|---|---|---|
| **Shares authorised** | | | | |
| Ordinary shares of 25 pence each - 2,200 million shares (2001: 2,200 million) | | 550 | | |
| **Shares allotted** | | | | |
| At 1 April 2001 | 1,930.8 | 483 | 1,401 | |
| SAYE Share Option Scheme | 4.2 | 1 | 16 | 17 |
| Executive Share Option Scheme | 1.3 | - | 4 | 4 |
| **At 30 March 2002** | **1,936.3** | **484** | **1,421** | **21** |

Further details of these schemes at 30 March 2002 are set out below:

### (a) SAYE Share Option Scheme

The Company operates a Savings-Related Share Option scheme for all UK employees with more than one year's service. This is an approved Inland Revenue Scheme and was established in 1980. The scheme is renewable every 10 years. At 30 March 2002, UK employees held 41,000 five-year savings contracts in respect of options over 21.1 million shares and 38,600 three-year savings contracts in respect of options over 12.4 million shares.

Details of these options at 30 March 2002 are set out below:

| | | | Options outstanding | |
|---|---|---|---|---|
| Date of grant | Date of expiry | Price pence | 2002 million | 2001 million |
| 20 December 1995 (5 year period) | 31 July 2001 | 313 | - | 2.7 |
| 11 December 1996 (5 year period) | 31 July 2002 | 292 | **0.5** | 4.7 |
| 10 December 1997 (3 year period) | 31 July 2001 | 398 | - | 1.9 |
| 10 December 1997 (5 year period) | 31 July 2003 | 398 | **3.5** | 4.8 |
| 10 December 1998 (3 year period) | 31 July 2002 | 416 | **1.7** | 2.7 |
| 10 December 1998 (5 year period) | 31 July 2004 | 416 | **3.5** | 5.0 |
| 7 January 2000 (3 year period) | 31 August 2003 | 253 | **2.6** | 3.9 |
| 7 January 2000 (5 year period) | 31 August 2005 | 253 | **3.9** | 5.3 |
| 28 November 2000 (3 year period) | 31 August 2004 | 299 | **3.7** | 4.2 |
| 28 November 2000 (5 year period) | 31 August 2006 | 299 | **4.7** | 5.4 |
| 20 December 2001 (3 year period) | 31 August 2005 | 302 | **4.4** | - |
| 20 December 2001 (5 year period) | 31 August 2007 | 302 | **5.0** | - |
| | | | **33.5** | 40.6 |

The J Sainsbury plc Qualifying Employee Share Ownership Trust (the QUEST) was established in 1998 to acquire shares for employees, including Directors, in satisfaction of their options under the Savings-Related Share Option Scheme.

Of the 4.2 million ordinary shares allotted in relation to the Savings-Related Share Option Scheme, 4.1 million ordinary shares were subscribed for by the QUEST at a market value of £16.4 million. These shares were allocated to employees, including Directors, in satisfaction of options exercised under the Scheme. The Company provided £4.2 million to the QUEST for this purpose. The cost of this contribution has been transferred by the Company directly to the Profit and Loss Account reserve (see note 29).

**27 Called up share capital and share premium account** continued

**(b) Executive Share Option Scheme**

| Date of grant | Date of expiry | Price pence | Options outstanding 2002 million | 2001 million |
|---|---|---|---|---|
| 28 August 1992 | 27 August 2002 | 447 | **3.3** | 3.4 |
| 12 March 1994 | 11 March 2004 | 359 | **2.4** | 2.8 |
| 8 September 1995 | 7 September 2005 | 475 | **5.0** | 5.2 |
| 1 December 1995 | 30 November 2005 | 386 | **0.1** | 0.1 |
| 20 May 1997 | 19 May 2007 | 367 | **6.1** | 7.1 |
| 11 November 1997 | 10 November 2007 | 489 | **0.4** | 0.4 |
| 10 November 1998 | 9 November 2007 | 545 | **7.5** | 7.8 |
| 2 August 1999 | 1 August 2008 | 378 | **10.1** | 10.5 |
| 24 November 1999 | 23 November 2009 | 320 | **0.1** | 0.1 |
| 17 January 2000 | 16 January 2009 | 320 | **0.2** | 0.2 |
| 1 March 2000 | 28 February 2010 | 261 | **3.0** | 3.0 |
| 2 June 2000 | 1 June 2010 | 272 | **16.6** | 16.4 |
| 27 July 2000 | 26 July 2010 | 315 | **0.1** | - |
| 2 June 2001 | 1 June 2011 | 427 | **8.9** | - |
| 26 July 2001 | 25 July 2011 | 407 | **9.7** | - |
| | | | **73.5** | 57.0 |

These options were held by 2,644 executives (2001: 2,144).

**(c) Colleague Share Option Plan**

The Colleague Share Option Plan operates under the rules of the Inland Revenue Approved Discretionary Share Option Scheme. A total of 92,900 (2001: 123,800) UK employees participate in the Plan and hold options over 31.3 million shares (2001: 39.8 million). There have been a total of 17 options exercised in respect of 7,826 ordinary shares during the year by executors of deceased participants. Options will normally be exercisable between three and ten years from the date of the grant of option. It is intended that there will be no further options granted under this plan.

**28 Revaluation reserve**

| | Group £m | Company £m |
|---|---|---|
| At 31 March 2001 and **30 March 2002** | **39** | **-** |

**29 Profit and loss account**

| | Group £m | Company £m |
|---|---|---|
| At 1 April 2001 - as published | 2,988 | 2,535 |
| Change in accounting policy for deferred tax | (160) | - |
| At 1 April 2001 - as restated* | 2,828 | 2,535 |
| Profit/(loss) retained for the period | 79 | (154) |
| Currency translation differences | 1 | - |
| Amounts deducted in respect of shares issued to the QUEST | (4) | (4) |
| **At 30 March 2002** | **2,904** | **2,377** |

* Restated for change in accounting policy for deferred tax (see notes 1 and 10).

The cumulative goodwill deducted from the reserves of the Group at 30 March 2002 amounted to £140 million (2001: £140 million). This goodwill will be charged to the profit and loss account on disposal of the businesses to which it relates.

The profit for the financial year of the Company was £131 million (2001: £174 million).

## 30 Reconciliation of operating profit to net cash inflow from operating activities

| | 2002 £m | 2001 £m |
|---|---|---|
| Operating profit | **625** | 533 |
| Depreciation | **358** | 409 |
| Amortisation of intangible assets | **18** | 17 |
| Loss on sale of equipment, fixtures and vehicles | **3** | 2 |
| Decrease/(increase) in stocks | **23** | (36) |
| Increase in debtors | **(2)** | (147) |
| Increase in creditors and provisions | **57** | 151 |
| Increase in Sainsbury's Bank current assets | **(279)** | (196) |
| Increase in Sainsbury's Bank creditors | **264** | 189 |
| Net cash inflow from operating activities | **1,067** | 922 |

## 31 Contingent liabilities and financial commitments

Group commitments to make operating lease payments during the next financial year are as follows:

| | Land and buildings | | Other leases | |
|---|---|---|---|---|
| | 2002 £m | 2001 £m | 2002 £m | 2001 £m |
| Leases which expire within one year | **1** | 1 | **-** | - |
| Leases which expire between one and five years | **5** | 6 | **7** | 7 |
| Leases which expire after five years | **270** | 305 | **-** | - |

Operating lease commitments include payments in respect of 16 supermarket properties which were sold in March 2000 for £325 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by 1 per cent per annum over the lease period. Under the arrangement the Company has provided a residual value guarantee that the properties will realise at least £170 million at the end of the lease period. In view of the relatively low amount of this guarantee when compared to the present market value of the freehold interests, the likelihood of this guarantee being invoked is regarded by the Directors as remote and, therefore no contingency is recognised in the accounts.

Operating lease commitments include payments in respect of 10 Sainsbury's Supermarkets properties which were sold in July 2000 for £226 million and leased back by Sainsbury's Supermarkets for a period of 23 years at a market rental, which increases by 1 per cent per annum over the lease period. A residual value guarantee of £39 million has been given by the Company in respect of this transaction. In view of the relatively low amount of this guarantee when compared to the present market value of the relevant freehold interests, the Directors believe that the likelihood of this guarantee being invoked is remote and, therefore, no contingency is recognised in the accounts.

Sainsbury's Supermarkets has an executory contract with Swan Infrastructure plc 'Swan' (a wholly owned subsidiary of Barclays UK Infrastructure Fund) for the provision of IT services, which expires on 12 November 2007. Swan subcontracts to Accenture. In the very unlikely event of a credit rating downgrade of the Company below investment grade, Sainsbury's Supermarkets would be liable to lodge, with Swan, an advance against future service charges equivalent to Swan's prevailing net borrowings, which are capped at a maximum of £540 million. The likelihood of this event materialising is regarded by the Directors as remote, therefore no contingency is recognised in the accounts.

There are a number of contingent liabilities relating to disposals and other contractual liabilities under which it is not considered any liability will arise.

## 32 Future capital expenditure

| | 2002 £m | 2001 £m |
|---|---|---|
| Contracted but not provided for | **380** | 240 |

## 33 Pension costs

The pension costs for the UK mainly relate to two funded defined benefit pension schemes, the J Sainsbury Pension and Death Benefit Scheme (JSPDBS) and the J Sainsbury Executive Pension Scheme (JSEPS). These schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The Group Personal Pension Plan was closed on 31 January 2002. Two new Stakeholder Pension Schemes were launched in April 2002.

The pension cost for the year ended 30 March 2002 is based on the results of a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, as at 1 April 2000, on the projected unit basis. The assumptions underlying this valuation were subsequently updated in April 2001 to take account of the change in economic circumstances. The principal actuarial assumptions used in the revised actuarial valuations are:

| | % |
|---|---|
| Long term rate of return on investments - before retirement | **6.75** |
| - after retirement | **5.00** |
| Average annual increase in total pensionable salary (excluding promotional increments) | **3.75** |
| Average annual increase in present and future payments | **2.25** |
| Average rate of inflation | **2.25** |

As at 1 April 2001, the market value of the UK schemes was £2,687 million (2000: £2,943 million). The market value was sufficient to cover 106 per cent (2000: 113 per cent) of the total liabilities of the schemes, a surplus of £145 million (2000: £346 million).

Total pension contribution costs for the Group were £71 million for the year ended 30 March 2002 (2001: £66 million) of which the pension contribution costs of the UK defined benefit schemes and UK defined contribution schemes amounted to £59 million and £4 million respectively (2001: £53 million and £2 million respectively). There is a variation from the regular cost because of scheme surpluses. These surpluses are being amortised over a period using a method which reduces the amount of variation from the regular cost until 2010 for the JSPDBS and 2006 for the JSEPS. Total costs for 2002 are after taking account of an amortisation of scheme surpluses of £19 million (2001: £19 million). The Group's UK pension cost is not expected to change until the results of the next triennial valuation in April 2003.

The Group also operates defined benefit pension schemes in the US. The pension costs relating to the US benefit schemes have been determined with the advice of independent actuaries. The charge to the profit and loss account of £8 million (2001: £11 million) has been calculated in accordance with US accounting principles but would not have been materially different had UK accounting principles been applied.

### FRS 17 disclosures

Actuarial valuations at 30 March 2002 were carried out by Watson Wyatt for the UK schemes and Fidelity Employer Services Company LLC doing business as Fidelity Investments Actuarial and Consulting Services for the US schemes using the following assumptions:

| | UK Schemes % | US Schemes % |
|---|---|---|
| Average annual increase in total pensionable salary | **3.75-4.00** | **4.25** |
| Average annual increase in pensions | **2.50** | **3.25** |
| Discount rate | **6.00** | **7.28** |
| Average rate of inflation | **2.50** | **3.25** |

The assets in the schemes and their expected returns were:

| | UK Schemes | | US Schemes | |
|---|---|---|---|---|
| | Expected long-term rate of return % | Value £m | Expected long-term rate of return % | Value £m |
| Equities - UK | 8.25 | 1,232 | - | - |
| - overseas | 8.25 | 812 | 9.20 | 101 |
| Bonds | 5.00 | 581 | 7.25 | 56 |
| Other | 5.00 | 32 | - | - |
| | 7.50 | 2,657 | 8.50 | 157 |

| | £m | £m |
|---|---|---|
| Total market value of assets | 2,657 | 157 |
| Present value of schemes' liabilities | (3,023) | (159) |
| Deficit in schemes | (366) | (2) |
| Related deferred tax asset | 110 | 1 |
| Net pension schemes' liabilities | (256) | (1) |

If the above net pension assets/(liabilities) had been recognised in the financial statements, the Equity shareholders' funds and profit and loss reserve at 30 March 2002 would be as follows:

| | £m |
|---|---|
| Equity shareholders' funds excluding pension liability | 4,848 |
| Net pension schemes' liabilities | (257) |
| Equity shareholders' funds including pension asset liability | 4,591 |
| Profit and loss reserve excluding pension liability | 2,904 |
| Net pension schemes' liabilities | (257) |
| Profit and loss reserve | 2,647 |

**34 Related party transactions**

The following transactions fall to be disclosed under the terms of FRS 8.

Sainsbury's Bank is a subsidiary of the Company and has as joint shareholders the Company and HBoS, which hold 55 per cent and 45 per cent respectively of the issued share capital. In the year ended 30 March 2002, HBoS provided both management and banking services to Sainsbury's Bank. In the same period the Group provided management services and reward points (relating to customer loyalty cards) to Sainsbury's Bank.

The amounts in respect of management, banking services and reward points payable during the year were:

| | 2002 £m | 2001 £m |
|---|---|---|
| Payable to HBoS | 27 | 21 |
| Payable to the Group | 10 | 10 |

In addition Sainsbury's Bank made loans and advances to, and entered into interest rate swaps with, Bank of Scotland Treasury Services plc and operated a current account at Bank of Scotland during the year, all under normal commercial terms. Included in loans and advances to banks at 30 March 2002 of £602 million (2001: £605 million) are loans and advances to HBoS Group of £437 million (2001: £429 million).

# Five year financial record

| | 1998[1] | 1999[2] | 2000 | 2001[3] | **2002** |
|---|---|---|---|---|---|
| **Financial results** (£m) | | | | | |
| **Group turnover[4]** | 15,496 | 16,378 | 17,414 | 18,441 | **18,206** |
| Turnover - continuing operations | 14,261 | 15,080 | 15,962 | 16,940 | **18,198** |
| **Operating profit** | | | | | |
| Sainsbury's Supermarkets | 751 | 711 | 518 | 470 | **515** |
| Sainsbury's Bank | (15) | (5) | 3 | 13 | **22** |
| Shaw's Supermarkets | 37 | 52 | 79 | 115 | **137** |
| Other operating activities | 10 | 12 | 16 | 25 | **15** |
| Profit sharing | (39) | (40) | (9) | (8) | **(10)** |
| Discontinued operations | 46 | 64 | 44 | 13 | **(2)** |
| | 790 | 794 | 651 | 628 | **677** |
| Interest payable | (78) | (50) | (72) | (76) | **(49)** |
| Joint ventures | 16 | 12 | 1 | (3) | **(1)** |
| **Group underlying profit before tax[5]** | 728 | 756 | 580 | 549 | **627** |
| **(Decrease)/increase on previous year** | 11.8% | 3.9% | (23.2)% | (5.3)% | **14.2%** |
| **Earnings per share** | | | | | |
| Basic | 25.1p | 29.2p | 18.3p | 14.5p | **19.1p** |
| (Decrease)/increase on previous year | 14.1% | 16.3% | (37.3)% | (20.8)% | **31.7%** |
| Underlying[5] | 26.6p | 26.8p | 20.5p | 18.8p | **21.5p** |
| (Decrease)/increase on previous year | 15.2% | 0.8% | (23.5)% | (8.3)% | **14.4%** |
| **Dividend per share** | 13.9p | 14.32p[6] | 14.32p | 14.32p | **14.84p** |
| **Retail statistics for UK and US food retailing** | | | | | |
| **Number of outlets at financial year-end** | | | | | |
| Sainsbury's Supermarkets - over 40,000 sq ft sales area | 39 | 42 | 61 | 86 | **121** |
| - 25,000 - 40,000 sq ft sales area | 229 | 233 | 225 | 209 | **184** |
| - 15,000 - 25,000 sq ft sales area | 93 | 98 | 99 | 93 | **84** |
| - under 15,000 sq ft sales area | 43 | 45 | 47 | 65 | **74** |
| Sainsbury's Supermarkets | 404 | 418 | 432 | 453 | **463** |
| Shaw's Supermarkets | 121 | 127 | 168 | 185 | **185** |
| **Total number of stores - continuing operations** | 525 | 545 | 600 | 638 | **648** |
| **Sales area** (000 sq ft) | | | | | |
| Sainsbury's Supermarkets | 11,979 | 12,571 | 13,055 | 13,746 | **14,349** |
| Shaw's Supermarkets | 4,119 | 4,410 | 5,617 | 6,124 | **6,261** |
| **Group total - continuing operations** | 16,098 | 16,981 | 18,672 | 19,870 | **20,610** |
| Net increase on previous year: | | | | | |
| Sainsbury's Supermarkets | 4.9% | 4.9% | 3.9% | 5.3% | **4.4%** |
| Shaw's Supermarkets | 7.8% | 7.1% | 27.4% | 9.0% | **2.2%** |
| New Sainsbury's Supermarkets openings | 19 | 20 | 20 | 27 | **25** |
| **Sainsbury's Supermarkets' sales intensity (including VAT)[7]** | | | | | |
| Per square foot (£ per week) | 18.26 | 18.04 | 16.98 | 16.79 | **17.54** |
| **Share of national trade in predominantly food stores and pharmaceutical, medical, cosmetic and toilet goods outlets[8]** | 12.4% | 12.2% | 11.9% | 11.9% | **11.9%** |

1 Restated under FRS 12 and FRS 14.
2 Turnover, profit and diluted earnings per share are for the 52 week period to 3 April 1999.
3 Earnings per share in 2001 has been restated under FRS 19. Published basic earnings per share was 13.8 pence and published underlying earnings per share was 19.2 pence.
4 Includes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
5 Underlying profit before tax and diluted earnings per share are stated before exceptional costs of £37 million in 1998, £60 million in 2000, £96 million in 2001 and £42 million in 2002 and exceptional profits of £76 million in 1999 and before amortisation of goodwill of £11 million in 2000, £16 million in 2001 and £14 million in 2002.
6 Excludes a one penny per share payment to cover the extra four weeks in 1999.
7 Including Savacentre, excluding petrol.
8 Based on Office for National Statistics data and Sainsbury's Supermarkets sales, excluding petrol.

# Visit our websites

Information about the Group may be found on the Internet at:
www.j-sainsbury.co.uk

For information about Sainsbury's Supermarkets log on to:
www.sainsburys.co.uk

For information about Sainsbury's Bank log on to:
www.sainsburysbank.co.uk

For information about Shaw's log on to:
www.shaws.com

To shop on-line log on to:
www.sainsburystoyou.co.uk

Designed and produced by CGI BrandSense. Front cover photography by John Sturrock. Back cover photography Jason Grow (Network Photographers). Printed by Royle Corporate Print. The paper used in this Report combines materials utilising recycled board with Nordic Swan label and paper which is elemental chlorine free. The paper mills have achieved accreditation to the environmental standard ISO 14001.



J Sainsbury plc
33 Holborn, London EC1N 2HT
www.j-sainsbury.co.uk

# A year of progress





J Sainsbury plc

Annual Review and
Summary Financial Statement 2002

# Contents

This Annual Review and Summary Financial Statement 2002 does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group. For further information the separate publication, entitled J Sainsbury plc Annual Report and Financial Statements 2002 containing the operating and financial review, the report of the Directors, the statement of corporate governance, the remuneration report, the financial statements and the Auditors' report on those financial statements, which is unqualified, should be consulted. Copies may be obtained through our website www. j-sainsbury.co.uk or by calling Freephone 0800 387504.

Shareholders wishing to receive a free copy of the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to the Company Secretary's Office, J Sainsbury plc, 33 Holborn, London EC1N 2HT.

**Front cover** Sainsbury's colleague David Dullaghan in the fresh produce department at our Chiswick, London store. Best practice shared with Shaw's in the US, helped us win the title 'Fresh Produce Retailer of the Year'.

**Back cover** Shaw's associate Bob Murphy in the fresh produce department at our Canton, Massachusetts store. Like Sainsbury's, Shaw's is undertaking a major training programme to deliver great service to customers.

# Our business

J Sainsbury plc is a leading UK and US food retailer with interests in financial services and property. The Group comprises Sainsbury's Supermarkets and Sainsbury's Bank in the UK and Shaw's Supermarkets in the US. Group turnover[1] in 2002 was £18.2 billion, underlying profit[2] before tax was £627 million and underlying earnings per share[2] was 21.5 pence. The Group employed 173,800 people at the end of the year.

The Group's objective is to meet its customers' needs effectively and thereby provide shareholders with good, sustainable financial returns. It aims to ensure all colleagues have opportunities to develop their abilities and are well rewarded for their contribution to the success of the business. Its policy is to work with all of its suppliers fairly, recognising the mutual benefit of satisfying customers' needs. It also aims to fulfil its responsibilities to the communities and environments in which it operates.

**1** Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.

**2** Before exceptional items and amortisation of goodwill.

# Financial highlights


Group sales – continuing operations[1] £ million
14,261
15,080
15,962
16,940
18,198
98
99
00
01
02
UK and US food retailing sales areas 000 sq ft
16,098
16,981
18,672
19,870
20,610
UK
US
98
99
00
01
02
Sainsbury's Supermarkets like-for-like sales growth[4] %
2.8
0.9
–2.2
1.5
6.0
98
99
00
01
02
Group underlying profit before tax[2] £ million
728
756
580
549
627
98
99
00
01
02

| | 2002 | 2001 | % change |
|---|---|---|---|
| Sales – continuing operations[1] | **£18,198m** | £16,940m | 7.4 |
| Underlying profit before tax[2] | **£627m** | £549m | 14.2 |
| Profit before tax | **£571m** | £437m[3] | 30.7 |
| Underlying earnings per share[2] | **21.5p** | 18.8p[3] | 14.4 |
| Dividend per share | **14.84p** | 14.32p | 3.6 |

1 Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Before exceptional items and amortisation of goodwill.
3 Restated for change in accounting policy for deferred tax.
4 Excluding petrol, adjusted to remove the effect on sales of two Easters in a year.

## Total shareholder return was 10 per cent over the year

(the increase in the value of a share, including reinvested dividends, based on the average share price for the three months ended 30 March 2002 compared with the equivalent period in 2001)

# Chairman's statement



'Our business is in better shape now than it has been for some years and we are becoming more confident of growing it for the longer term.'

I have seen a huge, tangible change in the culture of the Company over the past two years right across the business. There is a significant increase in the pace of activity and a real release of very positive energy. We are all very keen to build and capitalise on this changed culture.

In January 2002 we welcomed to the Board two new Executive Directors - Stuart Mitchell and Sara Weller; both were appointed Assistant Managing Directors of Sainsbury's Supermarkets in July 2001. Stuart is responsible for trading, retail and the supply chain; Sara for strategic planning, marketing, formats, *Sainsbury's to You* and Sainsbury's Bank.

Robin Whitbread, who joined Sainsbury's in 1969 and was appointed a Director in 1990, left the Company during the year. We thank him most sincerely for his sterling contribution to Sainsbury's and the Board over that period and wish him well for the future.

We also welcomed Bridget Macaskill to the Board, as a Non-Executive Director, in February of this year. Bridget was Chairman and Chief Executive of OppenheimerFunds and is based in New York. She has valuable experience in the food industry and financial services and her US background is of considerable relevance to Shaw's, our US business.

Our business is in better shape now than it has been for some years and we are becoming more confident of growing it for the longer term. For the year 2001/02 we have now reported 14 per cent underlying profit before taxation growth for the Group and 10 per cent underlying operating profit growth for our supermarkets business in the UK. Whereas we have maintained our dividend levels during recent years of profit decline, now that profit growth has been restored and there is increasing confidence in future growth, the Directors are proposing an increase in the final dividend of 5 per cent from 10.30 pence to 10.82 pence per share.

This results in a total dividend for the year of 14.84 pence per share, a 3.6 per cent increase over last year. The proposed increase in dividend is less than the increase in earnings, recognising the need to restore dividend cover, which was 1.3 times at the year end.

I, and the Board, would like to thank all colleagues for their hard work during what has been a very busy and exciting year; we look forward to working with them, as we continue to build the business in the year ahead.



**Sir George Bull**
Chairman

# A year of progress



'Profit and dividend growth have been restored. To deliver a successful business longer term we are looking for profit growth through a balance of strong sales growth, reducing our cost base further and continuing margin improvements.'

We have now completed the first full year of our recovery programme and I'm pleased to report strong progress on delivering on our promises. We are reporting 14 per cent underlying profit before taxation growth for the Group after two years of decline and 10 per cent underlying operating profit growth for our supermarkets in the UK after three years of decline. We have exceeded targets for our cost reduction programme by £10 million in 2001/02 and have now raised our savings target by a further £100 million to £700 million by March 2004. In the UK supermarkets business we have achieved a step change in our sales performance with like-for-like sales growth of 6.3 per cent excluding petrol (Easter contributing 0.3 per cent), our best performance in over a decade. This positive progress, along with our current plans, gives us confidence in achieving results in line with expectations in the current year.

**Sainsbury's Supermarkets**

In the UK we have driven a step change in our sales performance resulting in five consecutive quarters of strong like-for-like sales growth.

Quality food is a priority for our customers and a key component of the Sainsbury's brand. We have invested in our food ranges and, during the year, have improved or developed over 3,200 products. Our own-label subbrands are again amongst the best in the UK.

We are working to develop a stronger complementary non-food offer through Adam's children's clothes, *Jeff & Co* and a trial of a home enhancements range. We are working on developing our own health and beauty offer through up-grading our in-house capability. We have also been trialling Boots health and beauty and pharmacy shops in six of our out-of-town stores and are now extending these by a further three stores.

We rigorously monitor 10,000 lines weekly to ensure that we remain competitive. We have reinvested some of our cost savings in price adjustments. Alongside this we continue to run a highly attractive, sustainable promotional programme.

Delivering great service is a key objective of our business transformation programme and during the year we made great strides in retraining our colleagues to serve our customers better. Our mystery shopper measure is now embedded in the Company; this and our customer satisfaction index demonstrates the progress we are making.

We have achieved cost savings of £160 million in the year delivering a total of £250 million since we began the programme. These savings will be reinvested in enhancing the customer offer, building sales and in improving our operating margins.

We are replacing our legacy systems with 'best in class' IT solutions to help us gain competitive advantage. The Accenture relationship continues to go well and systems, which have already been implemented, are delivering substantial business benefits. During the year we reprioritised our programme in light of new opportunities and have updated the original sequence of work. Our stated IT replatforming project retains its scope and is on target.

We embarked on a major programme to modernise our supply chain by developing a network of new depots around the country. We have made good progress and three depots, Emerald Park, Haydock and Langlands Park, are already operating.

Our first fully automated fulfilment centre at Hams Hall, Birmingham, will open later this year. Three additional fulfilment centres are under construction at Stoke, Rye Park (Hoddesdon) and Waltham Point; these will be operational by the end of 2003.

We anticipate double running costs of £6 million in the 2002/03 financial year as we transition between old and new warehouses. The new depots will serve the majority of our stores within the period of the plan.

We committed to upgrading our estate through the reinvigoration of our stores. During the year we reinvigorated 117 stores. We have also stepped up our new store opening programme, having opened 10 supermarkets and 15 Locals during the year, adding a further 422,000 sq ft of new space.

Through our customer data warehouse we analyse data from our Reward Card to help us understand our customer needs and shopping missions better. Our programme of reinvigorating stores has evolved as we develop formats and trial them.

We now have four trial 'mixed mission' stores and early results are encouraging. In March we opened our first 'main plus' average superstore (with 16,000 new lines and 20 per cent of floor space focused on non-foods). We are developing a new 'broad appeal' format under the Sainsbury's savacentre brand, which will offer an attractive range of foods and non-foods at good value prices. The first store opened in Northfield, Birmingham on 30 May and the format, if successful, will extend our trading reach considerably.

### Sainsbury's to You

We are second in the UK on-line grocery market with current annualised sales of around £110 million and around 71 per cent coverage of UK households, with 25,000 orders per week. Our current market share in London is 36 per cent. Improved volumes and better integration of our home delivery service into stores has reduced new customer acquisition costs by 60 per cent and fulfilment costs by 30 per cent in the second half as compared to the first half of the year. During the year we launched the service into 20 stores bringing the total nationwide to 53 stores, including three refurbished stores in Manchester, through which we expect to replace the service provided by the Gorton picking centre. We expect this business to be profitable in the second half of 2003/04.

### Sainsbury's Bank

Operating profit grew by 66 per cent to £22 million including a one-off credit of £3 million relating to VAT. We have aligned our Bank business more closely with our supermarket customers. We have introduced permanent point-of-sale materials into 127 stores and this has helped deliver sales increases of 70 per cent per store. We have also driven down acquisition costs to below one third of industry averages, through making better use of existing store, colleague and communication channels. We are building on the offer; insurance sales are up threefold and personal loans are up 100 per cent. We have a stronger partner in HBoS (since the merger of the Bank of Scotland with the Halifax), a new management team, and an increased capability and appetite for growth. We are currently considering some interesting choices about the rate at which we should grow this business in the future.

### Property and JS Developments

We undertook to unlock value from our property portfolio and we are continuing to realise opportunities as they arise. Our priority is retail enhancement opportunities on existing sites. Currently we have 22 projects in development.

Planning consent was granted in September 2001 for the redevelopment of Stamford House and Drury House, our former head office sites in Stamford Street, for 375,000 sq ft of offices and a 10,000 sq ft Central store. We are working on plans for the redevelopment of further sites, Rennie House and Wakefield House.

### Shaw's Supermarkets

We are the 12th largest food retailer in the US, and a strong regional player, with 185 stores. We are number two in revenue terms in the six states that make up the New England market.

Shaw's has produced another good performance. In the year, 50 of our 185 stores were improved. We opened five new or replacement stores and completed two extensions and 15 refurbishments. We have integrated 17 stores purchased from Grand Union and rebadged a further 11 Star Market stores to increase our presence in Vermont and Connecticut and to consolidate Shaw's position in the New England market. We reviewed the supply chain process and have rationalised and streamlined our distribution system.

Shaw's has a successful track record and is a profitable growth opportunity for the Group. We continue to look for suitable acquisition opportunities both in, and adjacent to, New England. We have stimulated the two-way flow of knowledge and ideas between Shaw's and Sainsbury's, a good example being the use, in the UK, of some fresh produce merchandising ideas from the US.

### Looking forward

Profit and dividend growth have been restored. To deliver a successful business longer term we are looking for profit growth through a balance of strong sales growth, reducing our cost base further and continuing margin improvements.

The development of our formats presents a bigger sales growth opportunity than we originally anticipated. We are committed to achieving industry leading margins, but it is too early to be precise about when. The market is dynamic and competition very active. We have choices about the rate of sales growth against margin targets. However, we are committed to delivering strong double digit underlying profit growth each year of our business transformation programme.

Peter Davis

**Sir Peter Davis**
Group Chief Executive

## Our programme on track



Sainsbury's – An award-winning passion for food. Pages 6 and 7



Sainsbury's – Reinvigorating our stores. Pages 8 to 11



Sainsbury's – Upgrading our supply chain and re-engineering our business. Pages 12 to 14



Shaw's – Success through diversity. Pages 15 to 17

# Customers' first choice for food

## Our target

We aim to be the UK consumer's first choice for food shopping by reaffirming our lead in quality and offering outstanding value for money. Providing quality food is something at which we have always excelled and customers are responding positively to our renewed focus.

## Our achievements

Our drive for superior quality is producing impressive results. Continued product improvement and innovation and investment in price cuts and promotions have ensured that our customers receive the very best in value.

### SOME OF OUR TOP AWARDS

In November 2001, proof of our passion and innovation was evident when, at the Quality Food and Drink Awards, we won seven first prizes and 19 products were runners-up in their categories.

Other awards include:

- ★ The Grocer Cup for Outstanding Business Achievement
- ★ Supermarket of the Year in the Drinks Retail Awards 2002
- ★ Fresh Produce Retailer of the Year in the Retail Industry Awards 2001
- ★ Pasta Retailer of the Year in the Pizza, Pasta and Italian Food Industry Awards
- ★ Organic Farmhouse Pâté, cooked meats winner in the Soil Association Food Awards 2001
- ★ *Jeff & Co* 'best supermarket range of clothes' in the *Woman* magazine fashion awards
- ★ Andy White was named *Retail Week* Store Manager of the Year for his outstanding work at the Leamington Spa store.

| **Sainsbury's Supermarkets analysis** | **2002** | 2001 |
|---|---|---|
| Sales[1] | **£14,860m** | £13,894m |
| Operating profit[2] | **£515m** | £470m |
| Number of stores | **463** | 453 |
| Sales area (000 sq ft) | **14,349** | 13,746 |
| Full-time employees | **44,000** | 42,300 |
| Part-time employees | **101,400** | 99,600 |

1 Includes VAT.
2 Profit before profit sharing and exceptional operating costs.

**Financial performance**
Sainsbury's Supermarkets' sales increased by 7.0 per cent to £14,860 million and operating profit was up by 9.5 per cent to £515 million. Like-for-like sales were up 6.3 per cent excluding petrol (Easter contributing 0.3 per cent) for the year. This represents a step change in sales performance. We have now had five quarters of strong like-for-like growth and outperformed the industry average for total and like-for-like sales growth in the year.

The key drivers of sales growth were the improvements to the customer offer and the acceleration of our store reinvigoration programme. We continue to deliver significant cost efficiencies. In total £160 million were delivered in the year, in addition to the £90 million last year, and our cost reduction programme remains on track. Savings have been achieved in the cost of products, whilst maintaining or increasing quality and through the simplification of end-to-end processes, where the implementation of new systems and new fulfilment centres in the supply chain remain the key enablers.

**Quality lead increases**
Our emphasis on outstanding quality and innovation continues to drive our mission to be first for food and has won us numerous awards during the year.

**Pricing is competitive**
We have continued to use price and promotions to ensure customers get great value for money, investing £250 million to cut over 5,000 prices.

**Testing keeps us top**
We ensure our food is achieving its reputation for quality through rigorous testing. During the past year we have carried out over 500 product quality tests with both consumers and colleagues. 80 per cent of these consumer tested products have been rated as good, if not better, than the competition. If a product is not best in class it is reformulated and retested.

**Own brands achieve record sales**
Our own label subbrands are now among the UK's biggest consumer brands. *Taste the Difference* is our biggest selling brand generating annual sales of £340 million from 620 products with sales above expectations. We extended our lower fat *Be Good To Yourself* range to 370 products in January 2002 and our *Blue Parrot Café* range is the largest children's food range currently

# ing passion for food


Sainsbury's

**Main picture:** Moving to our new business centre at Holborn, London, included opening a state-of-the-art food centre where the creativity of our development team is resulting in award-winning food. Stuart Mitchell, left, Assistant Managing Director, Sainsbury's Supermarkets, watches development chef Ian Walker recreate the Quality Food and Drink Award-winning ready meal, 'quantock game meatball casserole with dumplings'.
**Below right:** Jamie Oliver has helped us with product development as well as appearing in our TV advertising campaign which contributes significantly to sales nationwide.
**Below left:** *Taste the Difference* is now our biggest selling brand.
**Below:** *Jeff & Co* is now in 36 stores.

3,200

**roducts improved or leveloped last year**





available from a major UK retailer. Major launches over the past year included our largest ever product initiative on Italian products, a major Oriental promotion and a celebration of traditional British food.

### Speeding up product development

During the year we improved or developed over 3,200 products. Improved IT systems are now evident throughout the Company and in January 2002 we achieved a world first when we began to develop products on the Internet – getting new products to the shelves faster. Membership of the Internet-based business and trading exchange, GNX, has given us a significant lead over competitors via product auctions, collaborative product development, joint purchasing initiatives and the exchange of best practices with some of the world's largest retailers. Through our supplier Internet portal, Sainsbury's Information Direct, we have built a formidable reputation for close collaboration with our suppliers.

### Non-food

We have continued to develop a stronger non-food offer. In April 2001 we launched our *Jeff & Co* clothing collection. Currently available in 36 stores, we extended the range last November to sizes 18-26. In October 2001 we began the trial of up to 10,000 Boots' health and beauty products in six out-of-town superstores and we will open three more, in early summer, to allow further analysis. We are also building new revenue streams at low cost by working with suppliers such as $O_2$ to offer Reward Card customers competitive rates on mobile phone billing. Sainsbury's Mobile has signed up over 70,000 customers who are now able to get the best phone prices through our unique 'rate and compare' billing approach.



# Great stores, great service



## Our target

We aim to bring all our stores up to the standard of our best, to create outstanding shopping environments and deliver great customer service.

## Our achievements

We have made enormous progress over the past year, extending and improving 117 stores - an average of over two a week and a significant increase on the 50 achieved the previous year. We are now developing other customer-led store formats to make further improvements to our offer and geographic reach.

**Customer satisfaction up**

Despite all the work in stores we have still focused on the high standards our customers expect. We know that customer satisfaction drives sales and that the investment we have made in improving our stores has clearly contributed to improved customer benefits, a steady increase in customer numbers, basket size and strong sales growth for five consecutive quarters.

**Record number of stores refurbished**

Our store reinvigoration programme has now been implemented across more than a third of our estate and we plan to improve a further 70 stores during the coming year. A major refurbishment now takes place in under 12 weeks, ensuring that the improved offer is available to customers as quickly as possible and with minimum disruption.

We have improved and opened stores throughout the UK, increased sales space and introduced new products, departments and store-specific concepts and ideas.

In total we have added 467,000 sq ft of space and installed 77 salad bars, 61 new hot food counters, 32 new meat counters, 28 fish counters and 16 pharmacies in the 117 stores upgraded during the year.

**Improved store environments generate extra sales**

Research suggests that customers appreciate the wider product ranges, improved store environments and ease with which they can shop in our refurbished stores, providing customers with our latest food and non-food ranges. Sales uplifts from these stores remain encouraging. With 54 per cent of the 117 stores refurbished in the second half of the year, we expect more benefits in 2003.

**Delivering great service**

Meeting local customer demands with the right ranges and offer is our basic requirement for better serving customer needs. A Company-wide training programme, focused on delivering outstanding customer service, was launched in May 2001. Simple actions can have a big impact on service so the training encourages colleagues to bring service alive in a way that matches business and customer needs. Our service is measured by frequent and stringent mystery shopper checks, which also give stores the detailed information they need to improve their results.

**Technology plays its part**

Improvements in IT are also having a positive effect on in-store experience. Our Shelf Availability Monitor, introduced in February 2002, enables us to view and manage stock availability at any time during the day and has helped add over £1 million in additional sales already. Our product availability was particularly strong versus key competitors over the Christmas period contributing to our strong third quarter performance.

Other new systems are step changing the way we manage our ranges and space, as well as giving us greater promotional flexibility through integrated data management. We expect the enormous amount of work on improving store processes and procedures to have a marked impact on future performance.

# revitalising our stores



## Our programme

Over the past year we have opened 25 new stores, extended 27 and refurbished 90 adding 889,000 sq ft (603,000 sq ft net of closures) of sales area to our network.

**New stores 2001/02**

| Supermarkets | Sales area (sq ft) |
|---|---|
| Berryden, Aberdeen | 53,000 |
| Bretton, Peterborough | 44,000 |
| Burnley, Lancashire | 40,000 |
| Cockermouth, Cumbria | 19,000 |
| Dundee, Scotland | 41,000 |
| Hitchin, Hertfordshire | 25,000 |
| Kingston upon Thames, Surrey | 41,000 |
| New Romney, Kent | 12,000 |
| Romford, Essex | 61,000 |
| Walton-on-Thames, Surrey | 41,000 |
| **Locals** | |
| London | |
| Beaufort Street | 3,000 |
| Chiswick High Road | 3,000 |
| Clapham Junction | 3,000 |
| Earls Court Road | 3,000 |
| Holborn | 3,000 |
| Hornsey Rise | 2,000 |
| Essex Road | 3,000 |
| South Ealing | 3,000 |
| Sloane Avenue | 3,000 |
| Upper Street, Islington | 3,000 |
| Central Station, Liverpool | 4,000 |
| Lower Precinct, Coventry | 3,000 |
| Marlow, Buckinghamshire | 3,000 |
| Stockton Heath, Warrington | 3,000 |
| Wylde Green, Birmingham | 3,000 |
| **Extended stores** | |
| (over 15,000 sq ft added) | |
| Archer Road, Sheffield | 58,000 |
| Canley, Coventry | 50,000 |
| Low Hall, Essex | 63,000 |
| Monks Cross, York | 52,000 |
| Torquay, Devon | 59,000 |


delicatessen



**Main picture:** Sara Weller, right, Assistant Managing Director, Sainsbury's Supermarkets, talks to Sandra Mennell, Replenishment Assistant, at our Monks Cross store in York. **Below:** Our reinvigoration programme has included adding new features such as the delicatessen counter shown at our store in Whitley Bay, Tyne and Wear; the salad kitchen at Tamworth, Staffordshire and the food to go counter at Lancaster, Lancashire.


food to go
meat


UK
excluding London
Refurbished Stores
Extended Stores
London
23 Refurbished Stores
5 Extended Stores

**Our reinvigoration programme 2000 to 2002. Some locations have two stores.**

## Store formats

We are taking a radical look at our 463-strong store portfolio as part of our reinvigoration programme. In addition to the new and exciting shopping offers we are looking at each store on an individual basis and, using data from our Reward Card, tailoring the offer in each store to meet the needs of our customer base. The result is new formats that maximise the potential of our stores.



Our Lancaster store is an example of our 'main mission' format. There are 275 of these stores and they form the core of our estate. These stores focus on the main weekly food shop. Appealing to families is critical to the success of these stores with an increased focus on fresh foods. Stores range from 20,000 to around 48,000 sq ft.





**Left:** Our 'mixed mission' stores are typically located in town or city centres with high customer numbers at peak times. The emphasis is on 'meal solutions' or 'grab and go', making it quick and easy to shop for fresh and essential products and inspiring customers with new ideas and affordable treats. Product ranges change to suit time of day. The first 'mixed mission' stores, Camberley, Surrey, and Crawley, West Sussex, reopened in November 2001 under our Sainsbury's Central brand to offer customers speedy top up shopping and lunchtime snacks. Surbiton and Putney reopened in February 2002.

### Building on core values

In addition to improving our current core store portfolio, we continue to develop new formats tailored to customers' needs, extending our geographic reach and broadening our customer appeal. This will lead to a significantly different estate as customers will find a tailored offer rather than the same reduced or expanded range in every store.

Our Reward Card gives us a clear and detailed insight into how groups of customers shop, based on data from 80 per cent of our sales. Improved IT enables us to get new insights from this data and make quicker, more informed product and marketing decisions. By dividing our customer base into 10 segments we can now drive range and choice improvements at individual store level.

### Developing formats further

By addressing these customer characteristics more closely we are evolving offers beyond our traditional reach and maximising the potential of all our stores. Three new concepts – 'mixed mission', 'main mission', and 'main plus' – will trade under the existing



An example of our larger stores is Monks Cross, York. Its 'main plus' format means the store offers more food than any of our competitors with 16,000 new lines and 20 per cent of floor space focused on non-foods organised in a way that won't slow customers down. There are 64 stores in this 'main plus' category. Stores range from around 45,000 sq ft and above.



In town we have 124 stores in the 'mixed mission' format. Among these are our Central stores, illustrated here by our store in Victoria, London, and a number of town centre stores across the country. Centrals aim to be the best food store in town. They cater for a mix of shopping needs such as 'grab and go', 'top up', 'meal solutions', a small main shop and convenience. Stores may range between 7,000 and 20,000 sq ft.


Local
hello

Also in the 'mixed mission' format are our Local stores. These are small urban or suburban stores that focus on convenience, whether near the office, on the way home or just round the corner from home. They are between 2,000 and 6,000 sq ft. There are 33 Local stores.



**Above:** Our on-line service *Sainsbury's to You* allows us to reach customers beyond our current catchment area and so complements our mission to be first for food.

Local, Central and Sainsbury's fascias but focus specifically on what customers want rather than product range or available space. They are being trialled before integration into business as usual via our store opening and reinvigoration programmes.

In March 2002, our first 'main plus' store opened in Monks Cross, York, offering a superior choice of food and non-food ideas for family and home. At 52,000 sq ft, the store is zoned so customers can easily select the areas they wish to shop. A meal zone offers fresh produce and 'food to go'. A grocery zone provides wide choice and strong promotions . An 'expert' zone has features such as a chef in a lively, fun area. Non-food is featured in the 'extra' zone home shop, leisure and celebration, and includes *Jeff & Co* and kids shop.

Our store at Northfield in Birmingham, which opened at the end of May 2002, is the first of our 'broad appeal' stores. The store will operate under the fascia of Sainsbury's savacentre, a name which customers confirm still represents a convincing food promise with a strong family value and non-food message.

**Home shopping service delivers greater cost efficiencies**

Better integration of our stores and home delivery service, *Sainsbury's to You*, has reduced new customer acquisition costs. With 20 stores launching the service in store during the year we now have over 71 per cent coverage of UK households operating from a dedicated picking centre and 53 stores nationwide.

**Continued growth at Sainsbury's Bank**

Sainsbury's Bank has achieved outstanding growth over the past year with a 66 per cent increase in profits to £22 million. We continue to integrate products and services with our overall supermarket offer reducing acquisition costs, adapting in-store presence by format and customer shopping mission and, in January 2002, we completed a redesign of our website www.sainsburysbank.co.uk that has attracted record numbers of visitors.

Stronger product and promotional links have been key in helping to increase sales. Sales of personal loans doubled and insurance products increased threefold in the year.

Accolades achieved during the year included *Your Money's* 'Best Internet Personal Loans' and 'Best Direct Home and Contents Insurance Provider' and being named one of *What Mortgage's* 'Top Lenders of the Year'.

In September 2001 our partner, the Bank of Scotland, merged with Halifax, creating HBoS plc, providing huge future potential for new product development.


Sainsbury's Bank

**Above:** Improved point-of-sale, integration into direct mail activities and on pack offers have helped heighten customer awareness of products. The Bank celebrated its fifth birthday in February 2002 and customers have come to expect the same great service they receive in our stores.

# Delivering the vision

## Our target

The development of a first class supply chain will improve the quality and availability of what we deliver, achieving cost savings of £100 million.

## Our achievements

We are laying strong foundations for our future by investing in the total upgrade of our supply chain, a substantial investment to modernise our distribution network and systems, forming Europe's largest supply chain transformation programme.

### Foundations laid for supply chain transformation

We have made an excellent start in transforming our supply chain into a world-class operation. We are working to stretching targets and it is a tough challenge for us to implement these radical changes while conducting business as usual.

Improved sales over the past year resulted in increased volumes going through our supply chain. Despite this we maintained high standards and controlled our operating costs. We opened and extended distribution centres to increase our capacity, we adjusted our network to fit the demands of our reinvigorated stores, while closures and process improvements have increased efficiency and capability.



Above: Hamish Elvidge, left, Finance Director and Martin White, Supply Chain Director, Sainsbury's Supermarkets, at our Rye Park depot where conversion work is due for completion end 2003.

Our plans for the radical overhaul of our network are well advanced. They include new and highly automated systems, best practices from a range of sectors and a nationally integrated transport structure. Years two and three of our transformation programme will see the foundations and investments currently being laid down start to pay back.

### New distribution centres under construction

A pioneering automated fulfilment factory is up and running near Glasgow and non-automated centres are fully operational in the North West, where we doubled the size of our Haydock Centre and in Bristol, where we acquired purpose-built premises. The external construction of a new facility near Birmingham is now complete and the installation of automated systems is under way, ready to go live later this year. Construction of a fifth depot at Waltham Point in Hertfordshire is also nearing completion and we are finalising sites for three additional fulfilment factories, replacing a number of older sites throughout the South of England.

Distribution centres catering for slower moving product lines have different requirements and the new network will have two highly automated centres, one, an extension of an existing site in Hertfordshire and one, at Stoke, with some of the most sophisticated mechanical handling equipment in the world.

### Our distribution facilities

We are transforming our ageing and complex distribution network by replacing 21 existing centres with fewer, larger facilities providing greater capacity and capability. There will be eight fulfilment factories capable of handling 100 million cases a year and serving at least 70 supermarkets and up to 150 Local stores. This will provide each store with a depot from which it receives the majority of deliveries. Together with improved transport utilisation, this creates greater efficiencies in getting goods into our stores enabling us to release storage space and increase sales area in many locations.

#### Fulfilment factories

**Emerald Park, Bristol,** open, 350,000 sq ft.

**Haydock, Merseyside,** open, 500,000 sq ft.

**Hams Hall, West Midlands,** opening end 2002, 700,000 sq ft.

**Langlands Park, Glasgow,** open, 248,000 sq ft.

**Waltham Point, Hertfordshire,** opening Autumn 2003, 690,000 sq ft.

Three sites to be confirmed.

#### Slower moving product centres

**Stoke, Staffordshire,** opening Spring 2003, 550,000 sq ft.

**Rye Park, (Hoddesdon) Hertfordshire,** completion end 2003, 380,000 sq ft.



Our flagship distribution facilities.

# Supply chain

Our new depot at Hams Hall, near Birmingham, right, shown as a concept drawing in last year's Annual Review, and, below, now due to open at the end of 2002.




Sainsbury's

**Core systems replaced with new technology**

Replacing outdated systems is a key part of our strategy. We have already centralised sales forecasting within the supply chain and are rolling out a new paperless warehouse management system.

Working with Exel Logistics, we developed a national integrated transport planning system, enabling highly efficient route planning that has reduced distribution costs. We are also generating additional savings and efficiencies by actively involving our suppliers in a review of the entire supply chain process to seek efficiencies, such as using our lorry fleet in back haul journeys.

**Major benefits for customers and colleagues**

These improvements will make a major difference to both customers and colleagues, enhancing availability and ensuring the freshest products are on the shelf. We are also making fundamental changes to our culture and have developed innovative partnerships with unions which have been recognised and supported by the Department of Trade and Industry. We are developing working groups to help bring our plans to life and, through our largest-ever training programme, involving and engaging our colleagues.

Overall cost benefits will include a reduction of at least 25 per cent in warehouse costs and transport costs cut by 30 per cent. The total saving by the end of our transformation programme will be around £100 million.



Above: Our depot for slower moving goods at Stoke is due to open in Spring 2003.

# Greater cost efficiencies

## Our target

Renewing our outdated IT systems and investing in the IT infrastructure of our business.

## Our achievements

Outsourcing to Accenture provided the necessary skills and experience and several new systems have already been embedded throughout our business providing notable performance improvements and cost savings.



**Left:** Our move to our new Holborn business centre in September 2001 formed an integral part of our business transformation programme. These new premises bring together the trading, retail and marketing functions which had previously been located in 13 different offices. Being together under one roof, along with improved IT systems, is improving communications and efficiency.
**Below:** By scrutinising every aspect of the production and distribution process for our products we are realising significant cost savings without compromising on quality. For example, our Produce Direct programme is cutting costs by taking deliveries from around the world straight into our depots for fast onward delivery to stores, whilst still retaining the critically important quality and traceability checks.



DIRECT


### New IT systems

Renewing our systems continues to be a priority and much has already been achieved. Our new customer data warehouse gives easier access to sales data for better decision making. Our relaunched *Sainsbury's to You* website has already generated record numbers of orders and our trial with Boots began ahead of schedule thanks to early resolution of complex IT issues. A number of system improvements in our supply chain enabled us to keep pace with increased sales and laid solid foundations for change going forward.

We also put significant time and effort into defining requirements and planning for the performance improvements new systems will provide. More new systems will be introduced in the coming year.

### Creating a cost conscious culture

Driving out costs is critical to our success and we are determined to remove all complexities and costs not adding value to our customers. We have delivered significant cost savings of £160 million during the year without impacting customer satisfaction or sales.

### Property division extracts maximum value from our estate

Our property division is focused on getting maximum value from our estate. This includes securing best sites for new store openings and format developments, reducing costs through best practice and service improvements and implementing innovative asset development schemes to unlock retail improvements and asset value.

Following the relocation of our central teams to Holborn we were granted permission in September 2001 to redevelop one part of our former site on London's South Bank.

### Developing people and working better together

Developing people has been an important theme this year. We made external appointments to further strengthen our senior management team and identified the capabilities needed to lead and sustain high performance levels.

# The success continues


20
15
26
88
23
13
Number of stores
Connecticut 23
Maine 20
Massachusetts 88
New Hampshire 26
Rhode Island 13
Vermont 15

**Shaw's Supermarkets is the second largest supermarket chain in New England.**

## Our targets

To grow our business and strengthen our position in New England, matching our diverse customer needs and streamlining our supply chain.

## Our achievements

We successfully integrated 17 Grand Union stores in Vermont and Connecticut, opened five new or replacement Shaw's stores, refurbished or expanded 17 Shaw's and rebadged 11 Star Markets, including two replacement stores. The launch of our *Signature* premium range was a major step for our own label.

*Financial performance*

Shaw's Supermarkets had another excellent year with sales up by 8 per cent in US Dollar terms and operating profit up by 15 per cent in US Dollar terms. This is the fourth consecutive year of both sales and profit growth and it is particularly pleasing that the growth reflects the smooth and effective integration of two significant acquisitions.

*Growing presence in New England*

Shaw's continues to be a major force in New England, operating in all six states. Customer numbers continue to grow as does the value of basket size per customer.

We have an aggressive programme of extensions and refurbishments which we accelerated during the year by completing 50 projects, 34 more than the previous year.

We opened our latest new store in West Brockton in January 2002. Shaw's has traded in the Brockton area since 1899 and the new 46,000 sq ft store has the full range of Shaw's feature departments including *Wild Harvest* organic and natural food; the *La carte* prepared food offer; sushi bar, pharmacy and our new *Signature* premium range.

| Shaw's analysis | 2002 | 2001 |
|---|---|---|
| Sales[1] | **$4,385m** | $4,055m |
| Operating profit[2] | **$196m** | $171m |
| Number of stores | **185** | 185 |
| Sales area (000 sq ft) | **6,261** | 6,124 |
| Full-time employees | **9,700** | 9,200 |
| Part-time employees | **18,700** | 18,400 |

1 Includes sales tax.
2 Profit before exceptional operating costs and amortisation of goodwill.


STOP

Above: Our Wakefield, Rhode Island store was one of 17 Shaw's refurbished or expanded in 2001/02.

# New England Success thr



Above: Rick Joyce, Grocery Manager at our Canton s
delivers GREAT Service. Associates are trained to pro
the best possible shopping environment for custome
Below: Ross McLaren, Chief Executive Officer, with
Lisa Coash, Manager of our Canton store.





Above: Scott W Ramsay, left, Executive Vice President
Chief Financial Officer and Paul T Gannon, right, name
President and Chief Operating Officer in May 2002.

In October 2001, we began work on a new flagship 39,000 sq ft Shaw's store in the Prudential Centre in Boston to replace a smaller and elderly Star Market store.

Due to open in Spring 2003, the store, 'Shaw's Marketfresh in the City', will contain the best that Shaw's has to offer including *Wild Harvest*, produce from around the world, *La carte*, a sushi bar and a new wine and beer department.

### Integrating Grand Union and Star Markets

Of the 19 Grand Union stores purchased last year, 17 were rebadged and updated over the course of just six weeks – the remaining two are closed pending major redevelopment on their sites. Sales in the first year have been above budgeted plans and the stores are making a profitable contribution to the company.

The rebadging and upgrading of Star Market stores continued. The first seven stores opened in May 2001 and achieved uplifted sales. We will improve and rebadge the remaining Star Market stores over the next three years as part of our development programme. We also gained efficiencies and depot synergies by closing the 30-year-old East Bridgewater Distribution Centre in October 2001. This allowed us to rebalance our supply chain to meet new growth from our acquisition of Star Market and Grand Union stores.

### GREAT Service

Shaw's GREAT Service initiative to deliver excellent customer service was developed over the year, with store associates throughout the company trained to provide the best possible shopping environment for customers. GREAT stands for Greet; Respond; Escort; Anticipate and Thank. Associates are recognised for offering courteous, helpful, friendly service with the goal of going above and beyond customers' expectations.

### Product offer

We significantly enhanced our own-brand food range with the addition of the new *Signature* range of premium products. More than 300 products with superior quality and taste were on the shelves by January 2002, ranging from imported Italian pasta to breads, coffee, cranberry juice and maple syrup.

The launch of *Signature* was part of a major reinvigoration of the Shaw's existing own-brand range, which also includes an expanded selection of *Wild Harvest* items.

## Sharing our knowledge

We are committed to sharing best practice across the Group. With both Sainsbury's Supermarkets and Shaw's involved in reinvigorating their existing store chains this interchange has been increased and has been beneficial. Examples to date have been the introduction of the *Signature* range at Shaw's based on Sainsbury's *Taste the Difference* range and the introduction of *Wild Harvest* to Sainsbury's as the *well being* section.

**Sainsbury's *well being* display, Whitley Bay, Tyne and Wear**



**Shaw's *Wild Harvest* display, Canton, Massachusetts**


Wild HARVEST
NATURAL FOODS




Shaw's
Supermarkets

**Loyalty programme:**
Our barcoded key ring fob, issued to all Rewards Card holders, has meant that 1,800 customers have had their lost keys returned to them by Shaw's.

### Improved non-food offer

We have improved the non-food offer in our stores using 'modules', such as an upgraded health and beauty care offer and a kitchen shop with cookware and other food preparation items. These exciting new initiatives provide an added convenience for the 'one-stop shop' customer and drive incremental sales of non-foods, particularly seasonal lines, such as at Halloween and Christmas.

### Ethnic marketing

Shaw's stores serve customers from many ethnic backgrounds including Jewish, Italian, Hispanic, Russian, Cuban and African-American. Each store has a department that offers lines specially tailored to the demographics of its area. Our store in Johnston, Rhode Island, for example, has an Italian Shop, specialising in imported pastas, sauces and olive oils for the local Italian community. Our store in Canton, Massachusetts has a wide Kosher range to cater for the large local Jewish community.

It's not just about products. Our cross departmental ethnic marketing committee was formed to help Shaw's become the 'supermarket of choice' for the various ethnic groups in New England. As well as product offer, the committee studies marketing methods and services to meet the needs of those communities.

### Rewards Card

Shaw's Rewards Card continues to go from strength to strength and 87 per cent of our weekly sales are recorded in conjunction with the card. The almost four million customers who are now signed up to the programme continue to enjoy exclusive savings on advertised products and partner offers from other businesses. The valuable customer data from the card is allowing us to review store formats, product ranges and communicate better with our customers through direct marketing.


KOSHER

**Top and above:** We aim to become the supermarket of choice for ethnic groups in New England. Each store has a department that offers products tailored to ethnic groups in its area.


SIGNATURE
SIGNATURE
SIGNATURE

**Above:** Shaw's *Signature* range, a premium addition to our own-brand range.

# J Sainsbury plc Statement of C

**Products sourced locally throughout the UK**



**Above:** Martin Thatcher, Managing Director of Thatcher's Cider, Bridgwater, Somerset is one of 550 suppliers in the UK who supply Sainsbury's Supermarkets with locally-sourced products. **Below:** Sainsbury's Assisting Village Enterprise (SAVE), a scheme to enable village stores to stock Sainsbury's own-brand products, has continued to flourish with turnover up by 287 per cent. North Cornwall Liberal Democrat MP Paul Tyler, left, visits Allan Lindsay, right, of Bradworthy Post Office and Stores, near Holsworthy, Devon, with Louise Langley of Sainsbury's Barnstaple store.


ECONOMY
CH SLICES

## Our commitment

Our customers, suppliers, colleagues and shareholders all have a direct interest in the way we conduct our business and we are committed to working in their best interest. We also seek to have good relationships with the communities in which we operate and reduce our impact on the environment.

## Highlights of the year

We have an active local sourcing programme in the UK's rural communities. We support colleagues' choice of community ventures. We are passionate about healthy eating and developed a Free Fruit in Schools programme in Scottish and English cities. We maintained our lead in best practice in environmental management and are progressing our equality and diversity strategy in both the UK and US.

We are working with rural communities - farmers, suppliers and small retailers - to help them improve their businesses. Sainsbury's fully supports the recommendations of the Commission on the Future of Farming and Food, to develop a profitable and sustainable food and farming sector that is internationally competitive and ensures good environmental stewardship.

Sainsbury's, our suppliers and their supplying farmers are meeting and working together through our Partnerships in Fresh Food, highlighting opportunities for farmers to raise assistance needed for local initiatives and for us to share customer information and trends with them. Our Dairy Communication Forum brings us together with all involved parties to consider ways of improving efficiencies in the milk supply chain and find ways to increase overall milk consumption.

The outbreak of foot-and-mouth-disease in the UK in 2001 led us to change the way we organise our fresh meat business.

As a result, we now slaughter more livestock locally and transport the carcasses for further processing. Since 1998 our Supplier Development Programme has helped smaller suppliers deliver quality specialist products to a wider market - contributing to local economies. We are also selling fresh wild venison, pheasant and partridge and are using these meats increasingly in chilled foods.

We now have nearly 3,000 products sourced locally from over 550 suppliers in the UK.

We have been working with suppliers on environmental stewardship schemes since 1997 when we launched our Farm Biodiversity Action Plans to conserve habitats and wildlife. To date, 289 farms are taking part, including livestock, poultry and horticultural growers.

In December 2001 we launched our Corporate Social Responsibility website at www.j-sainsbury.co.uk/csr/ and, as a member of the Business Impact Review Group, began publishing data against a set of 55 indicators at www.bitc.org.uk/iosreporting

**Environment**

J Sainsbury plc was, for the third year running, the leading food retailer in Business in the Environment's Index of Corporate Environmental Engagement in 2002, and fourth overall among the 192 companies that took part. The Company's 2002 Environment Report will be published at www.j-sainsbury.co.uk/environment in September.


FIGHTING HUNGER

### Supporting diversity

We are committed to providing fair and equal treatment for all colleagues. Sainsbury's is one of around 40 organisations that signed up to the Kingsmill Initiative to undertake voluntary audits in the workplace to identify how female colleagues are paid compared to male counterparts. During the year, the number of female store managers rose from 31 to 41.

We are working to increase the number of people from an ethnic background in management across the business, especially in the 140 stores where an imbalance with the customer base has been identified.

The Group's policy is to give disabled people fair consideration for all types of vacancies and to provide them with equal opportunities in line with their skills and abilities. Sainsbury's won the supermarket category in the 2001 EASE Awards, which recognise good practice for people with disabilities. Our stores' reinvigoration programme includes working towards compliance with the 2004 Disability Discrimination Act.

Sainsbury's also supports the UK Government's Age Positive campaign to encourage the employment of older workers.

In the US, Shaw's offers all associates a workshop in diversity awareness. The purpose of the session is to better understand the challenges of diversity in the workplace and to gain a better understanding of how to work with a diverse work population.

### Communication with colleagues

Sainsbury's Supermarkets is committed to maintaining a strong dialogue with its colleagues. Regular team meetings with managers encourage discussion on business developments.

In addition to daily intranet messages, a monthly staff magazine and a regular business television broadcast, Sainsbury's colleague attitude survey, Talkback, is now in its fifth year and was completed by 92 per cent of colleagues in both August and February of this financial year.





**From the top:** Shaw's customers and associates raised almost $0.5 million for five charities. The Ballymena Brownies with colleagues from Sainsbury's in Ballymena who benefitted from our Local Heroes scheme which rewards colleagues for their volunteering. Our biodiversity action plans are conserving habitats and wildlife on 289 farms. Sainsbury's Fruit in Schools scheme, will be extended to 100 schools in Liverpool and Manchester in September 2002 building on successful programmes in 60 schools in London, Birmingham and Glasgow. England and Liverpool football star Danny Murphy announced the new scheme with children from Forefield Community Infants School, Crosby.


Sainsbury's
to you

The Staff Council framework at local and Company level is being used increasingly for two-way communication, ensuring that compliance with the forthcoming European Directive on Consultation and Information is very straightforward.

Colleagues have always been encouraged to hold shares in the Company and over 40 per cent of UK colleagues are shareholders directly or through the Profit Sharing Scheme Trust or the Sainsbury's Share Purchase Plan. The Company's interim and annual results are presented to all senior management and processes exist at local level to communicate these results to all colleagues.

### Charitable donations and investment in the community

Sainsbury's invested £11 million directly in support of UK communities during the year. This included £5 million in cash to programmes such as Local Heroes, Fruit in Schools and Equipment for Schools and £6 million worth of goods. This included unsold fresh food to the charities Crisis FareShare, GroceryAid and the Salvation Army, and computers for educational projects. Sainsbury's donated Pictures for Schools educational resources and framed pictures to over 1,000 secondary schools. And for Choir of the Year 2002, more singers entered than ever before with double the entries of youth and children's choirs. In addition to the Company's donations, Sainsbury's customers in store and colleagues gave in excess of £3 million to charities including the British Heart Foundation, Sainsbury's Charity of the Year. Once again, J Sainsbury plc achieved the Per Cent Club's standard in 2001.

In the US, Shaw's gave just over $1.5 million to community projects and donated $18 million worth of product to the Second Harvest Food Banks and Pantries across New England as well as computers and printers to schools and educational projects. Customers and associates also raised almost $0.5 million for five organisations – The Muscular Dystrophy Association, Special Olympics, March of Dimes, Food Industry Crusade Against Hunger and the September 11th Fund.

# Board of Directors



❁○□ **Sir George Bull,** Non-Executive Chairman
Appointed to the Board in April 1998 and became Chairman in July 1998. Previously Chairman of Diageo plc until July 1998. Former Group Chief Executive and Chairman of Grand Metropolitan PLC. Non-Executive Director of BNP Paribas Enterprises Limited and The Maersk Company Ltd. Vice President of the Marketing Council. Age 65.



□ **Sir Peter Davis,** Group Chief Executive
Appointed March 2000. Previously Group Chief Executive of Prudential plc (1995-2000). From 1976 until 1986 he held senior positions within Sainsbury's, latterly Assistant Managing Director. Chairman of Sainsbury's Supermarkets Ltd and Shaw's Supermarkets Inc. Non-Executive Director of UBS AG. Age 60.



**Roger Matthews,** Group Finance Director
Appointed November 1999. Director of Sainsbury's Supermarkets Ltd, and Shaw's Supermarkets Inc. Chairman of Sainsbury's Bank plc. Formerly Group Managing Director and Finance Director of Compass Group PLC. Currently a Non-Executive Director of Zenergy UK Limited. Age 47.



**Sara Weller,** Assistant Managing Director of Sainsbury's Supermarkets Ltd
Appointed January 2002. Responsible for strategic planning, marketing and formats for Sainsbury's Supermarkets Ltd, *Sainsbury's to You* and Sainsbury's Bank plc. Joined Sainsbury's in January 2000 as Marketing Director. Previously held the position of Retail Marketing Director at Abbey National for three years and worked for Mars Confectionery for 13 years. Age 40.



❁○□ **Keith Butler-Wheelhouse,**
Non-Executive Director
Appointed September 1999. Chief Executive of Smiths Group plc since 1996, prior to which he was President of SAAB Automobile Sweden from 1992. Non-Executive Director of Delta (South Africa). Age 56.



❁○□ **June de Moller,**
Non-Executive Director
Appointed September 1999. Formerly a Director of Carlton Communications Plc from 1983 until January 1999 (Managing Director from 1993). Currently Non-Executive Director of Archant Limited, Cookson Group plc and Merchant Securities plc. Age 54.

# Summary Directors' report

**Lord Sainsbury of Preston Candover KG,** President

Key to Committee Members:

| | |
|---|---|
| Audit Committee | ○ |
| Nomination Committee | □ |
| Remuneration Committee | ❁ |
| Denotes Chairman of Committee | ❁ ○ □ |

## The Board

The Board comprises six Executive Directors and six Non-Executive Directors, including the Chairman. Lord Levene is the senior Non-Executive Director and all Non-Executive Directors are considered to be independent. The Board meets 10 times a year, including a two-day strategy conference, and is responsible to shareholders for strategic development, the management of the Group's assets to maximise performance and the control of business operations.

## Changes to the Board

Sir Clive Thompson and Robin Whitbread retired from the Board on 25 July 2001 and 15 October 2001 respectively. Lord Levene joined the Board as a Non-Executive Director on 1 May 2001. Stuart Mitchell and Sara Weller were appointed as Executive Directors on 1 January 2002. Bridget Macaskill joined the Board as a Non-Executive Director on 1 February 2002.



**Ian Coull,** Group Property and Environmental Affairs Director
Appointed January 1988. Director of Sainsbury's Supermarkets Ltd with responsibility for property. Member of the Government's Property Industry Forum. Chairman, the South Bank Employers' Group. Age 51.



**John Adshead CBE,** Group Human Resources and Information Systems Director
Appointed February 1989. Director of Sainsbury's Supermarkets Ltd responsible for Information Systems and Human Resources. Chairman, J Sainsbury Pension Trustees. Non-Executive Director of the Tablet Publishing Company. Age 57.



**Stuart Mitchell,** Assistant Managing Director of Sainsbury's Supermarkets Ltd
Appointed January 2002. Responsible for trading, retail and the supply chain for Sainsbury's Supermarkets Ltd. Joined Sainsbury's in 1984 and has served in a variety of senior positions within procurement, primary agriculture, non-foods and strategy. Age 41.



□○✲ **Jamie Dundas,**
Non-Executive Director
Appointed September 2000. Currently Chief Executive of MEPC Limited which he joined as Finance Director in 1997. Previously Finance Director of Hong Kong Airport Authority (1992-1996). Chairman of Macmillan Cancer Relief. Age 51.



□○✲ **Lord Levene of Portsoken,**
Non-Executive Director
Appointed May 2001. Currently Vice Chairman of Deutsche Bank AG London, Chairman of General Dynamics UK Ltd and of International Financial Services London. Director of the Haymarket Group. Lord Mayor of London (1998-1999). Age 60.



□○✲ **Bridget Macaskill,**
Non-Executive Director
Appointed February 2002. Formerly Chairman and Chief Executive Officer of OppenheimerFunds and Non-Executive Director of Prudential plc (1999-2001) and Hillsdown Holdings plc (1989-1991). Age 53.

**Corporate Governance**

The Company is committed to high standards of corporate governance in its business and has complied throughout the period under review with all the provisions of the Combined Code on Corporate Governance. The Company has an established system of internal controls.

The Remuneration, Nomination and Audit Committees have written terms of reference which define their authorities, duties and membership. These committees are made up exclusively of the Non-Executive Directors, other than the Group Chief Executive's membership of the Nomination Committee.

**Group performance and dividend**
A review of the performance of the Group and its principal operating subsidiaries during the period is set out in the Chairman's Statement, the Group Chief Executive's Review and the Operating Review on pages 3 to 17.

The Directors recommend the payment of a final dividend of 10.82 pence per share (2001: 10.30 pence), making a total dividend for the year of 14.84 pence per share (2001: 14.32 pence). Subject to shareholders approving this recommendation at the Annual General Meeting, the dividend will be paid on 26 July 2002 to shareholders on the Register at the close of business on 14 June 2002.

**Annual General Meeting**
The Annual General Meeting will take place at 11.30am on Wednesday, 24 July 2002 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting and explanatory notes are enclosed with this Review.

**Summary Remuneration Report**
The Remuneration Committee is chaired by Keith Butler-Wheelhouse and comprises all of the Non-Executive Directors. The Committee has adopted a remuneration policy which is consistent with the Company's business objectives and which:

- attracts, retains and motivates high calibre Directors and senior management;
- in general terms, sets base salary broadly in line with median market practice, whilst moving total remuneration towards upper quartile market levels for superior performers;
- creates overall packages in which performance-related elements form a significant proportion;
- reinforces the performance orientated culture by providing enhanced rewards for stretch performance;
- supports a short-term and long-term incentive plan which is targeted at both personal and Company performance;
- aligns the interests of Directors and senior management with those of the shareholders by linking share and cash incentive payments to performance; and
- is based on information from independent remuneration sources which takes into account the retail sector as well as other large companies of a comparable size and complexity.

The main components of Executive Directors' remuneration are basic salary, pension entitlement and short and long-term incentive arrangements which provide rewards based upon personal and business performance targets. The full report on Directors' remuneration is set out on pages 12 to 16 of the Annual Report and Financial Statements.

Changes have been made to the Annual Bonus Plan and Performance Share Plan for 2002/03 which will increase the emphasis on performance for all participants. Details of the changes and of the proposal to introduce a new Executive Share Option Plan, which will also further align management's interests with those of shareholders, are set out in the Chairman's letter which accompanies this Review.

## Directors' Remuneration

The remuneration of the current Directors for the year was as follows:

| | Note | Salary £000 | Bonus[6] £000 | Profit sharing £000 | Benefits £000 | Total 2002 £000 | Total 2001 £000 |
|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | |
| John Adshead CBE | | **320** | **130** | **3** | **23** | **476** | 429 |
| Ian Coull | | **320** | **130** | **3** | **16** | **469** | 459 |
| Sir Peter Davis | 1 | **750** | **320** | **7** | **21** | **1,098** | 1,074 |
| Roger Matthews | | **380** | **158** | **3** | **21** | **562** | 565 |
| Stuart Mitchell | 2 | **75** | **30** | **-** | **5** | **110** | - |
| Sara Weller | 2 | **76** | **30** | **-** | **4** | **110** | - |
| **Non-Executive Directors** | | | | | | | |
| Sir George Bull | | **225** | **-** | **-** | **20** | **245** | 242 |
| Keith Butler-Wheelhouse | | **29** | **-** | **-** | **-** | **29** | 25 |
| June de Moller | | **25** | **-** | **-** | **-** | **25** | 25 |
| Jamie Dundas | 3 | **30** | **-** | **-** | **-** | **30** | 16 |
| Lord Levene | 4 | **23** | **-** | **-** | **-** | **23** | - |
| Bridget Macaskill | 5 | **4** | **-** | **-** | **-** | **4** | - |

1 Highest paid director.
2 Appointed as a Director on 1 January 2002.
3 Appointed as a Director on 1 September 2000.
4 Appointed as a Director on 1 May 2001.
5 Appointed as a Director on 1 February 2002.
6 Includes performance bonuses earned in the period under review but not paid in the financial year. Bonuses have been apportioned for Directors appointed since 1 April 2001.
7 The aggregate remuneration of the Directors for the year was £4.2 million (2001: £4.7 million).
8 Robin Whitbread retired from the Board on 15 October 2001 and received compensation of £525,000 in accordance with his service contract.

## Performance Share Plan

Under the Plan, shares conditionally allocated to individuals are released to them in the form of options if a future performance criterion, based on a comparator group of companies, is met at the end of the three-year performance period. Sir Peter Davis does not participate in this Plan. The Remuneration Committee has reviewed the performance criterion relating to the conditional allocation made in 1999 and has determined that 83.3 per cent of the award should be released to participants on 29 May 2002 in the form of an option over the appropriate number of shares. This is shown below together with the conditional allocations for 2000 and 2001.

| | 26 July 1999 | 2 June 2000 | 7 June 2001 |
|---|---|---|---|
| John Adshead CBE | 30,067 | 55,146 | 37,470 |
| Ian Coull | 31,738 | 55,146 | 37,470 |
| Roger Matthews | - | 62,500 | 44,496 |
| Stuart Mitchell | 9,977 | 37,223 | 28,981 |
| Sara Weller | - | 41,359 | 30,035 |

The above figures for 2000 and 2001 show the maximum award that would be released provided that the Company achieves the upper quartile position within the comparator group at the end of the three-year performance period.

# Summary Directors' report continued

**Options over ordinary shares**

Current Directors' options under the Company's Executive Share Option Scheme and Savings-Related Share Option Scheme are summarised below:

| | Total 1 April 2001 | Granted during the year | Exercised during the year | Lapsed during the year | **Total 30 March 2002** |
|---|---|---|---|---|---|
| **Executive Share Option Scheme** | | | | | |
| John Adshead CBE | 470,844 | 153,565 | - | - | **624,409** |
| Ian Coull | 475,464 | 153,565 | - | - | **629,029** |
| Sir Peter Davis | 3,009,596 | - | - | - | **3,009,596** |
| Roger Matthews | 231,333 | 182,358 | - | - | **413,691** |
| Stuart Mitchell | 329,675* | - | - | - | **329,675** |
| Sara Weller | 316,315* | - | - | - | **316,315** |
| **Savings-Related Share Option Scheme** | | | | | |
| John Adshead CBE | 2,473 | 427 | - | 820 | **2,080** |
| Ian Coull | 4,295 | 723 | 141 | - | **4,877** |
| Sir Peter Davis | - | 4,384 | - | - | **4,384** |
| Roger Matthews | 1,879 | 692 | - | - | **2,571** |
| Stuart Mitchell | 4,371* | - | 141 | - | **4,230** |

* As at date of appointment, including options granted during the year, but prior to appointment.

The options outstanding under the Company's Executive Share Option Scheme and Savings-Related Share Option Scheme are exercisable at prices between 253.0 pence and 545.0 pence. In the period from 1 April 2001 to 30 March 2002, the highest mid-market price was 447.75 pence and the lowest mid-market price was 326.75 pence.

Both Ian Coull and Stuart Mitchell exercised a Savings-Related Share Option on 6 February 2002 and retained the resulting shares. The option price was 292.0 pence per share and the market price on exercise was 403.0 pence per share. The gains on the options exercised were £156.51 each, calculated by reference to the differences between the share option price and the mid-market price on the date of the exercise.

**Directors' interests**

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

| | Ordinary shares[1] 1 April 2001 | Ordinary shares[1] **30 March 2002** | Ordinary shares[3] **28 May 2002** |
|---|---|---|---|
| **Executive Directors** | | | |
| John Adshead CBE | 54,732 | **69,345** | **69,401** |
| Ian Coull | 32,434 | **46,101** | **46,157** |
| Sir Peter Davis | 100,000 | **101,106** | **101,162** |
| Roger Matthews | 50,000 | **50,391** | **50,391** |
| Stuart Mitchell | 12,179[2] | **12,407** | **12,463** |
| Sara Weller | 187[2] | **243** | **299** |
| **Non-Executive Directors** | | | |
| Sir George Bull | 17,500 | **20,000** | **20,000** |
| Keith Butler-Wheelhouse | 3,300 | **3,300** | **3,300** |
| June de Moller | 1,500 | **1,500** | **1,500** |
| Jamie Dundas | 1,200 | **1,200** | **1,200** |
| Lord Levene | -[2] | **2,500** | **2,500** |
| Bridget Macaskill | -[2] | **-** | **-** |

1 Ordinary shares are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They also include the beneficial interests in shares which are held in trust under the J Sainsbury Profit Sharing Scheme and the Sainsbury's Share Purchase Plan.

2 At date of appointment.

3 Changes to the Directors' interests in ordinary shares between 31 March 2002 and 28 May 2002 occurred as a result of purchases under the Sainsbury's Share Purchase Plan.

| | 2002 £m | Restated 2001[A] £m |
|---|---|---|
| **Turnover including VAT and sales tax[B]** | **18,206** | 18,441 |
| VAT and sales tax | **(1,044)** | (1,197) |
| Continuing operations | **17,154** | 15,954 |
| Discontinued operations | **8** | 1,290 |
| **Turnover excluding VAT and sales tax** | **17,162** | 17,244 |
| **Continuing operations - operating profit before exceptional costs and amortisation of goodwill** | **679** | 615 |
| Exceptional operating costs | **(38)** | (78) |
| Amortisation of goodwill | **(14)** | (12) |
| **Continuing operations - operating profit** | **627** | 525 |
| **Discontinued operations - operating (loss)/profit** | **(2)** | 8 |
| **Operating profit** | **625** | 533 |
| Share of loss in joint ventures | **(1)** | (3) |
| (Loss)/profit on sale of properties | **(4)** | 70 |
| Disposal of operations - discontinued | **-** | (87) |
| **Profit on ordinary activities before interest** | **620** | 513 |
| Net interest payable | **(49)** | (76) |
| **Underlying profit on ordinary activities before tax[C]** | **627** | 549 |
| Exceptional items | **(42)** | (96) |
| Amortisation of goodwill | **(14)** | (16) |
| **Profit on ordinary activities before tax** | **571** | 437 |
| Taxation | **(200)** | (157) |
| **Profit on ordinary activities after tax** | **371** | 280 |
| Equity minority interest | **(7)** | (4) |
| **Profit for the financial year** | **364** | 276 |
| Equity dividends | **(285)** | (274) |
| **Retained profit for the financial year** | **79** | 2 |
| **Basic earnings per share** | **19.1p** | 14.5p |
| **Underlying earnings per share[C]** | **21.5p** | 18.8p |
| **Diluted earnings per share** | **18.9p** | 14.4p |
| **Underlying diluted earnings per share[C]** | **21.3p** | 18.7p |

A Restated for change in accounting policy for deferred tax.
B Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
C Before exceptional items and amortisation of goodwill.

# Summary financial review continued


Group operating profit – continuing operations £ million
744
730
607
615
679
98
99
00
01
02


Group profit before tax £ million
691
832
509
437
571
98
99
00
01
02


Group underlying earnings per share pence
26.6
26.8
20.5
18.8
21.5
98
99
00
01
02

The 2001 figures are restated for FRS 19.

**The results for the year reflect good progress across the Group. The Group's underlying profit before tax has increased to £627 million (2001: £549 million), an increase of 14.2 per cent, reversing the profit declines in recent years. Profit before tax after exceptional items and amortisation of goodwill was £571 million (2001: £437 million), an increase of 30.7 per cent.**

In its first full year of recovery Sainsbury's Supermarkets has reversed the profit declines experienced in the previous three financial years and reported a 10 per cent year-on-year profit growth. We have seen a step change in sales performance with like-for-like growth of 6.3 per cent, excluding petrol (Easter contributing 0.3 per cent), the best like-for-like growth reported for over a decade. Significant progress has been made in delivering our transformation programme with accelerated investment in our IT systems, supply chain and the reinvigoration of our stores. This investment programme will continue to drive sales growth and deliver significant cost efficiencies over the long-term.

Shaw's, the Group's US supermarket chain, and Sainsbury's Bank continued their recent strong performances with reported operating profit growth of 19 per cent and 66 per cent respectively.

The Group is in a stronger financial position than a year ago and remains focused on delivering long-term, sustainable growth in Sainsbury's Supermarkets, together with exploiting growth opportunities in Shaw's and Sainsbury's Bank.

**Results from continuing operations**
Sales and underlying operating profit before exceptional costs and amortisation of goodwill were as follows:

| | Sales[1] 2002 | | Operating profit[2] 2002 | |
|---|---|---|---|---|
| | £m | % change | £m | % change |
| **Continuing operations** | | | | |
| Sainsbury's Supermarkets | 14,860 | 7 | 515 | 10 |
| Sainsbury's Bank | 165 | 7 | 22 | 66 |
| JS Developments | 112 | (25) | 15 | (40) |
| Shaw's Supermarkets (US) | 3,061 | 12 | 137 | 19 |
| Profit sharing | | | (10) | (30) |
| **Total** | 18,198 | 7 | 679 | 10 |

1 Includes VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
2 Profit before exceptional operating costs and amortisation of goodwill.

Total Group sales were £18,206 million (2001: £18,441 million), with sales from continuing operations increasing by 7.4 per cent to £18,198 million (2001: £16,940 million). Total operating profit from continuing operations at £679 million (2001: £615 million), was 10.4 per cent up on the previous year with all operations, except JS Developments, making a strong contribution to growth. Total operating profit includes an investment in *Sainsbury's to You*, the Group's home delivery service, which amounted to £50 million, an increase of £10 million over the previous year.

Net interest payable of £49 million, was £27 million lower than the previous year, benefiting from the Homebase disposal proceeds and lower interest rates.

Underlying profit before tax at £627 million (2001: £549 million) was 14.2 per cent up on the previous year.

**Discontinued operations**
Losses from discontinued businesses were £2 million (2001: profits of £13 million). The withdrawal from Egypt benefited operating profit by £33 million with losses reducing from £35 million last year to £2 million this year. The disposal of Homebase was slightly earnings positive during the year, last year's profit contribution of £48 million being offset by the interest benefit on the disposal proceeds.

## Independent Auditors' statement to the members of J Sainsbury plc

We have examined the Summary Financial Statement of J Sainsbury plc.

**Respective responsibilities of Directors and Auditors**
The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the reports contained within the Annual Report and Financial Statements and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

**Basis of opinion**
We conducted our work in accordance with Bulletin 1999/6 'The Auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

**Opinion**
In our opinion the summary financial statement is consistent with the financial statements, the Remuneration report and the report of the Directors of J Sainsbury plc for the year ended 30 March 2002 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

**PricewaterhouseCoopers**
Chartered Accountants and
Registered Auditors
London

28 May 2002

## Exceptional items

| | 2002 £m | 2001[1] £m |
|---|---|---|
| **Exceptional operating costs** | | |
| UK business transformation programme[2] | **(30)** | (68) |
| Shaw's Supermarkets | **(8)** | (10) |
| Homebase | **-** | (1) |
| | **(38)** | (79) |
| **Non-operating exceptional items** | | |
| Profit on sale of Homebase | **-** | 24 |
| (Loss)/profit on sale of properties - Homebase | **-** | 43 |
| - other | **(4)** | 27 |
| | **(4)** | 70 |
| Impairment on Egyptian business | **-** | (111) |
| | **(4)** | (17) |
| **Total exceptional items** | **(42)** | (96) |

1 Restated for FRS 19.
2 Including the closure of the Taste joint venture amounting to £5 million.

In October 2000, we announced a major transformation programme in Sainsbury's Supermarkets including upgrading IT systems, supply chain and store portfolio. Due to the scale, scope and pace of this programme it was estimated that exceptional operating costs of between £35 million and £50 million per annum would be incurred for at least three years. These costs primarily relate to the closure of depots and stores and reorganisation costs associated with this programme. In the year, total exceptional operating costs were £38 million, a £41 million reduction over the previous year. These costs included transformation programme costs of £25 million, the cost of the closure of the Taste joint venture amounting to £5 million, and costs of £8 million at Shaw's relating to the closure of the East Bridgewater depot.

Surplus properties were sold in the year generating cash proceeds of £54 million and a property loss of £4 million. No further adjustments were made this year-end to the Homebase profit on disposal nor to the Egyptian impairment provision reported in last year's accounts.

A full withdrawal from the Egyptian business was completed during the year within the costs provided.

Substantial progress has been made in completing outstanding matters associated with the Homebase disposal. It is now estimated that total gross proceeds of around £1 billion will be generated and a further profit on disposal will be realised when the Group's 17.8 per cent retained equity investment in Homebase is sold, and when all outstanding property matters are resolved.

**Earnings per share and dividends**
Underlying earnings per share before exceptional items and amortisation of goodwill increased by 14.4 per cent to 21.5 pence (2001 restated: 18.8 pence). Basic earnings per share increased by 31.7 per cent to 19.1 pence (2001 restated: 14.5 pence).

A final dividend of 10.82 pence per share is proposed, which represents an increase of 5 per cent over last year. The total proposed dividend for the year is 14.84 pence which represents an increase of 3.6 per cent on last year and dividend cover of 1.3 times. The decision to propose an increase in the final dividend reflects the Directors' confidence in the Group's future growth prospects. This increase is at a lower rate than the increase in earnings, recognising the need to restore dividend cover.


Group capital expenditure £ million
809
772
803
956
1,156
98
99
00
01
02

## Cash flow

The Group's net debt has increased by £297 million during the year to £1,156 million.

Operating cash inflow remained strong at £1,067 million, up 16 per cent on last year.

Group capital expenditure for the year was £1,156 million (2001: £956 million). Sainsbury's Supermarkets capital expenditure was £1,023 million including £221 million on new stores, £530 million on existing stores, £171 million on the supply chain and £101 million on other capital expenditure. Shaw's capital expenditure was £133 million. Group capital expenditure is forecast to be £1.1 billion for 2003.

Sale of fixed assets benefited from Homebase freehold properties disposal proceeds amounting to £196 million, less indemnity payments provided for at the time of the Homebase sale.

Since the year end £78 million has been received being the partial repayment of vendor loan notes in Homebase.

## Summary cash flow

| | 2002 £m | 2001 £m |
|---|---|---|
| **Operating cash inflows** | **1,067** | 922 |
| Net interest | **(69)** | (95) |
| Taxation | **(171)** | (168) |
| Dividends | **(275)** | (274) |
| Payments for fixed assets | **(1,073)** | (960) |
| Purchase of own shares | **-** | (18) |
| Sale of fixed assets | **218** | 453 |
| **Cash outflow before sale and purchase of businesses** | **(303)** | (140) |
| Sale of business | **3** | 636 |
| Investment in joint ventures | **(6)** | (45) |
| Other | **-** | 9 |
| **Net cash (outflow)/inflow before financing** | **(306)** | 460 |
| Issue of ordinary share capital | **17** | 24 |
| Non cash movements | **(8)** | (79) |
| **(Increase)/decrease in net debt** | **(297)** | 405 |
| **Net debt** | **1,156** | 859 |

## FRS 17 - Retirement benefits

FRS 17 will be fully adopted by the Group over the next two years. This accounting standard gives rise to a notional surplus or deficit on defined benefit pension schemes based on certain required parameters, some of which are tied specifically to the last day of the financial year and could, therefore, be subject to large year-on-year fluctuations.

At 30 March 2002, the notional deficit, using these prescribed parameters, on the Group's defined benefit pension schemes was £257 million (a gross deficit of £368 million offset by a notional deferred tax asset of £111 million). The new standard does not allow the amortisation of any pension surpluses through the profit and loss account. This credit amounted to £19 million in 2002.

The Group will not account for the profit and loss effect until 2004 as required by FRS 17. If the Group were to do this today, the additional profit before tax charge is estimated to be less than £15 million.

Whatever notional numbers are reported under FRS 17, the Board firmly believes that funding decisions for the Group's schemes should be based on actuarial valuations, undertaken every three years. The Board is committed to balancing the financial security of colleagues with the needs of the Group's shareholders.

### Balance sheet

Shareholders' funds increased by £97million to £4,848 million and net debt has increased by £297 million to £1,156 million in the year, increasing Group gearing to 24 per cent (2001 restated: 18 per cent). The adjustment for the change in accounting policy for deferred tax reduced opening reserves by £160 million and increased gearing by 1 per cent.

### Summary balance sheet

| | 2002 £m | 2001[1] £m |
|---|---|---|
| **Fixed assets** | **7,343** | 6,657 |
| Stock | **751** | 763 |
| Debtors and other assets | **2,591** | 2,460 |
| Cash and current asset investments | **386** | 487 |
| Debt | **(1,542)** | (1,346) |
| **Net debt** | **(1,156)** | (859) |
| Other creditors and provisions | **(4,620)** | (4,217) |
| **Net assets** | **4,909** | 4,804 |
| Equity shareholders' funds | **4,848** | 4,751 |
| Minority interests | **61** | 53 |
| Capital employed | **4,909** | 4,804 |

1 Restated for change in accounting policy for deferred tax.

### Shareholder return

The share price increased from 385.0 pence at the start of the financial year to 399.5 pence at 30 March 2002 with a range of 326.75 pence to 447.75 pence. The Company's equity market capitalisation at 30 March 2002 was £7.7 billion.

Total shareholder return was 10 per cent (the increase in the value of a share, including reinvested dividends, based on the average share price for the three months ended 30 March 2002 compared with the equivalent period in 2001) with J Sainsbury plc ranked seventh in its peer group of 13 European retailers.

The summary financial statement on pages 20 to 29 was approved by the Board of Directors on 28 May 2002 and is signed on its behalf by

**Roger Matthews** Group Finance Director

## Shareholders' interests at 30 March 2002

Number of shareholders: 126,543 (2001: 122,931)

Number of shares in issue: 1,936,335,686 (2001: 1,930,837,821)

### By size of holding

| | Shareholders % | | Shares % | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| 500 and under | **57.62** | 55.63 | **0.53** | 0.55 |
| 501 to 1,000 | **15.39** | 16.41 | **0.75** | 0.78 |
| 1,001 to 10,000 | **24.86** | 25.80 | **4.10** | 4.12 |
| 10,001 to 100,000 | **1.51** | 1.58 | **2.56** | 2.59 |
| 100,001 to 1,000,000 | **0.43** | 0.40 | **9.29** | 8.96 |
| Over 1,000,000 | **0.19** | 0.18 | **82.77** | 83.00 |
| | **100.00** | 100.00 | **100.00** | 100.00 |

### By category of shareholder

| | Shareholders % | | Shares % | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| Individual and other shareholders | **93.23** | 93.46 | **42.13** | 42.17 |
| Insurance companies | **0.10** | 0.13 | **0.76** | 1.35 |
| Banks and nominees | **6.10** | 4.90 | **56.20** | 52.09 |
| Investment trusts | **0.05** | 0.14 | **0.01** | 0.13 |
| Pensions funds | **0.02** | 0.02 | **0.88** | 0.52 |
| Other corporate bodies | **0.50** | 1.35 | **0.02** | 3.74 |
| | **100.00** | 100.00 | **100.00** | 100.00 |

At the year end, the Trustees of the J Sainsbury Profit Sharing Scheme Trust held 5.7 million shares (2001: 7.9 million) on behalf of 52,617 participants (2001: 56,800). The Trustees' holding is included in 'Individual and other shareholders'.

**Annual General Meeting**
The Annual General Meeting will be held at 11.30am on Wednesday 24 July 2002 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting and the proxy form is enclosed with this Review.

**Corporate website**
J Sainsbury plc annual reports and results announcements are available via the Internet on our corporate website at www.j-sainsbury.co.uk. As well as providing share price data and financial history, the site also gives background information about the Group, recent press releases and news and current issues. Shareholders can receive e-mail notification of results and press announcements as they are released by accessing the page called Email Service in the Investor section of the website.

**Electronic communications**
The Company has set up a facility for shareholders to take advantage of electronic communications.

If you would like to:

- check the balance and current value of your shareholding and view your dividend history;
- register your e-mail address so that future shareholder information can be sent to you electronically;
- submit your vote on-line prior to a general meeting

log-on to www.j-sainsbury.co.uk/shareholders and complete the following steps:

1. Click on 'visit our Registrars'
2. Enter the required information and click 'go'. You will need your 11 character shareholder reference number located on your latest tax voucher
3. Click 'go' next to 'Communication Details' and register on-line.

**Registrars**
For information about the AGM, shareholdings and dividends and to report changes to personal details, shareholders should contact: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. Telephone: 0870 702 0106.

**Dividend Reinvestment Plan**
The Company has a Dividend Reinvestment Plan which allows shareholders to reinvest their cash dividends in the Company's shares bought in the market through a specially arranged sharedealing service. No new shares are allotted under this plan and some 29,000 shareholders participate in it. Full details of the plan and its charges, together with mandate forms, are available from the Registrars.

Key dates for the final dividend are as follows:

| | |
|---|---|
| Last date for return or revocation of plan mandates | 5 July 2002 |
| Plan shares purchased for participants | 26 July 2002 |
| Plan share certificates issued | 9 August 2002 |

**Individual Savings Account (ISA)**
A corporate ISA is available from Sainsbury's Bank and offers a tax efficient way of holding shares in J Sainsbury plc. Managed by Bank of Scotland, both a Maxi and Mini ISA are available. For further information contact: Bank of Scotland PEP/ISA Administration Centre, 600 Gorgie Road, Edinburgh EH11 3WA or telephone: 0845 300 3980.

**Low cost dealing service**
The Company offers a share dealing service for J Sainsbury plc ordinary shares through The Share Centre Ltd in conjunction with UBS Warburg. Dealing commission on both purchases and sales of J Sainsbury plc ordinary shares is one per cent. For further information contact: The Share Centre, PO Box 2000, Oxford House, Oxford Road, Aylesbury, Buckinghamshire HP21 8ZB. Telephone: 01296 414141.

**Tax information – Capital Gains Tax**
For Capital Gains Tax purposes, the market value of ordinary shares on 31 March 1982 was 69.375 pence.

**American Depository Receipts (ADRs)**
In the US, the Company's ordinary shares are traded in the form of American Depository Shares, evidenced by ADRs, and trade under the symbol JSNSY. Each American Depository Share represents four ordinary shares. Citibank is the authorised Depository Bank for the Sainsbury ADR programme.

All enquiries regarding ADR holder accounts and payment of dividends should be addressed to:

Citibank, N.A.
ADR Shareholder Services
111 Wall Street
New York, NY 10005

Telephone: 1-877-2400-4237
(Toll free in the USA)

**General contact details**
For **investor enquiries** please contact: Investor Relations, J Sainsbury plc, 33 Holborn, London EC1N 2HT. Telephone: 020 7695 7162/4614.

An audio tape of the Annual Review and Summary Financial Statement can be obtained by calling: 01435 862737.

**Annual Reports, Interim Reports** and information on Corporate Social Responsibility are all available on the Internet at: www.j-sainsbury.co.uk and by calling: 0800 387504.

Share price information is available on the Company's website, in the financial press and via the Cityline service operated by the Financial Times (Telephone: 0906 843 3545).

For general enquiries about **Sainsbury's Bank** call: 0500 405060.

For any **other enquiries** please contact our Customer Careline: 0800 636262.

# Financial calendar 2002/03

## Dividend and interest payments

| | |
|---|---|
| **Ordinary dividend:** | |
| Ex-dividend date | **12 June 2002** |
| Record date | **14 June 2002** |
| Final dividend payable | **26 July 2002** |
| Interim dividend payable | **January 2003** |
| 8% Irredeemable Unsecured Loan Stock | **1 March/1 September** |
| £250m 6.125% Notes 2017 | **5 April** |
| £350m 6.00% Notes 2032 | **5 April** |
| Euro 800m 5.625% Notes 2008 | **11 July** |
| £300m 6.50% Notes 2012 | **11 July** |

## Other dates

| | |
|---|---|
| Annual General Meeting | **24 July 2002** |
| Interim results announced | **November 2002** |
| Interim report circulated | **November 2002** |
| Results for year announced | **May 2003** |
| Report and Accounts circulated | **June 2003** |
| Annual General Meeting | **July 2003** |

**Registered office**
J Sainsbury plc
33 Holborn
London EC1N 2HT
Registered number 185647

**Auditors**
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

**Solicitors**
Denton Wilde Sapte
One Fleet Place
London EC4M 7WS

Linklaters & Alliance
One Silk Street
London EC2Y 8HQ

**Stockbrokers**
UBS Warburg Ltd
1 Finsbury Avenue
London EC2M 2PP

Hoare Govett Ltd
250 Bishopsgate
London EC2M 4AA

# Visit our websites

Information about the Group may be found on the Internet at:
www.j-sainsbury.co.uk

For information about Sainsbury's Supermarkets log on to:
www.sainsburys.co.uk

For information about Sainsbury's Bank log on to:
www.sainsburysbank.co.uk

For information about Shaw's log on to:
www.shaws.com

To shop on-line log on to:
www.sainsburystoyou.co.uk

**Shareholder electronic communication**
See page 31 for details of the advantages of using this website and how to register on-line at:
www.j-sainsbury.co.uk/shareholders

Designed and produced by CGI BrandSense. Photography by John Sturrock, Jason Grow and Mike Abrahams (Network Photographers). Garry Hunter (studio). Illustration by Grundy Northedge. Printed by Royle Corporate Print. The paper used in this Review utilises recycled paper and board with the Nordic Swan label which is elemental chlorine free. The paper mills have achieved accreditation to the environmental standard ISO 14001.

J Sainsbury plc
33 Holborn, London EC1N 2HT
www.j-sainsbury.co.uk

